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05012067

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Astro All Asia Networks plc

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED OCT 27 2005 THOMSON FINANCIAL

FILE NO. 82- 34815 FISCAL YEAR 1-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/25/05

82-34815

ANNUAL REPORT 05

RECEIVED
2005 OCT 25 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
1-31-05

INSPIRING CREATIVITY


獨臂刀
astro

ASTRO ALL ASIA NETWORKS plc



DEAR SHAREHOLDERS

I am pleased to present the second Annual Report and Financial Statements of ASTRO ALL ASIA NETWORKS plc, or ASTRO as it will be referred to hereinafter, for the year ended 31 January 2005.

Our Company continues to make progress. The year saw ASTRO strengthening its position as Malaysia's leading multimedia and content player with growing regional businesses, and significant intellectual assets available for global distribution. The Group's key business units continue to deliver satisfactory operating and financial results.

As at the end of the financial year, nearly 1.6 million subscribers representing three out of every ten homes with a TV set in Malaysia and Brunei, subscribed to ***Astro***, our multi-channel television service. We added two new radio stations last year and acquired a third in the current year. Some 10.4 million Malaysians or 62% of radio listeners tune in to any of our eight radio stations each week. Our Celestial Movies Channel reaches over 1 million viewers in eight territories while some 4 million VCDs of movie titles from our Shaw Library have been sold to date. We have increased our content development activities and will continue to substantially grow our content assets for distribution across all media platforms.

To this end, we are developing partnerships with the region's leading media players to produce and aggregate content for distribution on our respective platforms and for global export. More recently, we have agreed to form a joint-venture with the Lippo Group to offer pay-TV multimedia services in Indonesia. We look forward to working with all our partners in growing these new businesses that will position us for a greater regional presence.

We are pleased to be able to pursue these growth strategies from a position of substantial financial strength. I am happy to report that, after taking into account the capital funding requirements and the continuing healthy cash flow from our existing businesses, your Board has proposed a maiden tax-exempt dividend of 2.5 sen per share. This represents a payout of 30% of Group after-tax profit. In keeping with our commitment to a progressive dividend policy, we envisage that the Company should be able to increase the payout ratio to 50% in the medium term.

The Board recognises and remains committed to ensuring high standards of corporate governance and transparency. During the year, much of our work was focused on refining the corporate governance framework that was formalised in the previous year, and reviewing the risk management functions and processes to ensure adequacy of the systems and procedures that are designed to protect our growing business and revenue streams.

In our continuing commitment to international best practices, we are following the guidelines and recommendations of the Operating and Financial Review or OFR disclosure standards. As a consequence, we have included greater detail of our operations and our key performance drivers, as well as the operating environment in this Annual Report. We already provide supplementary financial information in accordance with the International Financial Reporting Standards. A Code of Business Ethics has also been articulated to govern all activities conducted by employees as well as their relationship with suppliers and other business partners.

We remain active and committed to the communities in which our businesses operate in. We are well-positioned to use our media assets and have successfully raised public awareness for the needy and other community projects among our subscribers and listeners tuning in to our media platforms.

As in previous years, we have generously provided airtime to support the arts and creative sciences and other worthy causes, particularly for community welfare, sports and education. This was further complemented by some RM2.8 million in financial support and a further RM700,000 raised from the public.

Our reality TV series to help families with challenging needs, ***Family Penyayang*** and ***Misi Suara Hati***, proved that we could match entertaining programmes with charity. Again, when the killer Tsunami waves hit the region in December last year, we broke the news, provided continuous coverage and rallied public support through live events, televised concerts, radio and online charity drives. Our staff were also encouraged to lend their personal support which the Company matched Ringgit-for-Ringgit.

Looking ahead, prospects for the Group remain bright. The continuing buoyant economy, young demographic characteristics as well as aspirational lifestyles provide a conducive environment for our businesses. Our strategies are in place. We have an experienced management team that is very focused on execution. With our financial strength, market leadership and operational expertise, we are confident of building the new income streams that will secure long term growth in profitability and cash flow for our Company, while we continue to drive growth in our existing businesses.

I would like to state our appreciation to all the stakeholders who have been instrumental, in one way or other, in helping us achieve our goals: our content and technology partners who have confirmed their support for our expansion plans; our colleagues in the media industry; and the various Malaysian Government ministries, regulatory bodies and organisations for their counsel and support. In particular, I specially note our appreciation to the Ministry of Energy, Water and Communications, the Ministry of Information, the Ministry of Finance, the Malaysian Communications and Multimedia Commission, the Securities Commission and Bursa Securities.

I would also like to thank our shareholders, many of whom turned up at our maiden AGM in July last year. Lastly, I would like to pay special tribute to the people behind our success: our staff for their hard work and commitment to building long term value for our Company.

Dato' Haji Badri Haji Masri
Chairman

26 May 2005

KEY PERFORMANCE INDICATORS

TV HOUSEHOLD PENETRATION



(%)
4.5
7.0
12.2
17.1
21.0
26.5
30.4
1999
2000
2001
2002
2003
2004
2005

TV REVENUE & EBITDA



(RM million)
281.5
304.1
333.0
347.0
351.0
377.0
394.9
407.7
22.6%
15.9%
19.1%
20.9%
24.4%
31.9%
19.8%
28.8%
63.6
48.4
63.6
72.5
85.5
120.1
78.1
117.4
Q1FY04
Q2FY04
Q3FY04
Q4FY04
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Revenue
EBITDA
EBITDA Margin (%)

TV SAC & PROGRAMMING COST



(RM million)
72.4
98.8
107.4
93.3
83.7
71.2
106.2
75.7
31.2%
29.3%
32.0%
28.7%
29.0%
27.6%
33.6%
29.9%
Q1FY04
Q2FY04
Q3FY04
Q4FY04
Q1FY05
Q2FY05
Q3FY05
Q4FY05
SAC
Programming Cost (% of Revenue)

RADIO REVENUE & EBITDA



(RM million)
21.0
26.4
28.6
32.0
27.3
30.8
31.9
34.3
33.8%
53.8%
32.0%
50.9%
36.6%
43.5%
50.5%
49.0%
Q1FY04
Q2FY04
Q3FY04
Q4FY04
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Revenue
EBITDA
EBITDA Margin (%)

	FY2003*	FY2004	**FY2005**
TELEVISION			
Subscribers			
Residential Subscribers ('000)	984.3	1,283.0	**1,565.8**
Gross Additions ('000)	265.9	387.2	**408.9**
Net Additions ('000)	206.6	298.7	**282.7**
TV HH penetration (%)	21.0	26.5	**30.4**
2nd Box Subscription ('000)	29.2	47.8	**61.0**
2nd Box Penetration (%)	3.0	3.7	**3.9**
Churn (%)[1]	6.9	7.9	**9.0**
ARPU (RM)[2]	83	81	**80**
SAC Per Box (RM)	1,060.8	904.4	**789.0**
Programming Cost Per Subscriber (RM)	39.8	28.1	**26.8**
Programming Cost as % of Revenue	38.6	30.3	**30.1**
Advertising Expenditure			
Astro Share of TV Adex (%)	12.2	12.2	**11.3**
Astro Adex as % of Total Revenue (%)	8.0	7.2	**6.9**
Financial Summary			
Revenue	1,034.5	1,265.6	**1,530.6**
SAC[3]	292.8	371.9	**336.9**
EBITDA	(83.0)	248.1	**401.1**
EBITDA Margin (%)	n.m.	19.6	**26.2**
Free Cash Flow	(208.9)	111.6	**263.6**
Return on Capital Employed (%)[4]	n.m.	33.0	**30.0**
RADIO			
Listeners			
Total Listeners (million)[5]	8.4	8.7	**9.0**
Total Listener Share (%)	43.9	44.5	**47.5**
Advertising Expenditure			
Radio Industry Share (%)	4.4	4.4	**3.8**
AMP Share of Radio Adex (%)[6]	66.7	73.5	**74.1**
Total Fill Rates (%)	63.2	57.7	**61.1**
Financial Summary			
Revenue	88.7	108.0	**124.3**
EBITDA	32.0	46.9	**56.4**
EBITDA Margin (%)	36.1	43.4	**45.4**
Free Cash Flow	35.8	37.7	**47.0**
Return on Capital Employed (%)	42.4	38.3	**28.1**
LIBRARY LICENSING AND DISTRIBUTION			
Shaw Titles Re-mastered	80	125	**160**
Shaw Titles Released for Distribution	35	128	**116**
Celestial Movies Channel Distribution (Territories)	0	4	**7**
Financial Summary			
Revenue	8.3	36.3	**47.6**
EBITDA	(41.3)	(52.7)	**(66.3)**
EBITDA Margin (%)	n.m.	n.m.	**n.m.**
Free Cash Flow	(44.9)	(54.6)	**(24.8)**
Return on Capital Employed (%)	n.m.	n.m.	**n.m.**

RM million unless specified otherwise

	FY2003*	FY2004	**FY2005**
CONSOLIDATED			
Revenue[7]	1,142.7	1,418.8	**1,716.3**
Television	1,034.5	1,265.6	**1,530.6**
Radio	88.7	108.0	**124.3**
Library Licensing and Distribution	8.3	36.3	**47.6**
Others	11.2	8.9	**13.8**
EBITDA[8]	(40.5)	244.1	**379.1**
Free Cash Flow[9]	212.7	(3.5)	**179.7**
Profit After Tax	276.4	12.3	**155.4**
Balance Sheet			
Net Cash	(1,923.7)	509.4	**580.8**
Cash	238.8	1,740.3	**966.5**
Debt	2,162.5	1,230.8	**385.7**
Total Assets	1,782.1	3,357.8	**2,650.0**
Shareholders' Equity	(1,185.0)	1,394.6	**1,559.4**
Per Share Data			
Earnings Per Share (sen)	23.32	0.88	**8.10**
Dividend Per Share (sen)	n.a.	n.a.	**2.5**[10]
NTA Per Share (RM)	(1.22)	0.54	**0.61**
Key Financial Indicators			
Debt to Equity (times)	n.m.	0.9	**0.2**
Return on Assets (%)[11]	15.5	0.4	**5.9**
Return on Equity (%)[12]	n.m.	0.9	**10.0**
Return on Capital Employed (%)	n.m.	10.2	**18.2**
Dividend Yield (%)[13]	n.a.	n.a.	**0.45**

*Pre-IPO proforma
n.a. – not applicable
n.m. – not meaningful

RM million unless specified otherwise

GROUP REVENUE & EBITDA


(RM million)
310.4
339.1
372.9
396.4
391.1
423.5
440.7
461.0
18.0%
14.0%
17.2%
19.3%
19.7%
27.2%
17.2%
24.1%
55.8
47.6
64.0
76.6
76.9
115.1
76.0
111.0
Q1FY04
Q2FY04
Q3FY04
Q4FY04
Q1FY05
Q2FY05
Q3FY05
Q4FY05
Revenue
EBITDA
EBITDA Margin (%)

FY2005 REVENUE BREAKDOWN


3%
1%
7%
89%
Television
Radio
Celestial
Others

Notes:

1 Churn is the difference between total subscriber disconnections and total reconnections of previously disconnected subscribers, over the period in review.
2 Average Revenue Per User (ARPU) is the monthly average revenue per residential subscriber. ARPU is calculated by dividing monthly average revenue derived from active residential subscribers over the fiscal year with monthly average number of active residential subscribers during the fiscal year.
3 Subscriber acquisition cost (SAC) is the total cost incurred in activating new subscribers for the period under review, including sales and marketing expenses and the set-top box and receiving equipment costs.
4 EBITDA/(Total Assets – Current Liabilities).
5 Based on the Radio Listenership Survey by Nielsen Media Research in October 2002, 2003, 2004 respectively.
6 Based on Nielsen Media Research Adex Report in January 2003, 2004, 2005 respectively.
7 The Group is organised in the following business segments:
- Television – provision of direct-to-home subscription TV and related interactive TV services.
- Radio – radio broadcasting services.
- Library Licensing and Distribution – ownership of a Chinese filmed entertainment library and aggregation and distribution of the library and related content.
- Others – magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; television content distribution; ownership of buildings and investment holding companies.

8 Earnings before interest, taxation, depreciation and amortisation (EBITDA) represents profit/(loss) from ordinary activities before net finance costs, taxation, impairment and depreciation of property, plant and equipment, amortisation of intangible assets such as software (but excluding amortisation of film library and programme rights which are expensed as part of cost of sales), gain/(loss) from investment in associates, and gain/(loss) from Internal Group Restructuring.
9 Free cash flow represents the net cash flows arising from operating and investing activities of the Group.
10 The Directors recommend a first and final tax-exempt dividend payment of 2.5 sen per share for the financial year ended 31 January 2005 subject to the approval of shareholders at the forthcoming Annual General Meeting. The tax-exempt dividend will be paid on a date to be determined.
11 PAT/Total Assets.
12 PAT/Shareholders' Equity.
13 Annual dividend expressed as a percentage of the current share price. ASTRO share price as at 31 January 2005 was RM5.50.

The financial information included on pages 2 to 53 of the Annual Report is based, where relevant, on the non-statutory IFRS information on pages 66 to 75. The statutory (UK GAAP) financial statements are set out on pages 85 to 158.



FEBRUARY 2004

Akademi Fantasia starts audition for Season 2, extends coverage beyond TV to internet and mobile.





20 million SMS

over 9-week run to final concert in August

MARCH 2004

Celestial Movies expands coverage to Hong Kong and Australia.








Mamaton


Road Tour

MARCH 2004

Sinar FM takes to the air with Malaysian evergreen music.


南下北上
嘉年华会





MAY 2004

Launch of Chinese-language lifestyle magazine ***iFEEL***.




astro

MAY 2004

Prime Minister YAB Dato' Seri Abdullah Ahmad Badawi launches ***Misi Suara Hati***, a reality charity show in collaboration with Yayasan Budi Penyayang, a charity foundation chaired by YABhg Datin Paduka Seri Endon Mahmood.



JUNE 2004

Music Extravaganza by ***Astro – Siti Nurhaliza Fantasia Tour*** rocks nation with concerts and all-day carnivals.

1 million crowd at 15 SHOWS in 3 MONTHS

JUNE 2004

ASTRO signs MOU with China's State Administration for Radio, Film and Television.




ASTRO ALL ASIA NETWORKS plc

JULY 2004

ASTRO holds maiden AGM.









AUGUST 2004

Vaanavil Talent Quest "live" from Penang, plus all day ***Vaanavil Fiesta!***


astro
astro



AUGUST 2004

Start of Olympics fever – 6 dedicated interactive channels on ***Astro***.



SEPTEMBER 2004

Xfresh FM hits the airwaves with more local favourites.


Home Things

During the year ***Astro*** launches ***Phoenix InfoNews***, ***CCTV9***, ***Playhouse Disney Channel*** and an additional ***Astro Box Office*** channel.



天映頻道
CELESTIAL MOVIES

SEPTEMBER 2004

Celestial Movies expands coverage to China.


Live it!

ASTRO celebrates 8TH BIRTHDAY




astro
RM199
RM100!

OCTOBER 2004

ASTRO launches ***"Live it"*** campaign, reduces retail price for ***Astro*** box to RM199.


TABUNG BENCANA TSUNAMI MALAYSIA
RM 650,000.00
astro

JANUARY 2005

Our TV and radio stations lend a helping hand for Tsunami victims.


US$ 300million Syndicated Term Loan
&

OCTOBER 2004

ASTRO secures USD300 million facility.


ROSYAM NOR
UMIE AIDA
SITI ELIZAD
HASNUL RAHMAT
GANGSTER
DI PAWAGAM 13 JANUARI 2005



JANUARY 2005

Gangster opens to cinematic box-office success.



JANUARY 2005

Astro Wah Lai Toi hosts maiden Drama Awards reflecting viewers' choices.

BOARD OF DIRECTORS



Kuok Khoon Ho
Independent Director

Dato' Mohamed Khadar Merican
Independent Director

Dato' Haji Badri Haji Masri
Chairman and Non-Executive Director



Ralph Marshall
Group Chief Executive Officer

Rohana Rozhan
Company Secretary and
Chief Financial Officer

Bernard Anthony Cragg
Independent Director

Tan Poh Ching
Non-Executive Director

Dato' Haji Badri Haji Masri
Chairman and Non-Executive Director

Malaysian, age 61, joined the Board in July 2003 and was appointed its Chairman in August 2003. He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. He served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia.

He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd (listed on Bursa Securities), Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Securities) and Chairman of Crest Petroleum Bhd (listed on Bursa Securities), a position he held until July 2003.

Dato' Haji Badri graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London. He was awarded the Heinz Fellowship from the University of Pittsburgh.

He does not have any business arrangement with the Company in which he has a personal interest.

Ralph Marshall
Group Chief Executive Officer

Malaysian, age 53, joined the Board in July 2003 and was appointed its Deputy Chairman and its Group Chief Executive Officer in August and September 2003 respectively. He has served as a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994 and as its Chief Executive Officer since 1995.

He is also a Director of Usaha Tegas Sdn Bhd, as well as Tanjong plc (listed on Bursa Securities and the London Stock Exchange plc), which is involved in leisure and entertainment and power generation and Maxis Communications Bhd (listed on Bursa Securities), a leading mobile communications provider in Malaysia. His other directorships include MEASAT Global Bhd (listed on Bursa Securities), which is the owner and operator of the Malaysia East Asia Satellite System; KLCC (Holdings) Bhd, the developer and manager of the Kuala Lumpur City Centre development and Arnhold Holdings Ltd (listed on The Stock Exchange of Hong Kong Ltd), which is involved in supplying products for the building and construction industry.

He is an Associate of the Institute of Chartered Accountants in England and Wales and a Member of the Malaysian Institute of Certified Public Accountants and has some 30 years experience in financial and general management.

He does not have any business arrangement with the Company in which he has a personal interest.

Tan Poh Ching
Non-Executive Director

Malaysian, age 58, joined the Board in July 2003 and he has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994. He is also a Director of Usaha Tegas Sdn Bhd as well as Tanjong plc (listed on Bursa Securities and the London Stock Exchange plc), Maxis Communications Bhd (listed on Bursa Securities), and the Malaysian Community & Education Foundation, a non-profit organisation.

He held various management positions in the Shell group of companies in Malaysia for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong plc, in April 1990. Tan Poh Ching was appointed as Executive Director of Tanjong plc in October 1991 and subsequently Chief Executive Officer of Tanjong plc in July 1992, a position he held until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong plc and Powertek Bhd.

He graduated in 1973 with a First Class (Hons) Degree in Mechanical Engineering from the University of Strathclyde, Scotland and has attended the Advanced Management Programme at Harvard Business School.

He does not have any business arrangement with the Company in which he has a personal interest.

Dato' Mohamed Khadar Merican
Independent Director

Malaysian, age 49, joined the Board in August 2003. He is the Chief Executive Officer of MKM Resources Sdn Bhd and is an independent non-executive director of Rashid Hussain Bhd (listed on Bursa Securities), RHB Insurance Bhd and RHB Sakura Merchant Bankers Bhd.

He served as an auditor and a consultant in an international accounting firm, before joining a financial services group in 1986. Dato' Mohamed Khadar held various senior management positions in Pernas International Holdings Bhd (listed on Bursa Securities) between 1988 and April 2003 including those of President and Chief Operating Officer.

He has over 20 years experience in financial and general management. He is a member of both the Institute of Chartered Accountants in England and Wales and the Malaysian Institute of Accountants.

He does not have any conflict of interest with the Company.

Kuok Khoon Ho
Independent Director

Malaysian, age 55, joined the Board in August 2003. He also serves as a Director of Shangri-La Hotels (Malaysia) Bhd (listed on Bursa Securities), Transmile Group Bhd (listed on Bursa Securities) and has been the Chairman of Kuok Brothers Sdn Bhd since 2002.

Kuok Khoon Ho has held senior management positions with several local and international organisations including Managing Director of Television Broadcasts Ltd, Vice-Chairman of Kerry Holdings Ltd, Chairman of Shangri-La International Hotel Management Ltd and Director of SCMP Group Ltd.

He has a Bachelor of Commerce degree from McGill University, Canada.

He does not have any conflict of interest with the Company.

Bernard Anthony Cragg
Independent Director

British, age 50, joined the Board in September 2003. He also serves as the Chairman of Datamonitor Plc (listed on the London Stock Exchange plc) and as a Director of Workspace Group Plc (listed on the London Stock Exchange plc), Mothercare Group Plc (listed on the London Stock Exchange plc) and Bristol and West Plc, part of Bank of Ireland (UK) Financial Services.

He formerly held various senior management positions in Carlton Communication plc (listed on the London Stock Exchange plc) for over 17 years including the Group Financial Controller, Company Secretary and Group Finance Director. Bernard Anthony Cragg has also served as a Director of Arcadia Group plc (listed on the London Stock Exchange plc).

He is a Chartered Accountant and had spent over eight years in Price Waterhouse. He has a degree in Mathematics from Liverpool University.

He does not have any conflict of interest with the Company.

Notes:

1. *None of the Directors have any family relationship with any directors and/or major shareholders of the Company except for Dato' Mohamed Khadar Merican, who is a person connected to Mohamad Shahrin Merican, a major shareholder of the Company.*
2. *None of the Directors have any business arrangement with the Company in which he has a personal interest.*
3. *None of the Directors have any conviction for offences within the past 10 years.*
4. *None of the Directors have any sanction and/or penalties imposed on them by any regulatory bodies during the financial year ended 31 January 2005.*




1


2

1

ROHANA ROZHAN

Chief Financial Officer and Company Secretary

Rohana joined the Group in July 1995 and was a member of the pioneering team that built up ASTRO. Rohana held various positions in key subsidiaries before assuming her current position in 2003 when ASTRO was incorporated. Prior to joining ASTRO, she was with the Unilever Group of Companies, both in the U.K. and in Malaysia, for 9 years during which time she gained substantial experience in internal audit, marketing and management accounts, business systems, financial management and treasury.

2

DAVID BUTORAC

Chief Operating Officer

David brought extensive experience in broadcasting when he joined the ASTRO team in November 2002, including 14 years with British Sky Broadcasting (BSkyB). He held a series of positions, including Head of Operations BSkyB from 1992 to 1995 and Station Manager from 1995 to 2002. On secondment from BSkyB, he was Operations Director for the launch of Foxtel in Australia in 1995 and undertook consultant roles for other News Corporation broadcast companies. Prior to 1989, David worked in television news broadcasting in Australia and the U.K.

RALPH MARSHALL

Group Chief Executive Officer


3
4
5
6

3

BORHANUDDIN OSMAN

Executive Director of Airtime Management & Programming

Borhanuddin joined ASTRO in 1999 and has been Executive Director of Airtime Management & Programming since 2001. He is the President of Malaysian Association of Commercial Radio Operators. Borhanuddin has more than 20 years of experience in the advertising industry and has worked in leading advertising agencies such as JW Thompson, Ogilvy & Mather, Lowe & Partners and DYR. His last post in the industry was with Paragon Communications Sdn Bhd where he was Managing Director and Partner from 1992 to 1999, before he moved on to radio broadcasting.

4

WILLIAM THEODORE PFEIFFER

Chief Executive Officer of Celestial Pictures

William has been the Chief Executive Officer of Celestial Pictures since July 2001. He was previously the Managing Director of Asia for Walt Disney Home Video from 1987 to 1992 and Managing Director of Asia for Sony Pictures-Columbia TriStar Television from 1992 to 2001.

5

TENGKU ANUAR MUSSADDAD TENGKU MOHAMMAD

Executive Director of Feature Films

Tengku Anuar has been the Executive Director of Feature Films since October 2004, and is responsible for overseeing Astro Shaw and Tayangan Unggul. Prior to that, he was Director of Regulatory and Corporate Affairs. He joined ASTRO in 1996 where he served as Controller of Broadcast from 1996 to 1998 and Director of Broadcast and Production Operations from 1998 to 2002.

6

LOUIS FOO

General Manager of MEASAT Publications

Louis has been General Manager of MEASAT Publications since September 2004. Prior to that, he was General Manager for Marketing & Promotions with Airtime Management & Programming. His affiliation with ASTRO started in 1997 when he was Advertisement Manager with AMP. He has previously served in a similar capacity with The New Straits Times Group.

MANAGEMENT TEAM

astro

TELEVISION

1. ZAINIR AMINULLAH – Director, Programming
2. GOH SEOW ENG – Director, Sales & Marketing
3. GRAHAM STEPHENS – Chief Technology Officer
4. POON SEW CHIN – Chief Information Officer
5. ANTHONY YEAP – Director, Media Sales
6. ZAINUDDIN HUSSEIN – Manager, Customer Relationship Management










7. CHIN SEOW SI – Lead Counsel
8. CHOO YIT LEE – Financial Controller

RADIO

1. KUDSIA KAHAR – General Manager, Group Networks
2. SREE PATHMANATHAN – General Manager, Group Sales
3. TONY O'REGAN – Manager, Operations & Systems









4. MICHAEL BLACKBURN – General Manager, Technology & Engineering
5. TERENCE DORAIRAJ – General Manager, Xfresh Group & AMP Interactive
6. GAUTAM BOSE – General Manager, AMSI
7. MARK HENG – Manager, Finance & Administration







LIBRARY LICENSING & DISTRIBUTION

1. GORDON CHEUNG – Executive Vice President, Acquisitions & Distribution
2. TERRY MAK – Executive Vice President, Distribution & TV Networks
3. ANNIE NG – General Manager, Television
4. SHIRLEY CHUNG – General Manager, Corporate Affairs
5. TAN CHONG LIONG – Financial Controller





REGIONAL SUPPORT

1. **CHINA** – KEN WANG – General Manager, China
2. **INDIA** – RAGHVENDRA MADHAV – Regional Director, MEASAT India
3. **BRUNEI** – HAJI MATNARUDDIN – Chief Executive Officer, Kristal Astro

CORPORATE SERVICES

1. AZRAN OSMAN-RANI
   – Director, Business Affairs
2. MIKE GRAHAM
   – Group Financial Controller
3. JOHAN MOKHTAR
   – Director, Human Resources
4. TANG KAM KHUAN
   – Head, Facilities
5. SZE YUET SIM
   – Head, Corporate Assurance
6. FARAH ZAINI
   – General Manager, Regulatory Affairs
7. PAUL LIM
   – Head Counsel, Corporate
8. DAVID YAP
   – General Manager, Corporate Communications & Community Affairs












MALAY FILM PRODUCTION

1. GAYATRI PILLAI
   – Senior Executive Producer, Astro Shaw/Tayangan Unggul

PUBLICATIONS

1. ROTH LAI
   – Group Chief Editor, MEASAT Publications





TALENT MANAGEMENT

1. FREDDIE FERNANDEZ
   – Chief Operating Officer, Maestro Talent & Management




MULTIMEDIA SERVICES

1. ANDREW TU
   – General Manager, Multimedia Interactive Technologies
2. IMRI MOKHTAR
   – Senior Manager, Multimedia Interactive Technologies



ANIMATION

1. ROGER CARINO
   – Executive Director, Pasi Group of Companies

(All financial information in this OFR are based on non-statutory IFRS)



BUSINESS AND STRATEGIES

ASTRO continues to deliver against its growth and profitability targets. For the financial year ended 31 January 2005, we achieved record gains in television subscriptions, launched two new FM radio stations and further extended distribution of our content assets around the world. Subsequent to the year-end, we announced a joint-venture to offer pay-TV multimedia services in Indonesia and added a highly-rated Malaysian FM station to our market-leading radio business.

During the year, net profit increased twelve-fold to RM155 million, from RM12 million in the previous year, against a 21%-increase in revenues of RM1,716 million. Driving top-line growth, income from our subscription television business grew 21% to RM1,531 million. Television revenue remains the dominant source of income, generating 89% of consolidated revenues, with radio contributing RM124 million or 7% of the total. Our library licensing and distribution business, as represented by Celestial Pictures, continues to expand with revenues rising 31% to RM48 million. Overall EBITDA rose 55% to RM379 million while margins improved to 22.1% from 17.2%, reflecting the operating leverage and our ability to control cost as we grow these businesses.

Importantly, we are moving forward with considerable balance sheet strength. We generated free cash of RM180 million against cash usage of RM3 million previously. Using the free cash generated from our business and proceeds from our Initial Public Offering, we restructured our debt and reduced borrowings by RM845 million, resulting in one-off charges but realising sizeable on-going interest savings in the process. As at the end of the last financial year, our cash reserves approximated RM1 billion. The Group now has access to cash and unutilised credit lines of RM2.4 billion, including a new credit facility of USD300 million and some RM200 million from a ringgit loan facility, with which to fund its growth strategies.

Return on capital employed improved substantially from 10.2% to 18.2% and we expect returns from our existing businesses to grow satisfactorily as they mature over the next few years. Initial losses in new ventures, primarily attributable to start-up and market entry costs, will slow the rate of expansion in the return on capital employed but we expect significant improvement as these businesses grow and begin to generate profitability and cashflow.

I am pleased to report that we have made significant progress in our key objective of leveraging on our multimedia distribution platform and on our core skills in multi-lingual content origination to create new revenue streams, with the prospect of early cash flow generation. Over the last 12 months, we have announced plans to form joint-ventures in China, India and Indonesia that will enable us to substantially grow our platform and content businesses beyond Malaysia.

We have since agreed to invest in a joint-venture with the Lippo Group to provide pay-TV multimedia services in Indonesia. This will substantially increase our reach into Malay-speaking homes and accelerate our planned investment in Malay language content which remains a key driver for growth in our target markets.

In China, we are working with various affiliates of China's State Administration for Film, Radio and Television to advance our collaborative efforts on many fronts, including co-production of content. We are pursuing similar opportunities with South India's leading broadcaster, Sun TV Private Limited, to create content in the key regional Indian languages.

The aim is to distribute these content products – individual films, TV dramas or complete channels – on our respective platforms to meet our own demand for content, and for incremental revenues via sales to the US, Europe and the Middle East, where there exist sizeable markets for these products.

Our investments in platform and content activities will be judiciously and progressively funded, as these businesses grow, through internal resources and future revenues. We do not expect these activities to contribute positively to earnings in the near term.

We continue to see opportunities for considerable revenue growth and cash generation from our existing businesses. They will provide the vital underlying support for our new growth engines. We are fortunate to have a highly supportive regulatory and macroeconomic environment – a pro-business government, a buoyant economy coupled with rising disposable incomes and a young population. Half of Malaysia's population is below 25 years old. They will rapidly form the nuclei of new households, increasingly in the fast-growing urban segments of the country – our target demographic.

We are confident that the new ventures should, in the coming years, account for a greater proportion of Group revenues that are now predominantly Malaysian-based. Over the next five years, we expect to generate up to a third of our revenues outside Malaysia. These, and the other domestic and regional businesses that we will be investing in, will set the tone for sustainable long-term growth in revenue, profits and cashflow generation as we establish the basis for a truly, regional multimedia operation with global distribution presence.

SUBSCRIPTION TV – *Astro*

The Group has operations in Malaysia, Brunei and, pending launch of service, in Indonesia. In Malaysia, ***Astro***, our multi-channel pay-TV business, grossed a record 409K in new subscriptions for the last financial year. This includes 119K in the fourth quarter, the highest ever in a single quarter. After accounting for churn of 9%, we added 283K subscribers, making our services available in 1.566 million homes or more than 30% of Malaysian TV households.

Including hotels and commercial establishments, the total subscriber base is 1.698 million. In line with our goal to grow second and subsequent services in homes with multi-TV sets, 61K or 3.9% of residential subscriptions, are for second boxes.

In Brunei, where we operate through our associate ***Kristal-Astro***, our subscriber base has grown from 18K to 21K subscribers, representing 34% of TV homes in the sultanate, up from 29% in the previous year.

Malaysian Subscriptions (000's)

	FY2003	FY2004	FY2005
Residential Subscribers	984.3	1,283.0	**1,565.8**
Second Box Subscriptions	29.2	47.8	**61.0**
Hotels/Commercial	47.7	52.8	**61.5**
Schools	8.7	9.1	**9.3**
	1,069.9	1,392.7	**1,697.6**

Television revenues rose 21% to RM1.53 billion with subscriptions making up 90% of the total. Another 7% came from advertising income which increased RM15 million to RM106 million. EBITDA rose from RM248 million to RM401 million while EBITDA margins improved from 19.6% to 26.2%.

The current year will, for the first time in 5 years, see the emergence of specific multi-channel television competition, with two companies having announced their intention to launch their services on alternative distribution platforms in the coming months.


astro
astro

NET PROFIT UP 12-FOLD TO

RM 155 million

ROCE 18.2%

We expect some market disruption which could result in sales attrition in the short term until the market is able to decide between the respective competitive offerings as they become available. However, we believe we have the right business model and remain confident in our ability to add net subscribers at similar levels to those achieved in the last two years. We intend to continue with our investment strategies, particularly in content and in subscriber acquisitions, which have been fundamental to our success in attracting new customers and retaining loyalty. In the last financial year, we expensed RM800 million on these two key cost items.

Indeed, competition is motivating us to deliver even better service and value. As always, we have exclusivity arrangements for our key content. Our goal is to secure the current key offerings and seek out new relevant international and compelling local content, including increasing our in-house productions, that will drive subscriber and ARPU growth.

While many of the channel distribution agreements have been renewed on satisfactory terms, we see a momentum building up for price inflation relating to content. Some of this price inflation is being driven by the emergence of a competitive environment in Malaysia and we expect an increase in our overall programming costs during the current financial year.

With the anticipated higher cost, particularly for sports programming, we will see a slight uplift in content cost in the first half of FY2006, with a further increase in the second half as new content is introduced when additional channel capacity becomes available and costs are incurred before we receive the associated revenues from the additional services. The anticipated substantial expansion of our Malaysian TV channel services – to at least 100 channels from the current 55 – is now likely to start in the last quarter of FY2006 with the scheduled launch of the Measat-3 satellite in the latter half of 2005.

For the year under review, television content costs rose 20% to RM461 million with an additional RM79 million spent on in-house productions and acquisitions that has been capitalised. Program licensing fees paid to third party programme and channel providers made up almost 84% of the RM461 million costs, which represented a 16% increase over FY2004. With the faster growth in subscriber base, unit content cost continues to edge downwards.

Programming Costs

	FY2003	FY2004	FY2005
Annual cost *(RM million)*	399.5	383.5	**460.6**
Cost/subscriber/month *(RM)*	39.8	28.1	**26.8**
Cost as % of revenue	38.6	30.3	**30.1**

Since inception of our service in 1996, we have enabled 2 million set-top boxes in the Malaysian and Brunei markets at a subsidy cost totaling nearly RM1.4 billion. Notwithstanding these subscriber subsidies, we continue to move in the right direction in driving cost down. Subscriber acquisitions, which include sales and marketing expenses, cost us RM337 million in FY2005, down from RM372 million in the previous year – largely due to RM49 million of savings in box costs. With new purchasing arrangements in place, we expect set-top box pricing to remain stable through FY2006.

Churn, or the number of customers who left our service, increased to 126,200 or 9.0% of the subscriber base on an annual basis, due primarily to increased use of pirated or cloned smartcards. From 7.9% at the end of FY2004, churn peaked at 10.5% in September 2004 prior to a card swap exercise. With the piracy issue resolved, churn decelerated to 9.0% by end FY2005, and is expected to drop further in the current year.

As part of our continuing upgrading and refreshing of our information technology infrastructure and systems, we implemented a new Customer Relationship Management and Billing system to help us better understand and respond to our rapidly growing customer base.




Five Element Theor



During the transition in the fourth quarter, we experienced temporary constraints in billing and in re-connecting previously churned customers as we focused on connecting record numbers of incoming subscribers. As a result, we had to waive certain charges amounting to RM6 million or RM0.60 in ARPU. The overall net impact was a marginal decline in ARPU to RM79.60 for FY2005, from RM80.50 a year ago. We expect ARPU to remain at or about the RM80-mark in FY2006 until the full impact of the increased channel capacity can be monetised in early FY2007.

Together with the channel expansion, we will be introducing the next generation ***Astro*** set-top box which will incorporate an integrated digital video recorder. This will enable us to offer new products and services, including premium content and more pay-per-view services, as well as Video-on-Demand.

Our expertise in digital multiplex management, our expanding broadcasting technical infrastructure, our experience with subscriber management and our ability to source content at an affordable price will allow us to successfully develop new multichannel pay-TV services based on Digital Terrestrial Broadcasting (DTTB) and Mobile TV (DVB-H). We are well-positioned to assist the Government in achieving its aims, particularly in avoiding expensive duplication of broadcasting infrastructure and promoting competition in the provision of services. Planning is currently underway for a technical trial of Mobile TV broadcasting later this year.

Indonesia

We believe our business model can be successfully adapted and applied to our proposed joint-venture in Indonesia, a market of vast potential with current penetration below one per cent of the estimated 30 million TV homes in a growing and rapidly urbanising economy.

Research suggests there is a current addressable market of some 3 million homes that could subscribe to pay-TV services. Fuelled by an expanding middle-class base, increasing urbanisation and a growing, young adult population, the market for pay-TV multimedia services is expected to rise to more than 10 million over the next five years. Our target is to achieve penetration levels of 30-40% of this target market.

By tapping into complementary assets, expertise and distribution networks, the joint-venture will be able to realise immediate synergies. The initial paid-up capital is USD30 million, of which ASTRO is contributing USD15.3 million for its 51% share in the joint-venture company. ASTRO will additionally provide USD35 million in shareholder loans that are repayable on the third and fourth anniversary of the drawdown.

To date, the joint-venture company has approvals and licences to operate a pay-TV multimedia service issued by the Director-General of Post and Telecommunications of Indonesia, landing rights for the use of Measat satellite facilities and approval from the Indonesian Foreign Investment Board for ASTRO to take a 51% stake in the joint-venture.

Peak funding for the joint-venture, mostly associated with market entry, subscriber acquisition and content cost, is estimated to be USD200 million after four years. Additional funding, beyond the initial capital and shareholder loan, could be raised through debt and equity and quasi-equity instruments. Based on our projections, we expect the joint-venture to be profitable after four years of operations with ASTRO's share of operating losses, principally relating to subscriber growth, to exceed USD100 million over this period.







RADIO

Our Radio business continues to grow with the launch of two new FM radio stations, ***Sinar FM*** and ***Xfresh FM***, aimed at two under-penetrated market segments. The recent acquisition of ***Thr.fm***, Malaysia's second most-listened to station, in April 2005 for RM30 million, provides us an opportunity to reach the under-served Indian market segment and optimise our service offerings to advertisers. With our unique offering of multi-channel TV, radio, magazine, internet and interactive services, we are now able to bundle attractive and innovative products and grow our share in all these sectors.

The Group now operates eight FM franchises, including the top-ranking stations for all the key Malay, Chinese, Indian and English vernacular demographics – ***ERA***, ***My FM***, ***Thr.fm hitz.fm***, ***MIX FM*** and ***Light & Easy***. Based on the latest Nielsen Media Research survey in April 2005, our eight radio stations cumulatively reach 10.4 million or 62% of radio listeners and command 79.4% of radio advertising spend.

With our market-leading position, the challenge ahead of us is to grow the radio share of total advertising expenditure or adex. With radio accounting for 5-10% of total adex in neighbouring countries, there is undoubtedly room for us to lift radio adex in Malaysia, up from the 4% or so level currently.

Revenue from **Radio** rose 15% to RM124 million. EBITDA margin improved from 43% of revenue in FY2004 to 45% in FY2005, reflecting the continuing gains from leveraging our digital radio infrastructure. The full benefit of the new stations will come through in the coming years and help continue to build revenues and margins.

The Group and its Indian partners have invested some USD6 million to date to provide studio infrastructure and airtime sales services for two Indian FM radio stations in Kolkata. This activity has no prospect for profitability growth in the immediate term. We see this venture, however, as a base for the Group to participate in the Indian radio market when the expected liberalisation of the regulatory and licensing regime is formalised. Outside India, we are focused on opportunities to invest in providing similar studio infrastructure and radio services in Vietnam, Indonesia and China.

LIBRARY LICENSING AND DISTRIBUTION
– *Celestial Pictures*

As shareholders are aware, the 760-film Shaw Brothers library forms the core of our content business which ASTRO acquired for some RM500 million in August 2003. Featuring Chinese movies made in the legendary Shaw Studios from the late 1950s to the 1990s, these films are now the foundation for Celestial Pictures' two key businesses, namely the Celestial Movies Channel and a global content distribution business that has since grown and is now represented in more than 40 territories in Asia, Europe and the Americas.

During the year, another 160 titles from the Shaw Library were digitally re-mastered, of which 116 were released for distribution. In all, some RM39 million was spent on acquiring new content and on enhancing Celestial's content library. Since the start of operations in March 2003, our flagship Celestial Movies has expanded its coverage into 8 territories, making it the fastest growing Chinese language movie channel.

The Channel launched in Hong Kong, Australia and China last year, and more recently, in Thailand in April this year. The vast China market with over 100 million cabled homes – and rapidly growing – offers immense opportunities for Celestial Movies, which is currently licensed for distribution in upscale hotels and foreign apartment compounds pending negotiations for broader distribution.

We are also investing in new Chinese content for distribution by Celestial through its Channel infrastructure and its global video distribution network that has been put in place for the Shaw movies. Our teams in Hong Kong and China are pursuing opportunities with potential content partners as well as with China's State Administration for Radio, Film and Television and its affiliates, including CCTV, to co-produce as well as distribute some of this content in the domestic China market.


PERHAPS LOVE

A highlight of the current year is the first Astro Shaw/TVB joint-production of ***Perhaps Love***, directed by well-known Hong Kong director Peter Chan, for which Celestial has acquired global pay-TV rights for itself as well as rights to distribute the film outside China. The first Chinese musical production in China in 50 years, ***Perhaps Love*** will combine the best of Chinese cinema with well-known talents from Hong Kong, Japan, Korea and Bollywood. Shooting, which commenced in January 2005 in Beijing, has since continued in Shanghai and a cinematic release has been scheduled for the year-end holiday season.

Revenues for Celestial in the year under review grew 31% to RM48 million. Celestial content costs charged to the Profit & Loss Statement increased RM15 million to RM59 million due primarily to higher amortisation charges, with an additional RM39 million spent on acquiring film rights which were capitalised.

Operating losses expanded to RM66 million for FY2005 with the further roll-out of infrastructure to support future expansion and amortisation of the Shaw library and programme rights. The cash requirements of the business were, however, significantly reduced to RM25 million against RM55 million in the previous year. Overall, the video and channel distribution businesses continue to perform in line with expectations.

CONTENT

i Multi-Lingual Television Content

Origination of local programmes and localisation of foreign content has been key to driving growth in our subscriber base. ***Astro*** produced 1,292 hours of in-house content in its Malaysian studios in FY2005, 66% more than it did in the previous year. Of this total, Malay language accounted for 804 hours, an 80% increase which reflects our conscious decision to grow this under-penetrated market segment with relevant content offerings. Along with origination of local programmes, we also increased investments in subtitling and, to a lesser extent, dubbing.

Our most expensive local production was the second season of ***Akademi Fantasia***, the reality talent hit which attracted more than 20 million SMS (Short Messaging Service) transactions during its nine-week run in August last year. The current year will see further increase in in-house production hours for our key vernacular channels by a further 50%.

Our production teams are now working on new programmes, including several reality and infotainment concepts that were developed by our own ASTRO staff following a company-wide promotional campaign to seek out the next ***Big Idea***. Also in the works are plans for joint-collaboration on a 24-hour news channel scheduled for the latter part of this year.

	FY2004	FY2005	Growth
Production hours	777	1,292	66%
Sub-titling hours	5,037	7,061	40%


astro

Our planned investment in the Indonesia pay-TV service will also provide us an opportunity to substantially increase our investments in relevant content for the Malay-speaking markets. We propose to tap the extensive production and creative capabilities in Indonesia to complement the production of new programmes and to package a number of exciting channel offerings that can be distributed across our key markets. As a consequence, the Group expects to significantly increase spending on local production over the next five years, with annual budgets expanding to RM300 million as against RM150 million currently.

ii Malay Film Production

Our film production and distribution units, Astro Shaw and Tayangan Unggul (TU), enable us to exploit all distribution windows, including theatrical, video and free-to-air broadcasts as well as provide the premium Malay movie content for our ***Astro*** platform. It also provides us the opportunity to team up with leading local producers and directors and develop new talents while bringing to bear our own creative resources and distribution and marketing capabilities into these productions.



During the last financial year, TU released four films for theatrical screening and commenced production for four new titles. The new releases are our runaway hit ***Gangster***, which grossed close to RM3 million at the box office, ***Cinta Luar Biasa***, ***Berlari ke Langit***, which won an international film award for best cinematography, and ***Bintang Hati***. New productions include ***KL menJERIT I***, the prequel to our successful ***KL menJERIT*** which grabbed 11 industry awards the previous year.

Reflecting our leading position, our films account for 25% of the box office receipts for Malaysian films. On average, each of our films occupy 210,000 theatre seats and grossed some RM1.6 million in box office takings, which is higher than the industry norm. With efficient management of the production process, costs have been kept well within budgets. The current year will see us pushing the envelope with a slate of six films of different genres.

iii Animation

We continue to build on our library of animation content which now consists of 240 half-hour episodes. However, notwithstanding the production of several successful and quality series, output from PASI, our Philippines Animation unit, was somewhat below expectations.

In the light of growing competition from India and China, we are exploring alternative revenue opportunities to allow us to better capitalise the intellectual assets created by this labour-intensive business. Celestial is also working with PASI to develop new animation content with a view of aggregating them with other high-quality works for distribution through its global network.



iv Publications

Our publications complement our content offering and provide yet another avenue for us to bundle media products to our advertisers. The unit publishes five magazines – our TV subscribers' compendium, the ***Astroguide***, celebrity and lifestyle magazines, ***VMAG*** (Chinese and English versions) and ***iFEEL***, and the recently-launched ***InTrend***, our first Bahasa Melayu publication aimed at the urban, sophisticated female Malaysian.

The publications business generated RM40 million in revenues in the last financial year, mostly from sale of the ***Astroguide*** to the pay-TV arm on commercially agreed terms. We have, over the last year, refurbished and refreshed the ***Astroguide*** and our commercial magazines with new formats and content to support continuing growth in circulation and advertisements.

TVB Weekly, the Hong Kong flagship for our associate TVB Publishing, reaches about 190,000 readers a week, making it the 5th ranking magazine in the territory. The weekly readership translates to a 7% share of circulation in Hong Kong in 2004.

v New Media and Interactive Content

Throughout the Group, we are looking at ways of leveraging our assets – whether brands, content or distribution platforms - to provide opportunities for our subscribers, our listeners and customers to interact with us through the many communication and mobile devices available today. Our focus is on growing and creating innovative interactive content which has seen exponential growth in transactions through our digital platform.

Interactive TV & Radio

	FY2003	FY2004	FY2005
Transactions (million)	16.1	36.7	**65.8**
Revenue (RM million)	4.2	7.5	**15.3**

The impending launch of 3G services gave us the impetus to create a video streaming platform to connect all Malaysian mobile telephony providers for which we already offer live streams of 2.5G content such as CNBC and HITZ.TV. More is in store and we intend to be the premier 3G content provider with exclusive line-ups such as video clips of English Premier League matches.

To better position ourselves, we have since exercised an option for a 25%-stake in a joint-venture to provide 3G services. Our joint-venture partner is Maxis, Malaysia's leading mobile phone operator, for whom we will be the non-exclusive preferred 3G content service provider.

The proliferation of new generation mobile phones has also led to an explosion in SMS and other download traffic, such as wallpaper and ringtones, and given us further opportunities to aggregate and repurpose popular TV content to tap this growing market segment. Aside from content, we also provide the platform with a bouquet of other SMS functions like cinema bookings, games and other information-on-demand.

While current broadband usage continues to be constrained by transmission bandwidths, we are positioning ourselves for greater traffic in the future – as a content provider through our broadband ***Astro.tv*** portal. Since May 2005, we have been streaming content of additional footage from ***Akademi Fantasia*** and from top English Football Clubs – Chelsea, Manchester United, Arsenal and Liverpool – under the brand name of Goal TV, for which we also control the regional broadcast rights.

vi Talent Management

Maestro, our talent management arm, provides the platform for us to develop the many talents that are created through our various multi-media platforms, such as those created through our TV talent quests shows. This talent pool, which has nearly doubled to 22 over the last financial year, provides a diversified revenue base comprising a mix of CD/VCD/DVD sales, public performances, event management, sponsorships and endorsements. To date, our talents have sold over 350,000 copies of CDs and VCDs/DVDs.

During the year, our talents have appeared in over 270 shows and performances. Our aim is to develop a deep talent pool of versatile and branded talents as well as a strong base of intellectual property rights from the content produced by these talents.

The revenue, EBITDA and cash flows from the Malay film production, animation, publications and new media and interactive content businesses are not material to Group results as they are still at an early stage of development. However, they provide significant opportunity for bundling of our media products together with our pay-TV and radio franchises. These businesses are collectively referred to as "Others" in the financial and statistical disclosures in this Annual Report.

RESOURCES, RISKS, RELATIONSHIPS

The success of our multi-media business rests on our state-of-the-art digital broadcast system and infrastructure. With over RM1 billion invested to date, this infrastructure allows us to multiplex TV, radio and data services, of various formats and specifications, to a host of distribution platforms including satellite, terrestrial, wireless telephony, internet and cable. Our ability to conduct our business is extremely dependent on the continuing operations of this broadcast infrastructure as well as ancillary information technology and data processing systems, including those for customer relationship management.

Future-proofing our technology through continual upgrading and refreshing is thus paramount in ensuring that our systems remain resilient and robust while keeping pace with the rapid and continual technological developments that is characteristic of our industry.

Over the past year, these activities included the implementation of a new Customer Relationship Management and Billing system to help us better manage and respond to our rapidly growing pay-TV subscriber base. We also replaced all the existing conditional access cards to our television service with new smart cards after we detected an increase in usage of cloned or pirate cards on our service.

We have also put in place an extensive Business Continuity Plan across our key subsidiaries to protect our growing service and revenue base. A major part of this programme is the development of a RM100 million fully-redundant back-up broadcast facility at Cyberjaya. Capital expenditure will thus substantially rise from the RM74 million-level in FY2005 to around RM150 million in the current year with these developments.

The satellite transponder capacities used for our broadcast services are leased from a sister company, satellite owner and operator MEASAT Global. At this juncture, we are still dependent on a single satellite Measat-1 for our Malaysian TV service. A new satellite, Measat-3, is scheduled to be launched later in 2005 at which time we will have excellent back-up capacity for our markets. In the interim, our supplier has identified and developed options to mitigate the impact of any satellite failure and to ensure continued availability of services to our subscribers.

Our human resource, across all levels of staff, remains crucial to our ability to execute our strategy and meet operational and financial targets. Strategic management of our human resource is thus vital. Continuing initiatives includes succession planning, recruitment of new talent to refresh and grow our talent pool and staff training to improve technical and functional competencies in anticipation of the rapid expansion of businesses in the near to medium term.

We have developed excellent relationships with our content and technology partners. Over the last year, we have renewed more than half of our content arrangements, notably TVB and ESPN / Star Sports, including the English Premier League, for a further 3-5 years. We have maintained exclusivity for key content and renewed contracts on mutually satisfactory terms which reflect the recognition by content suppliers of our success to date, and in our ability to further grow the business.

Similarly, we have good working relationships with Free-to-Air stations – for which we provide distribution and exchange broadcast content – as well as local production houses, from whom we source or co-produce local dramas and other entertainment programmes to supplement those produced in-house.

During the year, we also entered into new arrangements for supply of set-top boxes from our contract manufacturers. Again, we improved on our pricing and continue to enjoy favourable vendor credit. Both the content and technology suppliers are fully cognisant of our regional expansion plans and have confirmed their support for our Indonesian joint venture.

Our pay-TV subsidiary MBNS has an exclusive licence to provide direct-to-home satellite broadcasting services in Malaysia until 2017 and on a non-exclusive basis until 2022. The Group also possesses various licences to provide pay-TV, terrestrial radio and other interactive services with non-exclusive rights to broadcast through cable and any other medium. Since inception, we have complied with all licence conditions and additionally, established good working relationships with our regulator and all the relevant ministries in upgrading standards, expanding investment and furthering the interests of the media industry.

Our business depends on our ability to attract new customers and retain their loyalty. Our customers include subscribers, listeners, readers, net surfers, movie fans as well as advertisers using our various media platforms to reach their target audience.

Relationships with subscribers are managed by our full-service subscriber management division through two key call centres in Kuala Lumpur and Ipoh and assisted by regional offices throughout the country with system support from the new CRM system. We are actively developing relationships with, as well as products for, advertisers across our platform through industry seminars, independent research and advisory boards to create greater awareness of our medium and better understand customers' viewing and listening habits.

We continue to value our retailers and closed-user group partners, many of whom have longstanding relationships with us and been instrumental in helping us achieve rapid customer penetration of our service.

FINANCIAL POSITION

Balance sheet

Increased profitability, healthy cash flow generation and cash retained in the business have left us with a much stronger Balance Sheet and liquidity position. During the year, shareholders' equity rose to nearly RM1.56 billion from RM1.40 billion at the end of FY2004 while debt was substantially reduced from over RM1.20 billion to under RM400 million of mainly long term borrowings.

We accelerated repayment of two facilities comprising a private debt security and a syndicated term loan, resulting in one-off early repayment charges of about RM42 million but realising substantial on-going savings in interest. Overall finance costs decreased RM45 million, inclusive of the RM42 million exceptional charges.

Using our IPO proceeds, we took the opportunity to restructure our debt and retired net borrowings amounting to RM845 million. As of end of FY2005, we had debt of RM386 million, comprising RM355 million of long term debt. Another RM31 million, classified as short term debt, comprises primarily secured finance leased liabilities.

In October 2004, the Company secured a new USD300 million term and revolving credit facility. We have to date hedged USD225 million of the floating interest rate exposure which effectively fixed our average cost at 5.2% for the duration of the term loan.

Internal Group Restructuring

During the year, our Company restructured its subsidiaries to create a leaner and more efficient group structure, which will result in the removal of redundant intermediary holding companies. The restructuring also gives the Group greater flexibility in acquiring new businesses. Among the key outcomes, ASTRO now directly holds the shares in its key Malaysian operating units, including Measat Broadcast Network Systems and Airtime Management and Programming, and its overseas operations through AAAN (Bermuda) which will be renamed ASTRO Overseas Limited.

One-Off Items

In addition to the RM42 million finance charge, the Group also incurred other one-off benefits and costs during the year under review. RM17 million of accrued interest charges on lease payment for the land on which our broadcast facility rests, was written back to the Profit and Loss account after the lease terms were finalised. Another RM9 million relates to compensation received from one of our vendors in settlement of claims by MBNS for breach of contract.

Taxation

The Group recorded RM58 million of tax costs in FY2005, representing an effective tax rate of 27.1%. The RM58 million tax charge, which is made up of current tax charge of RM5 million and deferred tax charge of RM94 million, is offset by the recognition of deferred tax assets of RM33 million by certain Group subsidiaries and a deferred tax credit of RM8 million as a consequence of the Group restructuring exercise.

The current tax charge represents income tax paid or is payable to the tax authorities whilst the deferred tax charge represents accounting adjustments and hence does not result in any cash outflows from the Group. Going forward, we expect to be able to continue to reverse our deferred tax assets against the tax charges at the Malaysian corporate tax rate of 28%. The effective tax rate will be impacted by losses in certain subsidiaries that are not available for Group relief and the net effect of further recognition and reversal of deferred tax.

Treasury policy and risk management

Our aim in treasury management is to optimise our portfolio performance and capital structure – balancing the equity, debt and cash requirements for the Group's operations while managing the associated foreign exchange, interest rate and counterparty risk – within a framework of policies and guidelines laid down by the Audit committee and approved by the Board.

The Group generates mostly Ringgit-denominated revenues from its Malaysian operations. However, a portion of our costs, relating to content, set-top boxes and technology costs, are denominated in foreign currencies. Nearly 70% of our content costs in FY2005 were paid for in USD, with the rest in Ringgit.

It is the Group's policy to hedge forward foreign currency exposures when a contractual commitment can be recognised up to 6 months in advance. Should prevailing market conditions render a need for deviation, the appropriate hedging instruments and/or strategies will be proactively considered based on professional advice. At the same time, it is also the Group's policy to manage interest rate risks, arising principally from borrowings, through the use of fixed and floating rate debt and derivative financial instruments such as interest rate swap contracts.

ACKNOWLEDGEMENTS

The last financial year has been a very satisfying, albeit challenging year. While we are pleased with our operational and financial achievements, not all the challenges were met with total success.

Strong subscriber growth coupled with demands of a growing multimedia platform caused stress and strain on our customer servicing capabilities. While our card swap exercise has successfully eradicated the piracy problem, the execution was not managed by some of our third party service providers as effectively as we would have hoped. We are mindful of the inconvenience experienced by our customers during the implementation of the new Customer Relationship Management and Billing system. We have implemented a number of measures to improve on our processes and systems which we believe will ensure our customers receive the excellent service that is due to them.

In a period of continuing challenges and of considerable opportunities ahead of us, our staff has been exemplary in their dedication and teamwork. I thank them for rising, time and again, to the occasion. Our achievements could not have been possible but for the strong support all round – from our business partners, our colleagues in the media industry and the kind guidance from our regulators and our Board of Directors. To all, I would like to express our gratitude for your continuing support.

Ralph Marshall
Group Chief Executive Officer

BUSINESS OBJECTIVES AND TARGETS

ASTRO ALL ASIA NETWORKS plc is the region's leading cross-media operator with direct-to-home satellite television services in Malaysia, Brunei and soon, in Indonesia. It is also the leading commercial radio broadcaster in Malaysia and a major publisher of TV guides and lifestyle magazines.

ASTRO subsidiary, Celestial Pictures, owns the world's largest Chinese film library and its digitally remastered films are released internationally through theatrical, video, television and new media distribution, and the Celestial Movies channels.

The strength of these complementary brands has extended into interactive and multimedia services including provision of content for mobile telephony. ASTRO operates out of the All Asia Broadcast Centre, a fully-integrated digital broadcast and production complex in Kuala Lumpur.

The Company derives most of its revenues from subscriptions to its pay-TV services and, to a lesser extent, from advertisements through its TV and radio services, as well as distribution of its content assets.

ASTRO's objective is to maximise shareholder value by expanding its existing businesses and by investing and growing new opportunities in the media industry globally that offer sustainable revenue growth and the prospect of early cash flow generation.

The Group has set itself a number of key operational and financial targets. These are cascaded to the respective business units to ensure organisational focus and commitment to achieving its main objective. Performance against these targets are reviewed quarterly by the Board to ensure that the assets and resources of the Group are focused on maximising long term value for shareholders. In addition to growth targets, we also closely monitor EBITDA margins and free cash generation as well as capital efficiency measures including return on the assets employed in our various activities. Proposed investments in new ventures are subject to robust scrutiny and similar strict investment returns criteria.

ORGANISATION OVERVIEW

ASTRO ALL ASIA NETWORKS plc



MALAYSIAN OPERATIONS

Television 100%	**MBNS**
Radio 100%	**AMP**
Interactive 100%	**MIT**
Malay Film Production 100%	**ASTRO Shaw/ Tayangan Unggul**
Publication 100%	**MEASAT Publications**
Talent Management 100%	**MAESTRO**

REGIONAL OPERATIONS

100%

ASTRO OVERSEAS LIMITED

Library Licensing & Distribution 100%	**Celestial**
Indonesia Pay-TV 51%	**PT Direct Vision***
Brunei Pay-TV 48.9%	**Kristal-ASTRO**
India Radio 74%	**AMSI**
Hong Kong Publication 26.3%	**TVBPH**
Philippines Content Development 100%	**PANV Group**







Note

* Pending completion and change of name to **PT Astro Nusantara Media**

Glossary

MBNS	MEASAT Broadcast Network Systems
AMP	Airtime Management and Programming
MIT	Multimedia Interactive Technologies
MAESTRO	Maestro Talent and Management
AMSI	Airtime Marketing & Sales India
TVBPH	TVB Publishing Holding
PANV	Philippine Animation N.V.

astro™

making your life richer



television



7 million viewers,
1.6 million subscriptions
in 30% of TV homes



REACHING OUT

It has been a great year of growth for ***Astro***, our multi-channel television service, as we continue to reach out to our customers in numerous ways.

We added five new channels, substantially increased our local productions and introduced many new programmes and innovative products. These were supplemented through the year by talent quests, contests and myriad events to further engage our subscribers and potential customers. From concert tours and carnivals across the whole country with ***Astro*** stars and celebrities, to our ***Live It!*** campaign, customers were given a chance to taste, feel and enjoy the richness of ***Astro*** content in their lives.

Our aim? To provide the best-in-class and most outstanding content, marketing and customer service, supported by continuously innovative production and technology that will drive subscriber growth and promote loyalty and retention.

Indeed, these efforts enabled us to chalk record gains yet again in our subscriber base, with gross additions of some 409,000 subscribers in FY2005, of which nearly 120,000 signed on in the last quarter.

We now deliver 55 channels offering a mix of local and foreign programmes to appeal to the widest tastes of our multi-lingual, multi-ethnic audience. During the last financial year, we launched four channels – ***CCTV 9***, ***Phoenix InfoNews***, children's favourite ***Playhouse Disney Channel*** and another ***Astro Box Office*** channel. More recently, in April 2005, ***Sun TV*** joined our channel line-up, offering dedicated programming from South India's leading content provider.

Our local productions continue to be a mega hit with our viewers. In all, we doubled our production capabilities over the year to 1,292 hours, excluding News and live coverage of the Athens Olympic Games.

The highlight of the year was, undoubtedly again, our reality talent quest, ***Akademi Fantasia***. ***AF2***, the second season which culminated in the finals in August 2004, attracted 20 million SMS transactions, four times more than the inaugural season in 2003. ***Astro Talent Quest*** and ***Vaanavil Talent Quest*** continued to enthrall the Chinese and Indian communities while ***Blast Off***, a new competition showcasing local up-and-coming bands, created new dimensions for this popular genre.

Other local favourites include ***Astana Idaman***, ***Valkai Kalvi*** and ***Life File***. A number of our new productions took the country by storm, with ***The Lilian Too Show***, a Feng Shui advisory talk show, and ***A Journey with Jason***, another talk show, leading the lineup.



Interest in our own locally-produced reality shows continues to burn strongly. ***Casa Impian***, the programme that helps viewers create their dream homes, kicks off its fifth season while ***Misi Suara Hati***, a reality show collaboration with the Yayasan Budi Penyayang, features undergraduates doing their bit for charity. Another collaboration with Penyayang was ***Famili Penyayang***, a programme that highlights the trials and tribulation of families with challenging lives.

Our live-coverage events continue to be well-attended, from the ***Tamil Thirai Isai Payanam Live Concert*** featuring more than 30 major artistes from South India, which drew in crowds of over 5,000 – to the ***TVBS SuperConcert*** in Johor, with stars from Taiwan and our Malaysian stars performing to an exceptional live audience of 50,000.

The most extensive, by far, was the hugely popular ***Siti Nurhaliza*** concert series, with 15 shows in 3 months across the country. Our annual ***Merdeka Suria Concert***, featuring our own ***Astro*** talents and other local pop stars, was staged at the KLCC with the Petronas Twin Towers as its grand backdrop, while the ***Astro Formula 1 Concert*** was held for the first time within the ***Formula 1*** race circuit compound.

We also paid tribute to the many and diverse talents that grace our screens, hosting awards ceremonies such as the first ***Astro Wah Lai Toi Drama Awards*** and the most prestigious annual music award show in Malaysia, ***Anugerah ERA***, to the glamorous ***International Tamil Film Awards***.

To engage our viewers further, two winners of our ***Live It!*** campaign were sent to India to assume cameo roles in ***Annamallai***, a very well-followed Tamil drama series. Likewise, two winners of our ***Golden Faith*** drama contest were flown to TVB City in Hong Kong. Yet others won tickets to attend the ***Grammy Awards*** in Los Angeles while Malaysian Dinesh Aravindakshan won the regional ***R U Bond Enough*** competition, providing him TV hosting opportunities on ***Channel [V]***.

And, for the first time, ***Astro*** viewers were allowed to decide on the outcome of a drama series. An emotional country voted, amidst much heated public debate and palpable tension, for their choice of the final episode in the love triangle on ***Sana'y Wala Nang Wakas***.

The quality of our productions has been recognised by a number of bodies, both local and regional. At the prestigious ***Anugerah Seri Angkasa 2004***, our ***AF*** host Aznil was named Best Host, and ***A Journey with Jason*** was voted the Best Talkshow while the ***Siti Nurhaliza Raya Special*** was cited for Best Entertainment Special. We also secured awards for Best Set Design for the ***AF2*** finale, Best Makeup and Wardrobe design for the ***Veteran Talent Quest*** final, and Best Graphic Montage for ***Muzik@Ria***.


astro

409,000

new customers in FY2005, including 119,000 in 4Q, our highest ever




05
03
04
06
02
01
cnn.com<<

Best Talkshow – ***A Journey with Jason.***



1,300 hours of local production, including award-winning shows



Best Host – Aznil of ***Akademi Fantasia.***

Best Make-up and Wardrobe Design – ***Veteran Talent Quest.***





relevant foreign programmes, including live and exclusive *EPL* matches on *ESPN Star Sports* and TVB drama serials

We also received 8 awards at the ***Malaysian Oskar Persatuan Pekerja Filem Malaysia Night***, including Best Videography – Video Clip, Director for the ***Dilema 2003*** music video, and Best Art Direction – Multi-Camera Production for ***Roda Impian: Malam Seribu Impian*** (the 1000th episode special), and an additional award at the ***Anugerah Persatuan Pekerja Filem Malaysia 2004*** for Best Direction In Music Video – also for the song ***Dilema***. In addition, our program ***Postcard from a Prime Minister***, which documented Tun Dr Mahathir's expedition to the Antartica, clinched the award for Best Documentary and Best Documentary Script at the ***17th Malaysian Film Festival***.

The success of our local productions has enabled us to syndicate our content and reach out to a wider network through local free-to-air stations, as well as viewers across the Asian, European and North American footprint.

A key pillar of ***Astro***'s programming strategy has been our strong focus on premium content and sports. In line with our campaign to make ***Astro: Home Of Sports***, more premium content is being packaged into our channels via programming blocks of ***The Golf Channel*** and new channels such as ***GoalTV***, featuring the best English football clubs matches from ***Manchester United TV***, ***Chelsea TV***, ***Liverpool TV*** and ***Arsenal TV***, which are also available on our broadband portal, ***Astro.tv***.

The long-awaited addition of test cricket also made its debut on ***Astro Box Office Sport*** this year. Our exclusive coverage of the ***English Premier League (EPL)*** remains a strong and staple diet for sports fans. This was further enhanced with our rights to deliver ***EPL*** news updates, video clips via SMS/MMS to all mobile platforms.

Our turnaround channel partners introduced many new series and original programming such as the popular hits, ***Manhunt***, ***The Contender*** and ***Carnivale*** as well as fresh season offerings of favourites like the ***Amazing Race***, ***C.S.I.***, ***American Idol*** and ***Fear Factor***. Supplementing this are our vast array of drama serials and variety programmes from Bollywood, Indonesia, the Philippines, Latin America, Japan, Korea, Taiwan and other markets.

Interest in this foreign content has largely been supported by our subtitling coverage of more than 7,000 hours last year. In June 2004, all 15 of the locally-originated ***Astro*** channels were migrated to user-selectable multiple language subtitling, allowing subscribers to control their subtitling services according to their individual viewing preferences, all via the remote control.

55 channels

including 15 locally-originated *Astro* channels...



=



...to appeal to the widest tastes of our multi-lingual, multi-ethnic viewers

Increasingly, more information, control and decision-making are being placed in the hands of our viewers through the Red Button interactive feature. Widely used for the first time for the Olympic Games in August 2004, the Red Button was subsequently and quickly adopted for voting and for competitions, quizzes, subtitling selection as well as for updates on events & other trivia on our interactive channels, ***@15*** and ***HITZ.TV*** as well as other channels.

Our multi-channel offering now provides the best value for advertisers keen on specific demographic profile. The wide variety of our sports programming such as the ***Olympics*** and ***EPL*** provided a direct route to the male demographic. ***Akademi Fantasia*** has undoubtedly hooked much of the teen and youth community nationwide. Sponsorship, advertising and product placement revenue has mushroomed as a result, and so has the sophistication of our proposition to advertising clients. The interactive ***Red Button*** further allows viewers to request for more information on advertised products – a technological first in this country.

LIVING IT UP

Following our re-branding exercise in July 2003, we continue to build our brand presence via nationwide awareness campaigns, informing and educating Malaysians on the value of ***Astro***'s products, and services that we offer. In October 2004, we launched the ***Live it!*** campaign to celebrate ***Astro***'s 8th birthday, with activities designed to enhance the viewers' experiences and increase stickiness. Through these campaigns, viewers starred in cameo roles, joined their favourite stars at live events, and attended sporting events of their choice, in overseas destinations.

Focusing on fresh markets, we are now targetting new customers beyond the traditional market centres through direct sales as well as roadshows, drawing crowds with big stars. The ***Siti Nurhaliza Fantasia Tour*** is one such example of the ***Kenali Astro*** campaign to reach the approximately 2 million non-Astro Malay homes in our market. These concerts, drawing between 30,000 and 80,000 people at each venue, are aimed at building the ***Astro*** brand, signing up new customers and increasing the loyalty of our existing customers. An immense success, our direct sales initiatives accounted for more than 30% of new subscribers in the last financial year.

We continue to build on our strong relationships with our master distributors and retailers, developing sales initiatives with them, improving the ***Astro*** presence in the retail outlets and equipping their sales staff with the necessary product knowledge and sales kit. Our co-operative marketing efforts was beefed up with the addition of new partners, Visa, Maxis and Malayan Banking to our longstanding Partnership Programme.

Investment in our customers remains key as we continue to subsidise the cost of entry to our ***Astro*** service. To make it even more affordable, we reduced the retail price of the set-top box to RM199, from RM299 the previous year with free installation for the promotional period, while the second ***Astro*** box is given free to existing subscribers who take up a second subscription in the same home. The second ***Astro*** box is now available in some 61,000 homes or some 4% of ***Astro*** residential subscribers.

AT YOUR SERVICE

Customer service remains a paramount priority. To this end, we invested over RM35 million in a new Customer Relationship Management and Billing system which we rolled out in November 2004 to help us better understand and respond to our fast-growing customer base. This replaces the previous subscriber management system.

Macam-macam ada





The migration to the CRM system, implemented soon after our nationwide smartcard swap exercise, created some temporary gaps in our ability to respond quickly or as effectively to customers' queries as we would have liked. We are intent on delivering a superior service to our customers. To supplement these efforts, we are revamping our ***Astro*** website to provide intuitive navigational features, enhanced search engines and interactive content, and increasingly, to empower our subscribers to self-manage their viewing and subscription choices.

A new subscriber loyalty team was also set up last year to reward our subscribers and engage them directly. This allowed us to address various issues, including subscriber churn. The team has an active customer engagement programme, including the year-long ***Astro Masters***, the ***Astro Sports United Under 15 Futsal Challenge*** in the Klang Valley, the ***Cricket Clinics*** as well as the ***Astro Kids' Adventure Camps***.

PREPARING FOR FURTHER GROWTH

We are laying the groundwork for an exciting new future in Cyberjaya with a new broadcast playout and uplink facility. Started in 2004, the development will continue in the current year and includes the roll-out of our Business Continuity Plan, an ongoing commitment which involves a duplication of existing broadcast facilities at the All Asia Broadcast Centre (AABC) as well as expansion of facilities to cater for a substantially-enlarged direct-to-home service offering in the latter part of 2005.

The new broadcast centre at Cyberjaya will also feature a new Media Management System to further automate the transmission workflow process for ***Astro*** local channels and to reduce manual videotape handling and storage. Complementing this is a new programme scheduling and contract management system with enhanced workflow and process control features. Migration of our local channel playout system to an all-server transmission environment is well under way, with dual redundancy being introduced for all server ports to ensure the highest on-air reliability.

As a part of our ongoing initiatives to improve current operations and service provision, we expanded our Content Control System to incorporate a revamped, high speed real time editing system for our international channels. This has significantly reduced the turnaround delay to as little as 15 seconds, potentially allowing programmes such as ***EPL*** and ***Formula 1*** to be played almost live but still retaining the ability to insert local commercials and other local content. The migration will also enhance our ability to handle more international channels in the future.

We are also expanding our uplink and playout service capability at AABC to cater for the additional channel services that will be launched regionally in the coming months. Additional control and monitoring facilities are being constructed and the existing local channel playout facilities completely upgraded to allow for up to 6 locally-originated channels to be transmitted in separate versions for this market. The ability to insert local commercial messages into some of the International channels will also be provided.

Leveraging on our broadcast facilities, a regional programming department was set up in collaboration with our sister company MEASAT Global to provide broadcast transmission services for third party clients including channel operations, scheduling, playout, and subtitling services. The unit currently retransmits ***BBC Prime*** and ***BBC Japan*** across Asia and will soon transmit channels for other broadcasters needing distribution across the region.

EXCITING FUTURE AHEAD

The future for our multi-channel TV business looks bright. Our technology and systems have been refreshed and our people geared up to substantially grow our service offering. We will continue to inject more interactive and value-add services and look forward to introducing a fully integrated digital video recording and replay feature for the next generation set-top box, along with the 50 new channels that will become available later this year. We remain confident of our ability to create and provide captivating content, including relevant local productions and exclusive offerings from our international programme partners. Further savings in box costs will be passed on to customers even as we continue to heavily subsidise the cost of entry to our service. Throughout the Group, we remain committed to deliver excellence in all our dealings with all our stakeholders – our staff, our shareholders, our vendors, partners and, above all, our customers.


COMING SOON
50
more channels
more interactive content +
integrated digital video recorder
set-top box



AIRTIME MANAGEMENT & PROGRAMMING



No. 1 malay, chinese, indian and number 1, 2, 3 english radio stations in Malaysia

Radio




CINCO
GINGA



OVER
10 million listeners
62% listeners share,
79% radio advertising store


F2- 92.90MHz

Traffic news from Priscilla Patrick


STOP

EXPANDING FORMAT RADIO

Our Radio operations continue to grow from strength to strength. We added three terrestrial FM networks, significantly expanding our services and reach, while setting new standards for exciting formats and creative advertising solutions.

Two stations, ***Sinar FM*** and ***Xfresh FM***, were launched last year, while ***Thr.fm*** was acquired in April this year. The expansion allowed us to maximise touch points with listeners in all the key Malaysian vernacular communities and importantly, to optimise our service offerings across ASTRO's multifarious, multimedia platforms – on air through TV and radio, online, in print as well as through ground events.

Sinar FM, catering to the older Malay demographic, and ***Xfresh FM***, aimed at the Malaysian youth community along with ***ERA FM***, the nation's leader and top Malay network enable us to provide more targeted service to this important market segment. Reflecting our value-add ability, ***Sinar FM***, which debuted in March 2004, shot to fifth position nationally within six months of operation with 1.7 million listeners. According to the latest Nielsen Radio Listenership Survey conducted in April 2005, ***Sinar FM*** has moved up one notch to 4th position nationally with 1.9 million listeners.

Thr.fm, with 3.0 million listeners or about 14% share of radio listeners, and approximately 8% of the radio advertising expenditure, is Malaysia's leading Indian station. The recent addition of ***Thr.fm*** thus provides strategic fit to our staple network offerings – ***ERA FM***, ***MY FM*** and ***hitz.fm***, ***Light & Easy FM*** and ***MIX FM*** – where the latest Nielsen Media survey shows us continuing to lead the market in the Malay, Chinese and English-speaking language segments.

ONLINE





ON GROUND



ON AIR





Our radio web-sites attract

12 million

page views per month

In all, our eight radio stations reach some 10.4 million listeners or 62.2% share of audience share, and 79.4% of all adspend that goes to radio. Expenditure on radio advertisements, in turn, has steadily risen as advertisers increasingly recognise the power and reach of radio. According to Nielsen Adex Report in January 2005, advertising spend on radio rose from RM152 million in 2003 to RM169 million last year.

What sets AMP apart is its ability to offer, not only a superior radio experience, but also a unique proposition that bundles on-air, online, mobile and on-ground products for maximum reach, touch and impact. From our highly recognisable network land cruisers and popular radio websites to the Group's multi-channel television platform, we can create a very enriching environment and experience for our audience. Add SMS interaction, web-based entertainment, downloads – and soon, broadband streaming content capabilities – and we have a very attractive proposition for advertisers.





Overall, our radio websites engender phenomenal loyalty, generating over 12 million page views per month as at January 2005. The ***ERA*** website remains unchallenged as the most popular local Bahasa Malaysia website nationally, accounting for almost 4 million of those page views.

Another striking example of our cross-media bundling initiatives was the extension of ***Xfresh***, a teen community website developed by teens for teens under ASTRO auspices, to the radio platform – ***Xfresh FM*** in September 2004. The ***Xfresh*** brand now provides online, on-ground, on-air, mobile and interactive services targeted at teenagers.

The launching of the FM Network gives the ***Xfresh*** Teen Community a voice/base from which to communicate, and builds on our cross promotional capabilities for both internal and client-based purposes. In turn, this multimedia platform provides ***Xfresh*** with significant impetus and makes it a viable channel through which advertisers can access the youth market.

Indeed, our radio brands attract and command vast crowds, at our many concerts, performances and events. The inaugural ***Konsert Sinar*** at the Dataran Merdeka, drew 50,000 listeners, while the annual ***Anugerah ERA*** awards remained one of the most widely followed entertainment industry events in the country.

Similarly, we generate substantial goodwill and loyalty with exclusive celebrity tours by megastars such as Jackie Chan and Danial Wu for ***MY FM*** fans, or the nationwide ***hitz.fm*** Radio Icon search for the next ***hitz.fm*** announcer. On a more intimate scale, the popular "Bunch For Lunch" hosted by ***Light & Easy***, brings listeners together with their favourite announcers over complimentary lunches at popular restaurants.

In our continuous innovation efforts, AMP has been studying the commercial potential of Digital Broadcasting platforms around the world. Digital Broadcasting will provide our listeners with additional and enriched services, and for our advertisers, an enhanced medium to communicate their message. This would be achieved through exhilarating visual content, sophisticated interactivity, and greater functionality, to compliment our existing radio proposition.

Beyond Malaysia, the Group, together with our local Indian partners, currently provide airtime sales, studio facilities and marketing services to two FM radio stations in Kolkata. Against a backdrop of a fledgling industry pressured by high licensing fees, the Indian radio operations continue to show encouraging improvements in a difficult market. As private FM radio is still in a developmental stage in India – radio's share of advertising expenditure in India is only 2% – the growth potential remains immense and we look to forward to the industry establishing a more significant presence.


ROLL
SCENE
TAKE
Director
Camera
Date
MOS DAY NITE
style




梁山伯與祝英台
江山美人

Content

Providing captivating content to our customers across our various media platforms




Captain Flamingo

Library Licensing & Distribution
— Celestial Pictures

STAIRWAY TO HEAVEN

Using its extensive network, Celestial Pictures continues to expand distribution of its Shaw Brothers film masterpieces, third-party content and its Celestial Movies channels around the world.

To date, more than half of the 760 Shaw Brothers titles, acquired by Celestial Pictures in 2000, have been digitally restored with the enhanced masterpieces brought to some 1.4 billion Chinese viewers around the world. Among the 160 titles restored last year was the critically-acclaimed ***One-Armed Swordsman***, which shot to the best selling title within weeks of its release in August 2004.

Reflecting its timeless appeal to movie lovers around the world, our films were showcased at seven International Film Festivals last year, including the ***Cannes Film Festival*** where martial arts director Chang Cheh's ***The New One-Armed Swordsman*** was a special selection, as was King Hu's ***Come Drink With Me*** in 2002. Both of these films were also re-released in cinemas in France during the year, underscoring the growing worldwide interest for Asian cinema.

Scenes from ***Perhaps Love***





In an enormous boost to our distribution business, the global licensing network created by Celestial now spans more than 40 countries, including Mainland China, Hong Kong, Taiwan, Japan, all of Southeast Asia, France, Germany, Italy and North and Latin America.

Content is distributed through various media, including distributor agreements for television, theatrical release and home video. As at end-January 2005, a total of 280 titles have been released, of which 116 reached the market in the last financial year. Since the initial release of the first re-mastered Shaw title in 2002, some 4 million home videos have been sold.

Riding on the Shaw legacy, Celestial has jointly published and developed a series of books and documentaries on the Shaw films, featuring the celebrated ***Kung Fu*** genre, period dramas and ***Huangmei Opera***, and its famed ***Shaw Beauties*** and ***Shaw Heroes***. Our maiden production efforts were well-received, with the ***Kung Fu*** episode nominated for Best Documentary at the Asian Television Awards, whilst two other episodes, ***Swordfighting*** and ***The Beauties of the Shaw Studio***, won critical acclaim.

Capitalising further on the Shaw brand and titles, we licensed luxury brand retailer ***Shanghai Tang*** to market **Kung Fu** fashion attire based on Celestial's designs. The ***Shaw Brothers Kung Fu Icons*** collection of apparel is now available at ***Shanghai Tang*** outlets in Shanghai, New York, Paris, London, Hong Kong and Singapore.

Since its first broadcast in South-East Asia in 2003, flagship Celestial Movies has become one of the fastest growing international pay-TV channels. Coverage was expanded to Mainland China, Hong Kong and Australia in 2004, and in Thailand from April 2005, making it available to viewers in eight territories currently. Branded program blocks of Celestial Movies were also licensed for the first time to cable TV channels and direct-to-home service providers in Taiwan and New Zealand.



Since the initial release of *the first re-mastered Shaw* title in 2002, some

4 million

of home videos have been sold



To keep its content fresh and appealing, over 500 movies – including 200 first-run and recent releases – made their exclusive premieres on its Channel last year. On top of the Shaw titles which populate 30% of the Channel, Celestial Movies also sources internationally acclaimed titles from Asian countries including Japan, Korea, Vietnam, and Thailand. These were further supplemented with exclusive documentaries and award winning shorts, including interviews with the who's who in the movie and entertainment industry such as director John Woo and international celebrity Jackie Chan.

Celestial is also developing new animation content with ASTRO affiliate, Philippines Animation (PASI), and aggregating other high-quality animation works to further diversify its content offering through its global network. In China, it is working with the China Film Group & CITVC, the commercial arms of China's State Administration for Radio, Film and Television (SARFT), to pursue opportunities for joint-production of Chinese film and television content for distribution, both in China and globally. Beyond distribution, Celestial is pursuing opportunities where it can capitalise on its skills and experience to identify new genres and niche channels.

As Celestial Pictures continues to move forward, it is rapidly expanding its international distribution business beyond the much-coveted Shaw film library. It will invest significantly in new feature films, television programmes and Shaw Brothers remakes over the next couple of years.

Celestial will also bolster its product portfolio with more third-party productions as it did last year with selected films from highly regarded production companies from Mainland China, Hong Kong, Taiwan, Japan and Korea. This includes Shanghai Film Studios, Emperor Motion Pictures, Toho Film Company, Tube Entertainment, and Filmko Entertainment.

Underscoring this new strategic initiative, Celestial recently secured the international distribution rights ex-China for the much-anticipated ***Perhaps Love***, the first Chinese musical to be filmed in China in more than 50 years. Celestial has also acquired the worldwide pay-TV rights for the movie to be directed by well-known Hong Kong director Peter Chan.

The film, currently in production and scheduled for release by the year end, boasts an impressive cast led by Takeshi Kaneshiro, Zhou Xun, Hong Kong heavenly king Jacky Cheung as well as Asia's hottest screen sensation, Korea's Ji Jin-hee. The behind-the-camera team includes Oscar-winning cinematographer Peter Pau, legendary Bollywood choreographer Farah Khan, acclaimed art director Yee Chung-man and international kung-fu action director Tung Wei.



Malay Film Production

was another exciting year for Tayangan Unggul (TU) and Shaw, the Group's filmed entertainment production and distribution divisions.

Expanding our production capabilities, we released a total of four feature films in the last financial year, including the sensational box office hit ***Gangster***, starring Rosyam Nor and Siti Elizad. ***Gangster***, our first venture into big budget productions, paid off as our biggest hit so far. It opened the 2005 local cinema scene with a collection of RM3 million, topping the charts for two weeks and, at one point, even pushing out international hits such as ***Kung Fu Hustle***. ***Cinta Luar Biasa*** too performed well, achieving over RM2 million in box office takings.

Recognition for our films went beyond the box office as ***Berlari Ke Langit*** became the first Malaysian film in two decades to grab the prestigious Best Cinematography award at the ***49th Asia Pacific Film Festival*** held in Fukuoka, Japan. Locally, ***Berlari*** won the ***Dewan Bahasa & Pustaka*** award for best language used in a film. This was the first time that a film was included in the ***DBP*** list, and a proud that we won it as well.

Our female leads in ***Trauma***, released in January 2004, bagged both the Best Actress and Best Supporting Actress, while TU's new talent, Danial Hazly was voted Best Child Actor for ***Berlari*** at the ***17th Malaysian Film Festival***. The female roles in ***Trauma*** were respectively played by Nasha Aziz, a Tayangan Unggul staple, and Sharifah Aleya, a relative newcomer who was first discovered in our feature film ***Idola***.

Four feature films were produced over the last financial year. ***KL menJERIT I***, the first prequel produced in Malaysia, took off from the phenomenal success of ***KL menJERIT*** which garnered over 10 awards in the previous year. ***KL menJERIT I***, which featured four gripping motorbike races, also introduced new artistes, Que Haidar and Sheera Iskandar.

Three other productions – ***Baik Punya Cilok***, ***Man Laksa di Malam Alam Kampung Talang*** and ***Puaka Tebing Biru*** – will be released during the current financial year. Like our other TU films, they boast an outstanding lineup of directors, Afdlin Shauki and Mamat Khalid, and cast – Afdlin Shauki, Awie, ...ns Isaac, Harun Salim Bachik, Dato' M. Daud Kilau and ***Akademi Fantasia 2*** ...nner Zahid.

Overall, we collected RM6.3 million in total box office receipts, up 75% over the previous year, with ***Gangster*** and ***Cinta Luar Biasa*** accounting for RM5 million alone. Apart from ***Gangster***, which was a big budget blockbuster, production costs were maintained at RM1.2 million which was well within budget forecasts. Additional sales from video, VCD and DVD formats, improved the return on investment from each release.


ROSYAM NOR
UMIE AIDA
SITI ELIZAD
GANGSTER
DI PAWAGAM 13 JANUARI 2005

In February 2005, we launched the first web portal for the Malaysian film industry and movie fans, providing the latest information on the company and its projects as well as a platform for downloads, discussion forums, and audience feedback.

For the current financial year, we are looking to produce 6 local films of various genres, including Malaysia's first film musical, a trilogy and a social drama film. These are certainly exciting areas for us, and will draw on our collective talent pools and expertise, both local and international, as we chart into new territory.


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Interactive

MAXIMISING TOUCHPOINTS

Interactive activities continue to experience exponential growth. We significantly expanded our range of enhanced cross-media services, maximising the value of communication opportunities created through our television, mobile and other platforms, as well as the wealth of content generated through each of these media.

Reflecting the potential business opportunities, our three service areas have now expanded into business units – Mobile Content, STK WAP and Interactive TV (ITV) – to focus on the most compelling customer propositions.

SMS transactions DOUBLED to 66 million


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In Mobile Content, growth was largely driven by demand for more and better entertainment content with the burgeoning penetration of new generation mobile phones. Download traffic – including ringtones and wallpapers for personalisation of mobile phones – surged from 256K downloads in the previous year to over 800K during the past financial year. A key driver was the aggregation of exclusive and popular premium content from the likes of ***Warner Music***, ***Universal Music***, ***EMI***, ***Cartoon Network***, ***Garfield***, and ***Barbie***.

Streaming of 2.5G video, and the impending launch of 3G services in the middle of this year, provide us an opportunity to give consumers new ways of experiencing ***Astro***. We already offer live streams of ***CNBC*** and ***HITZ.TV*** on 2.5G. As 3G launches, we will expand our offerings to include ***CNN***, ***Cartoon Network*** and highlights of hit shows like ***Akademi Fantasia (AF)*** as well as exclusive video clips of ***English Premier League*** matches to mobile handsets. More is yet to come as we continue to originate, aggregate and distribute premium video content optimised for 3G.

The STK WAP technology provides the platform for a bouquet of SMS content and services such as cinema information and movie bookings, gaming and other info-on-demand service. It was expanded over the past year to include sale of ringtones and other mobile downloads. This service generated 36 million SMS transactions last year.

Interactive TV services was fuelled by the phenomenal success of ***AF*** – from SMS voting of contestants and SMS-TV chats on the ***@15*** channel to mobile downloads of songs and custom-created ***AF*** mobile Java games, along with SMS quizzes on ***AF***-trivia. The result was 20 million SMS transactions over the 9-week second season, a quadruple of the 5 million received for the first season.

Mobile games on TV debuted on ***Astro @Play*** in March 2004 – a first for Malaysia. It made a strong contribution to SMS activity through its 8 games while ***@15*** and ***HITZ.TV***, the two SMS-TV chat channels continued to contribute strongly to the ITV business, with 8.3 million chat messages chalked for the year. ***@Play*** took a hiatus in early 2005 to make space for the many new interactive services launched. We anticipate a re-launch of its bouquet when ***Astro*** expands its service offering later this year with the acquisition of additional transponder capacity on Measat 3.

The interactive ***Red Button***, another first for the market, was launched in June 2004 with over 10,000 hours of enhanced programming introduced over subsequent months. Prominent Red Button activity included live vote updates during ***AF*** over ***Astro Ria*** and ***Astro @15*** channels, ITV advertising for clients like ***Coca Cola*** and ***DHL***, the provision of 6 interactive channels for the 2004 Summer Olympics and distribution of mobile downloads on ***Astro*** channels.

In all, SMS transactions have more than doubled in the past year to 66 million, from 32 million in the previous year. Moving forward, we expect to bring more enhanced services and content to SMS/MMS subscribers, integrate more Red Button features into ***Astro***'s programming and media sales initiatives, and further broaden our multimedia platform.

In May 2005, we launched our broadband portal, ***Astro.tv***, kicking it off with two channels on the season's favourite content: ***Akademi Fantasia 3*** and English soccer, over the internet. For a subscription fee, broadband users can receive live concert webcast, extended video feed on ***AF3*** daily developments, auditions and archived materials from earlier ***AF*** seasons. A separate ***GoalTV*** sports channel, provides continuous streaming of matches, trivia, commentary and analysis on the top English soccer teams to delight the most avid sports fan. The current year is shaping up to be an exciting year.


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Publications

MORE AND BETTER

MEASAT Publications continues to complement the ***Astro*** service, providing a supplementary avenue for generating advertising revenue and cross-media promotion activities. The past year has been an active and a challenging one, during which several new revenue streams were created. Following the successful launch of ***iFEEL***, our first Chinese-language celebrity-based lifestyle magazine in May 2004, we continued creating new markets for our content and refreshed some of our existing literature. ***VMAG***, our flagship publication, continues to grow both its Chinese and English editions.

In March 2005, ***The Astroguide Tourist Edition*** was rejuvenated as the ***Astroguide Traveller Edition***. Sporting a larger, more user-friendly size and format, this lifestyle, travel and culture magazine serves as a showcase for all things Malaysian, while catering to the television viewing needs of hotel guests.

In the same vein, the ***Astroguide***, Malaysia's highest circulation magazine, was revamped in May 2005 as a larger, easy-to-use guide with more entertainment and celebrity-driven content.

We marked our 4th year with the launch of ***InTrend***, our first venture into the lucrative Bahasa Melayu magazine market. ***InTrend*** is a celebrity based lifestyle magazine aimed at the urban female Malay – a fast growing and increasingly sophisticated demographic loved by advertisers.

Our ability to reach out to all cultural and linguistic segments of Malaysian society will provide our advertising clients with a wide reach across the fabric of Malaysian society. Bundling print together with on-air – television and radio – and online promotions will greatly enhance both the Group revenues and MEASAT Publication's performance as a subsidiary.

We believe strongly in directly engaging our readership base, and embrace opportunities to interact with the public. The ***VMAG*** annual carnival in April 2005 held to celebrate the birthdays of both the English and Chinese editions of ***VMAG***, provided one such opportunity.

TVB Weekly, the TV guide and celebrity/lifestyle magazine produced by our Hong Kong associate TVB Publishing Holding, reaches nearly 190,00 readers a week, or 7% share of magazine readership in the territory.





Talent Management

Maestro Talent & Management Sdn Bhd (Maestro), ASTRO's talent management platform, continues to broaden and deepen its talent pool. Over the year, individual talents managed by Maestro almost doubled from 13 to 22 as we continue to draw new talents from the Group's various televised and live events such as ***Akademi Fantasia (AF)***, ***Astro Talent Quest (ATQ)***, ***The Astro Miss Chinese International Pageant***. The number has since grown with the winners of the recent ***Blast Off*** music band competition.

With divisions in music recording, music publishing, and event management, Maestro's talent management activities are aimed at maximising the talent generated through ***Astro***'s various platforms, Our strategy is to identify, develop and promote our talent as multifaceted, branded personalities who can deliver high value to end clients. We are, thus, broadening the skill sets of our talents into a varied team of versatile performers, including actors, singers and announcers who can be placed in TV, radio, feature films as well as perform at live events.

Training and support services provided by Maestro include professional guidance, image grooming, wardrobe consultancy, and presentation skills with the object of raising their performance standards and professionalism.

To date, Maestro's talents have been featured in 270 shows and performances, 60 television programmes, more than 100 media interviews, and for the first time, appeared in feature films, with 9 appearances. Our talents have also sold 350,000 copies of CDs/VCDs to date. Of these, 5 of them are solo albums, including ***Wo!*** in March 2005 by ***AF2*** winner Zahid. Another ***AF2*** finalist, Farah, will release her debut album by end May 2005.

In addition, our ***ATQ 2004*** winners, Amy Wang & Fayes Goh, emerged Champion and 1st runner up, respectively in the recent ***International Chinese New Talent Singing Competition*** in Hong Kong.

Event management highlights include the ***Siti Nurhaliza Fantasia Tour*** and the ***Akademi Fantasia*** concert tours, which covered the whole of Malaysia, including Sabah and Sarawak, as well as Brunei.

Maestro's revenue stream now comprises a healthy mix of CD, VCD and DVD sales, public performances, event management, endorsements and sponsorships. Plans for strengthening the brand value of out artistes include increasing the depth of their reach through new digital mediums, such as through SMS-based personal interviews on ***Astro@15***, and progressively extending their celebrity into regional markets. Ultimately, our target is to develop and be able to draw on a deep talent pool and a strong base of intellectual property rights.

Freddie Fernandez and his talents





Animation

he past year has been a productive one for Philippine Animation NV Group (PANV). We have ompleted a number of significant achievements under our brand name ***PASI***, producing primarily half-hour episodes for television series and several feature programmes for direct-to-video release.

Among the year's successes was the revival of the Johanna Spyri children's classic, ***Heidi***, which we produced for TV Loonland/Telemagination as an 80-minute theatrical feature production. ***Heidi*** has been acquired by Mediaset, Disney Asia, Greece's Alter Channel, ABS-CBN in the Philippines, and Norway's TV-2, among others. Due out in theatres this year, ***Heidi*** has also been picked up by Super RTL, for broadcast in 2007.

Animation series produced for television included the extremely popular 26 half-hour episodes of ***My Dad The Rock Star***, created by ***KISS rock-n-roller Gene Simmons***, which aired on Teletoon Canada, Cartoon Network Latin America and Nickelodeon Asia. We also produced a 13 half-hour Flash animated eries ***Life's a Bitch***, a co-production with Cinemaria Inc. based on Anita Gregory's popular comic strips, hich aired on the Oxygen Channel in the USA and the Comedy Network in Canada.

PASI continues to produce ***Leapfrog***, the popular educational direct-to-video Features that teach children to read nd write. We are currently working on 22 ten-minute episodes of ***Benjamin Bear*** with Amberwood Productions anada). The show has been licensed in 50 territories, with the first 26 episodes starting to screen in spring 2005.

ASI is about to begin production on two more 26 half-hour episode series, ***Captain Flamingo*** nd the well known ***Biker Mice From Mars***. The ***Biker Mice***, are no strangers to PASI as we produced the first 65 episodes of the original series. The popular ***Mice*** have already ecured broadcast licensing deals in France, UK and Nordic countries.

s the company expands its capacity to manage the growing demand for our high quality productions, we recently moved om our production studio facilities of 11 years in Makati. Moving into modern production facilities will allow us to rease productivity, decrease overheads and ultimately improve profitability, while attracting a greater number of rtistic talents from within the industry.



OUR STAFF


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MANY BIG IDEAS

To stay ahead, the Group must continue to provide the best value proposition for its customers. We can only deliver this through our people, undoubtedly, our most valuable asset.

Our aim is, thus, to foster a culture that drives our staff to excel, create a stimulating environment that promotes and rewards performance, while encouraging creativity, innovation and continuous learning. To this end, our efforts were focused on four key human management areas: turning business strategy into action, building administrative efficiency, ensuring employee contribution and helping make corporate change happen.

An initiative to identify and actively develop high potential employees for senior positions was launched during the year. A continuing, rigorous recruitment programme ensures our talent pool is constantly refreshed with competent and talented individuals to manage and run our rapidly growing businesses, both in Malaysia and increasingly, across the region. During the financial year, permanent staff strength grew to 2,149, including 179 employed in our regional operations, up from 1,891, including 163 regional staff, in the previous year.

Strengthening the firm infrastructure, we reorganised the functional HR departments, reviewed our business policies and processes, identified and implemented process improvement and introduced multi-skilling to support and better equip our staff with the knowledge and the skills to manage their current and future roles. Throughout the year, we conducted 7,200 hours of training for all levels of staff, which is 2,000 hours more than the previous year. A significant proportion of this increase is due to the efforts taken to improve technical and functional competencies in preparation for business growth opportunities in the future.

To make ASTRO a better place to work, workshops were conducted throughout the company to develop and implement action plans to address employee concerns arising from the Employee Opinion Survey conducted at the end of 2003. These include improving our communication processes within the company as well as employee benefits and simplifying our performance appraisal system. We also embarked on a significant upgrade to our HR database system to further ensure that the administrative component of HR is efficiently and effectively delivered. The upgraded system will allow us to introduce Employee and Manager Self-service features, which will further simplify and automate the management of employee data and benefits.

Recognising the pool of talent and creativity within our workforce, the Company decided to look in-house and organised a contest called, ***What's YOUR Big Idea*** for our content development. Participants were required to come up with a concept that stressed on creativity, originality, feasibility and must have a programming value to it.

The contest was well-received with 225 responses from various companies, divisions and regions across the Group. We were suitably impressed, but not surprised, at the high level of talent and enthusiasm. Three of the most popular concepts have been selected to be produced and featured on our local channels.

All of the activities above were designed to reinforce the ongoing cultural change within the organisation which was started with the launch of our brand values: ***Professional***, ***Celebrating***, ***Progressive*** and ***Bold***. We will continue to review our policies and practices, and benchmark our goals with industry leaders in this respect. We strive to attract, develop and retain the strongest candidates and nurture the highest quality of employees to serve our customers as we drive further growth in our core businesses both in Malaysia and increasingly in complementary markets across the region.



THE ASTRO TOUCH

As in previous years, many of our community endeavours focus on discovering, nurturing and developing young talent and thereafter, creating opportunities for them to progress their education in the creative arts, multimedia and broadcast technology.

Through the Group's various platforms and activities, we are well-placed to support budding talents in the performing arts to frontline our television, radio and film productions as well as behind the studio sets. These include the much-celebrated ***Akademi Fantasia***, the new ***Blast Off*** music band talent show, the ***Astro Talent Quest*** and ***Vaanavil Talent Quest*** to seek our Chinese and Indian talents respectively.

We donated RM100,000, being part of the proceeds from SMS votes from ***Akademi Fantasia*** viewers, to various charities, including orphanage Rumah Bela Didik Anak Yatim Kulim and the elderly folks at Rumah Orang Tua Seri Cahaya Sungai Tengas.



1. *Under-15 Futsal Challenge.*
2. *Buka Puasa with orphans under Zakat Selangor.*
3. ***ERA's*** *blood donation campaign.*



We have also been able to use our creative channels and platforms to promote Keluarga Bahagia, the universal family values and community bonding objectives championed by Malaysia's leading charity foundation, Yayasan Budi Penyayang. These included the production of two reality TV series, ***Family Penyayang*** and ***Misi Suara Hati*** to raise RM50,000 from our subscribers for a 19-year-old leukemia patient and her mother, also a cancer-patient, to undergo treatment. ***Misi Suara Hati*** features the efforts of undergraduates from local universities raising funds for families facing challenging lives. In the first season, 8 students from 3 local universities collected over RM150,000, which is three times what was originally expected. A second run is currently being produced.

Our radio subsidiary also helped raise nearly RM50,000 in food and cash through the ***hitz.fm Can*** and ***hitz.fm Have A Heart*** campaigns for orphanages and a welfare association. Also, proceeds from a Christmas Charity Celebration organised by ***HITZ.TV*** went to homes for the underprivileged and abandoned children.

We continue our longstanding sponsorship of the Five Arts Centre and Dramalab to support writing and other creative skills in dance, drama, visual art and children's theatre as well as Sutra Dance Theatre in the arena of the performing arts. ***Astro*** also donated studio props to the Han Chiang College in Penang for a television studio that is part of its educational facilities.

In a new initiative to encourage greater interest in the industry, we created ***Short Cuts***, a programme to promote film-making as well as showcase productions by young independent film makers. The four-part series on our ***Astro Prima*** channel includes workshops on all aspects of production by local and foreign experts. Another series of 26 independent short films were aired from March 2005 onwards, with a supporting website created to further promote the show and film-making.

Over in Hong Kong, Celestial continues its arts scholarship scheme, donating HK$100,000 to support the top five students pursuing their Master of Fine Arts in Film, TV and Digital Media at the Hong Kong Baptist University. In the Phillipines, our animation subsidiary, PASI, is spearheading an initiative to provide internet access to the 5,433 public schools throughout the country. PASI is currently working on an audio visual project to be aired nationwide on all major television networks to raise funds for the project.

We also supported various sporting activities throughout the year. Most prominently, ASTRO was the sole sponsor for the Malaysian Olympic Team participation at the Athens 2004 Olympic Games, a sponsorship that will continue to the next Olympic Games, in Beijing. We also held futsal matches for under-15 youths to compete for a trip to watch ***Real Madrid*** play live in Spain. Similarly, we continued our sponsorship of the Cricket Clinics for under 12-year-olds in collaboration with the Persatuan Kriket Melayu.

The Group's various business units as well as staff also donated and helped raise funds for victims of the killer Tsunami last December using our media resources and goodwill of star personalities. These include over RM500,000 raised by our radio stations through SMS collection from listeners which we topped up to RM650,000. We also channeled some RM40,000 of pay-per-view proceeds collected for an International Cricket Council charity match in Melbourne that was aired on our ***Astro Box Office*** channel for the same cause.

Individual staff also put in time, to collect food and clothings, and personal donations, which were matched Ringgit-for-Ringgit by the Company. In all, the Company and staff donated close to RM1.8 million for Tsunami victims, including RM1 million for the ***Force of Nature*** concert, organised by the Force of Nature Aid Foundation, a non-profit organisation in Kuala Lumpur dedicated to raising funds and awareness to help rebuild communities affected by natural disasters.

Malaysian Olympic Team


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Helping hand for Tsunami victims

Corporate Governance sets out the framework and process by which institutions, through their Board of Directors and Senior Management regulate their business activities. It balances safe and sound business operations with compliance of the relevant laws and regulations.

The Board of Directors ("Board") recognises the tangible impact of corporate governance in safeguarding stakeholders' interest and in enhancing shareholder value, and is fully committed to upholding high standards of corporate governance throughout the Group. To this end, the Board has reviewed and adopted a set of Corporate Governance guidelines to govern its conduct within the spirit of the Malaysian Code on Corporate Governance ("the Code") and the Listing Requirements of Bursa Malaysia Securities Berhad. In addition, the Board has also found merit in the recommendations of the UK Combined Code of the Principles of Good Governance and Code of Best Practice and has adhered to the principles therein to the extent described in this report. As a result, corporate governance has influenced the way the Board specifies the distribution of rights and responsibilities among different participants in the corporation, and spells out the rules and procedures for making decisions on corporate affairs.

COMPLIANCE WITH THE CODE

The Board is pleased to disclose the Company's application of the principles and the extent to which the Company has complied with the Best Practices of the Code during the financial year ended 31 January 2005. The Board is of the opinion that it has, in all material respects, complied with the principles and best practices outlined in the Code.

1. BOARD OF DIRECTORS

1.1 Principal Responsibilities of the Board

The Board is responsible, amongst others, for establishing and communicating strategic direction and corporate values of the Group, and supervising its affairs to ensure its success within a framework of acceptable risks and effective control and in compliance with the relevant laws, regulations, guidelines and directives in the territories in which it operates. It reviews management performance and ensures that the necessary financial and human resources are available to meet the Group's objectives. The Board is also responsible for succession planning, including appointing and fixing the remuneration of and, where appropriate, replacing senior management.

1.2 Board Composition and Balance

The Board comprises five non-executive directors, including the Chairman, and one executive director. Three of the five non-executive directors are independent which is higher than the minimum prescribed in the Code and the Listing Requirements.

The independent directors play a crucial role in providing unbiased views and impartiality to the Board's deliberation and decision making process. In addition, the non-executive directors, with their distinct and distinguished experience and expertise, ensure that matters and issues brought up to the Board are fully discussed and examined, taking into account the interest of all stakeholders in the Company.

The profiles of the members of the Board, as set out on Pages 12 to 13 of this Annual Report, demonstrates the complement of skills and experiences that the directors are able to bring to bear on issues of strategy, performance, control, resource allocation and integrity.

1.3 Division of Roles and Responsibilities of the Chairman and the Group Chief Executive Officer

There is a clear division of the roles and responsibilities between the non-executive Chairman and the Group Chief Executive Officer to ensure a balance of power and authority. The Chairman maintains responsibility over the Board's effectiveness and conduct whilst the Group Chief Executive Officer has overall responsibility over the operational and business units, organisational effectiveness and implementation of Board policies, directives, strategies, mandates and decisions. The segregation of roles and authorities between the Chairman and the Group Chief Executive Officer is stated in the Corporate Governance Guidelines adopted by the Board.

1.4 Appointments and Re-election of Directors

Appointments to the Board are made on recommendation of the Nomination and Corporate Governance Committee. There were no new directors appointed to the Board during the financial year ended 31 January 2005.

In accordance with the Company's Articles of Association:

- one-third of the directors are subject to re-election by rotation at every Annual General Meeting ("AGM") after the first AGM
- all directors will submit themselves for re-election at least once every three years

The re-election of directors provides shareholders an opportunity to reassess the composition of the Board.

1.5 Directors' Training

All directors undergo continuous education to acquaint themselves with the Group's businesses, management and operating environment. In addition, all directors have attended the mandatory accreditation programme prescribed by Bursa Securities. Directors are also required to attend continuing education programmes to update themselves and enhance their knowledge on legal, regulatory and corporate matters and developments. With the abolition of Practice Note 15/2003 on Director's Continuing Education Programme ("CEP") with effect from 1 January 2005, the Board will be responsible to evaluate and determine the training needs of its members on a continuous basis. As at 31 January 2005, all the directors of the Company have completed the Mandatory Accreditation Programme and attended the relevant seminars and training recognised under the CEP. The Company Secretary disseminates information on training and seminars to the directors from time to time and an appropriate budget is in place for directors' training.

The Group also organises regular management briefings to directors to keep them abreast of developments in the Group's businesses and operations. A report on financial performance is issued to the directors on a monthly basis.

1.6 Supply of Information

The Board has full and unrestricted access to information from the senior management team as well as the counsel and services of the Company Secretary to enable them to discharge their duties effectively. Comprehensive board papers, including reports on operational and financial performance as well as on corporate and business development, are circulated to directors in advance to ensure that they are fully apprised on key issues affecting the Group. The Board may also seek external independent professional advice at the Group's expense.

1.7 Board Meetings

The Board intends to meet every quarter and on other occasions, as and when necessary. The Board has held 5 meetings up to 31 January 2005, which were attended by all directors.

1.8 Board Committees

In order to ensure the effective discharge of its fiduciary duties, the Board has delegated specific responsibilities to the following four Board Committees. This is to allow members of the Board Committees the opportunity to deliberate and examine the issues within their terms of reference in greater detail and report to the Board. The terms of reference of each Board Committees have been approved by the Board and comply with the recommendations of the Code.

Audit Committee

The composition of the Audit Committee, its terms of reference and a summary of its activities are set out on Pages 59 to 61 of this Annual Report.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee comprises the following independent non-executive directors:

- Dato' Mohamed Khadar bin Merican – Chairman
- Bernard Anthony Cragg
- Kuok Khoon Ho

The Committee ensures that there is a transparent process for proposing nominees and is primarily responsible for recommending appointments to the Board and Board Committees. It determines the appropriate size, the balance and composition of the Board, taking into consideration the required mix of skills and experience and the inclusion of independent directors. In addition to its responsibility over the process for assessing the effectiveness of the Board and the respective Board Committees and the contribution of each director, the Committee also ensures that minority interests are fairly reflected on the Board.

The Committee bears responsibility over recommending to the Board, the form and content of the Corporate Governance Statement for inclusion in the Annual Report.

During the financial year ended 31 January 2005, the Committee held a meeting, which was attended by all members of the Committee.

Remuneration Committee
The Remuneration Committee comprises the following non-executive directors, the majority of whom are independent:

- Kuok Khoon Ho – Chairman
- Dato' Mohamed Khadar bin Merican
- Tan Poh Ching

The Committee is primarily responsible for recommending the policy and framework on directors' remuneration, including the terms and remuneration of the Executive Director, to the Board. The Committee is also responsible for recommending the process for evaluating the performance of executive and non-executive directors on a yearly basis as well as the incentive-compensation plans or equity-linked remuneration for directors and executive officers.

The Committee held a meeting during the financial year ended 31 January 2005, which was attended by all members.

Option Committee
The Option Committee comprises the following directors:

- Dato' Mohamed Khadar bin Merican – Chairman
- Tan Poh Ching
- Augustus Ralph Marshall

The Committee is primarily responsible for administering the Company's 2003 Employee Share Option Scheme ("ESOS") and 2003 Management Share Incentive Scheme ("MSIS") in accordance with the approved bye-laws and regulations, including selection of eligible employees, option offers and share allocations. It also reviews the guidelines and bye-laws relating to the schemes and advises the Board accordingly.

During the financial year ended 31 January 2005, the Committee held a meeting, which was attended by all its members.

1.9 Directors' Remuneration

The Board believes that remuneration should be sufficient to attract, retain and motivate directors of the necessary calibre, expertise and experience to ensure success for the Company. In line with this philosophy, remuneration for executive directors is tailored to align rewards to individual and corporate performance. For non-executive directors, the fees would be commensurate with the level of experience and responsibilities shouldered by the respective directors.

Remuneration procedures
The Remuneration Committee recommends the policy framework and is responsible for assessing all the components and terms of the compensation package for the Executive Director. The remuneration of the Executive Director consists of the following components:

(a) Basic salary
The basic salary for the Executive Director is recommended by the Remuneration Committee, taking into account the performance of the individual, the inflation price index and information from independent sources on the rates of salary for similar positions in a selected group of comparable companies.

(b) Bonus scheme
The Group operates a bonus scheme for all employees, including the Executive Director. The criteria for the scheme is dependent on the level of profits achieved from certain aspects of the Group's business activities as measured against targets, together with an assessment of performance during the period. Bonuses payable to the Executive Director is reviewed by the Remuneration Committee and approved by the Board.

(c) Benefits-in-kind
Other customary benefits (such as private medical cover, car, etc) are made available to the Executive Director.

(d) Pension arrangements
The Executive Director contributes to the Employees Provident Fund which is the Malaysian mandatory contribution plan.

(e) Service contract
The notice period for the termination of the Executive Director's service contract is twelve months on either side. The Executive Director shall retire from office at least once every three years but shall be eligible for re-election.

(f) Director's share options
Options to subscribe for ordinary shares of 10 pence each in the Company have been granted to eligible employees pursuant to the 2003 ESOS and 2003 MSIS. The movement in the Executive Director's share options during the financial year ended 31 January 2005 is set out on Page 176 of this Annual Report.

Remuneration for Non-Executive Directors is determined by the Board as a whole. Individual directors do not participate in determining their own remuneration package. The Board, based on the fixed sum as authorised by the Company's shareholders, determines fees payable to Non-Executive Directors. Non-Executive Directors are also entitled to meeting allowances and reimbursement of expenses incurred in the course of their duties as directors.

Details of the directors' remuneration for the financial year ended 31 January 2005 are as follows:

- **Aggregate Remuneration**

Remuneration	Executive (RM)	Non-Executive (RM)
Fees	—	782,521
Directors' salary, other remuneration and emoluments	2,128,024	246,002
Benefits-in-kind (based on an estimated monetary value)	7,117	7,500

- **Analysis of Remuneration**

Range of Remuneration	No. of Directors	
	Executive	Non-Executive
<RM50,000	—	—
RM100,001 - RM150,000	—	3
RM300,001 - RM350,000	—	1
RM350,001 - RM400,000	—	1
RM2,100,001 - RM2,150,000	1	—

2. SHAREHOLDERS AND INVESTORS

2.1 Communication with Shareholders

Corporate governance is about promoting accountability, transparency and fairness through open discourse. This Board is committed to providing investors accurate, useful and timely information about the Company, its business and its activities. The Company has, since its Initial Public Offering ("IPO") in October 2003, regularly communicated with shareholders and the investor community in conformity with, and often exceeding, disclosure requirements.

The Board believes that having clear consistent communication with investors encourages a better appreciation of the Company's business and activities, reduces share price volatility, and allows the Company's business and prospects to be evaluated properly.

The Board views the AGM as a key opportunity to engage in candid and sincere dialogue with shareholders. The Company will convene its second AGM on 20 July 2005 during which shareholders will have the opportunity to direct their questions to the Board. In addition, regular updates on the Company's performance and corporate developments are disseminated through the Annual Report, regular media releases, press conferences, announcements of the quarterly results, periodically supplemented by roadshows and investor conferences. The Company also maintains a website at www.astroplc.com to provide pertinent information on the Group.

The Company also maintains strict confidentiality and employs best efforts to ensure that no disclosure of material information is made on a selective basis to any individuals unless such information has previously been fully disclosed and announced to the relevant regulatory authorities.

The Board encourages other channels of communication with the shareholders. For this purpose, the Board has identified Dato' Mohamed Khadar bin Merican as the Senior Independent Director to whom queries or concerns regarding the Group may be conveyed. Dato' Mohamed Khadar bin Merican can be contacted via the following channels:

Post : ASTRO ALL ASIA NETWORKS plc
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Fax : (603) 9543-6877
E-mail : info@astroplc.com

Investors may also direct their queries to:

Amy Balan, Head of Investor Relations
Tel : (603) 9543-6688
Fax : (603) 9543-6877
E-mail : ir@astroplc.com

2.2 Investor Relations

Following the IPO in 2003, the Group embarked on an active investor relations programme to educate and engage the investor community. Senior management participated in several key investor conferences in the major capital markets of Asia, Europe and the United States, including Hong Kong, Singapore, London and New York. Teleconferences and briefing sessions were held every quarter to update the investment community on our operations and financial results. In addition, senior management provides further updates and obtains feedback from both local and foreign investors on a regular basis.

3. ACCOUNTABILITY AND AUDIT

3.1 Financial Reporting

The Board is responsible for presenting a clear, balanced and comprehensive assessment of the Group's financial position, performance and prospects each time it releases its quarterly and annual financial statements to its shareholders. The Board is responsible for ensuring that the financial statements give a true and fair view of the financial state of affairs of the Group.

The financial statements of the Group and Company are required to be prepared in compliance with the UK Companies Act, 1985 and applicable accounting standards in the UK. The Statement of Directors' Responsibilities is set out on Page 83 of this Annual Report.

3.2 Internal Control

The Statement on Internal Control provides an overview of the state of internal controls within the Group and is set out on Pages 62 and 63 of this Annual Report.

3.3 Relationship with the Auditors

The role of the Audit Committee in relation to both the internal and external auditors is described in the Audit Committee Report set out on Pages 59 to 61 of this Annual Report.

The Board of Directors is pleased to present the Report of the Audit Committee ("Committee") and its activities for the financial year under review.

1. AUDIT COMMITTEE MEMBERS AND MEETINGS

The members of the Committee, all of whom are independent non-executive directors are:

Bernard Anthony Cragg – Chairman

Dato' Mohamed Khadar bin Merican

Kuok Khoon Ho

The Committee is scheduled to meet at least four (4) times in each financial year. At least two (2) members must be present and the majority of the members present must be independent directors. The Company Secretary shall be the Secretary of the Committee.

During the financial year, the Committee conducted five (5) meetings which were attended by all members. The Group's external auditors and senior members of the Corporate Assurance Division (internal audit) as well as certain designated members of senior management also attended all the meetings on invitation of the Committee. The Committee also met with the external auditors and Corporate Assurance in two (2) separate private sessions respectively during the financial year.

2. SUMMARY OF ACTIVITIES

The Committee discharged its duties as set out below:

Financial Results

- Reviewed and recommended to the Board for approval, the quarterly and statutory financial results of the Company and its subsidiaries, including related announcements to ensure adherence to listing requirements, the relevant laws, regulations and applicable accounting standards as well as highlighted significant issues and any accounting judgments to the Board.

Corporate Assurance

- Reviewed the annual audit plan of Corporate Assurance to ensure adequate scope and coverage of the activities of the Group, including the risk-based methodology used to prioritise the review of the auditable areas, to ensure that all critical areas are addressed.
- Reviewed the resource requirements of Corporate Assurance to ensure it can perform effectively and efficiently.
- Reviewed the audit reports, audit recommendations, and management response to these recommendations and the implementation status. Where relevant, the Committee has directed action to be taken by management to rectify and improve the system of internal controls and procedures.
- Reviewed the effectiveness of Corporate Assurance.

External Audit

- Reviewed the external auditors' audit plan and discussed their audit approach in areas of emphasis.
- Reviewed the external auditors' report on the audit of the statutory financial statements and their review of the unaudited quarterly financial statements of the Group.
- Reviewed the independence, objectivity and effectiveness of the external auditors in meeting their responsibilities before recommending to the Board their reappointment and remuneration.
- Reviewed and adopted changes to the policy on the provision of non-audit services by the external auditors and considered the external auditors' provision of such services to ensure that their independence and objectivity is maintained.
- Met separately with the external auditors to ascertain the quality and reliability of the accounting function and to consider whether there were significant risk, internal controls or other concerns that should be brought to the attention of the Board.

Related Party Transactions

- Reviewed proposed related party transactions prior to recommending to the Board for approval, to ensure that the transactions are on ordinary commercial terms based on the Group's practices and policies and on arms' length, not on terms which are more favorable to the related party than is generally available to the public and that the transactions are not detrimental to the minority shareholders.
- Reviewed the procedures for securing the shareholders' mandate for Recurrent Related Party Transactions.
- Reviewed the quarterly report issued by Corporate Assurance to ascertain that the procedures established in the shareholders' mandate to monitor Recurrent Related Party Transactions are complied with.

Share Option Scheme

- In compliance with Appendix 9C, Paragraph 25 and in furtherance of the Committee's obligations under Chapter 8, Paragraph 8.21A of the Listing Requirements of Bursa Malaysia Securities Berhad, the Committee verified the allocation of options pursuant to the criteria set out in the 2003 Management Share Incentive Scheme and 2003 Employee Share Option Scheme for the financial year ended 31 January 2005.

Others

- Reviewed the adequacy of the charter of the Committee.
- Conducted an assessment of the Committee's effectiveness in meeting their responsibilities.
- Reviewed the adequacy of the Group's Code of Business Ethics, prior to recommendation to the Board for approval.

3. CORPORATE ASSURANCE

The Group has an internal audit function known as Corporate Assurance to assist the Committee to evaluate and improve the effectiveness of risk management, control and governance processes through a systematic and disciplined approach. The Head of Corporate Assurance has direct access to and independently reports to the Committee Chairman.

To achieve these aims, Corporate Assurance performs a variety of reviews such as financial, operational and information systems audits and other reviews to ensure that the Group's resources are efficiently and effectively utilised, its activities comply with the relevant laws and regulations, and that its interests in business transactions are protected and assets safeguarded. Corporate Assurance adopts a risk-based approach towards the planning and conduct of audits, which is consistent with the Group's established framework for designing, implementing and monitoring of its control systems.

Other than scheduled reviews, Corporate Assurance also undertakes special reviews such as governance enhancement, systems implementation controls as well as approval procedures for related party transactions.

4. TERMS OF REFERENCE OF THE AUDIT COMMITTEE

Function of the Audit Committee

The Committee assists the Board in fulfilling its responsibilities with respect to its oversight responsibilities. The Committee reviews and monitors the integrity of the Group's financial reporting process, its management of risk and system of internal control, its audit process as well as compliance with legal and regulatory matters, its own code of business conduct, and such other matters, that may be specifically delegated to the Committee by the Board from time to time.

Composition and Appointment

The Committee will consist of at least three (3) Board members, the majority of whom shall be independent directors. At least one member of the Committee shall meet any of the following required qualifications:

- be a member of the Malaysian Institute of Accountants; or
- have at least three (3) years' working experience and have fulfilled the specifications in Part I and Part II of the 1st Schedule of the Accountants Act 1967; or
- have a degree/masters/doctorate in accounting or finance and at least three (3) years' post qualification experience in accounting or finance; or

- have at least seven (7) years' experience as a chief financial officer of a corporation or having the function of being primarily responsible for the management of the financial affairs of a corporation.

All the current members of the Committee fulfill the above criteria.

The Board on the recommendation of the Nomination and Corporate Governance Committee shall appoint the members of the Committee. Each member of the Committee may serve for a period of up to 3 years, extendable by no more than 2 additional 3-year periods, so long as the members continue to be independent. The members of the Committee shall elect a Chairman from amongst their number who shall be an independent director.

Authority of the Committee

The Committee is duly authorised by the Board to:

- investigate any activities within its charter
- seek any information that it requires from any employee of the Group and to be provided with full and unrestricted access to such information
- maintain direct communication channels with the external and internal auditors
- obtain external legal or independent professional advice if necessary
- have access to the Group's resources, at the Group's expense
- convene meetings with the external auditors without the executive members of the Committee, if necessary
- recommend steps or proposed courses of action, where required, to the Board on matters arising from the discharge of the Committee's duties and responsibilities

Responsibilities of the Committee

The Committee is responsible for the following:

Financial Reporting and Compliance
Review the annual, interim and any other related formal financial statements and announcements of the Group prior to Board approval and public release for quality of disclosure, and compliance with accounting standards and legal requirements; review other matters relating to the accounting, auditing, financial reporting practices and procedures of the Group;

Related Party Transactions
Review any related party transactions entered into by the Group to ensure that the transactions have been conducted on the Group's normal commercial terms and that the internal control procedures relating to such transactions are sufficient.

Risk Management and Internal Control
Review the adequacy of the Group's internal operational processes to identify key organisational risks and the systems or processes in place to monitor and manage these risks; review the adequacy of the Group's internal controls, financial, auditing and accounting organisations and personnel and policies and compliance procedures with respect to business practices.

Internal Audit
Review the plan, scope of the internal audit function including the authority, impartiality, proficiency and adequacy of resources to carry out its function; review the results of its reports, findings and recommendations and action taken on its recommendations; review effectiveness and performance of audit staff and approve appointment or termination of senior staff.

External Audit
Nominate the firm to be retained as external auditors including the terms of engagement and remuneration; review the external auditors' provision of non-audit services, plans, scope of annual audit or other examinations including their annual audit report and accompanying reports to management and response or other reports of their reviews and assistance given by the Group's employees to the external auditors.

INTRODUCTION

The Board of Directors ("Board") is committed to maintaining a sound system of internal controls to safeguard shareholders' investments and the Group's assets.

The Board is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Listing Requirements of Bursa Malaysia Securities Berhad. The external auditors have reviewed this Statement as required by paragraph 15.24 of the Listing Requirements. Their review was performed in accordance with Recommended Practice Guide 5 ("RPG 5") issued by the Malaysian Institute of Accountants. Based on their review, the external auditors have reported to the Board that nothing has come to their attention that causes them to believe that this Statement is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of the internal control of the Group. RPG 5 does not require the external auditors to and they did not consider whether this Statement covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures.

1. BOARD RESPONSIBILITY

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity.

It should be noted, however, that the system of internal control is designed to manage rather than eliminate the risk of failure to achieve the Group's business objectives. In pursuing these objectives, this system can only provide reasonable, and not absolute, assurance against material misstatement or loss.

2. RISK MANAGEMENT

The Board recognises that risk management is an integral part of the Group's business operations and that the identification and management of risks will affect the achievement of the Group's business objectives. The Group has implemented an on-going process for identifying, evaluating, monitoring and managing the significant risks affecting the achievement of its business objectives and has taken into account the guidance of the Malaysian Code on Corporate Governance.

The key risk management initiatives undertaken include:

- The Business Continuity Planning Programme ("Programme") led by the Chief Operating Officer, which was initiated in 2002 provide assurance that risk management efforts in respect of critical business operations are addressed. The progress of the Programme is also regularly communicated to the Group Chief Executive Officer, and the Board via the Audit Committee. The objective of the Programme is to identify all activities and operations that are critical to sustaining business operations with the intent of ensuring that all associated operational risks are eliminated or minimised to their fullest extent.

  As part of the Programme, selected business continuity plans for the Malaysian and Hong Kong operations were tested in a crisis simulation exercise in 2004. Following the exercise, areas for improvements were identified and have been implemented accordingly. The Programme has also been initiated in the Philippines operations and will be expanded to include the Group's other key overseas businesses to ensure continuity of operations in the event of a disaster.

  In addition, stringent and robust maintenance schedules which encompass the updating of documentation, recovery plans and manuals have been initiated to ensure plans remain current, effective and practical. A quarterly report is also submitted to Management which highlights key achievements as well as opportunities for improvement to ensure sustainability of business.

  Efforts are also in place to establish a back-up facility in Cyberjaya, which is expected to be operational by the third quarter of 2005. The Cyberjaya facility is located approximately 20 km from All Asia Broadcast Centre, the Group's main operating address. Cyberjaya will cater initially for the broadcasting related systems of the Group's Pay-TV business in Malaysia and will be extended to other business support systems.

- There is effective monitoring and review on a continuing basis to ensure the integrity of controls. To this effect, the Board has identified the key performance indicators of the business and monthly reports are produced and reviewed on these key financial and operating statistics.

- An internal audit function (Corporate Assurance) which assists management with the testing and reviewing of the control environment. Assistance is provided by identifying significant organisational risks, assessing risks during the course of engagements, evaluating the controls to determine their effectiveness and efficiency and by developing recommendations for improvement.

The Board through the Group Chief Executive Officer, has active oversight over the above processes in the identification of the risks and control measures.

Plans have been initiated to formalise the existing risk management initiatives towards an Enterprise Risk Management Framework that would enable the Group to identify and assess financial, strategic and operational risks, and to develop integrated preventive, detective and contingency processes to mitigate risks. The Enterprise Risk Management framework will provide a structured process for identifying, evaluating, prioritising and measuring risks as well as defining risk responsibilities and escalation process.

3. CONTROL ENVIRONMENT

The Board is committed to maintaining a sound internal control structure to govern the manner in which the Group and its employees conduct themselves. The key elements of internal control are:

- The responsibilities of the Board and management are clearly defined in the organisation structure to ensure the effective discharge of the roles and responsibilities of the parties in overseeing the conduct of the Group's business. This includes the conduct of Management Committee meetings which are attended by senior management personnel at regular intervals.

- The Company has undertaken a review of the Limits of Authority of the Group and will proceed to implement the measures identified. Included in the Limits of Authority are the lines of authorities to the Board and management.

- Policies and procedures covering Finance, Human Resource and Information Systems processes have been established for major operating units within the Group. An on-going process to establish and implement group-wide standards is being undertaken in respect of the overseas operations. For accounting systems and financial processes, the Group Finance Manual has been developed and disseminated to the relevant parties for implementation.

- There is an annual detailed budgeting process for each area of business and for approval of the budget by the Board. A monitoring and reporting system which highlights significant variances against budgets and plans is in place to monitor performance, with key variances investigated and followed up by management.

- The Board receive and review monthly reports on key financial and operating statistics which it uses to monitor the progress towards the Group's performance targets.

- The Corporate Assurance function reports to the Audit Committee which has an active oversight on the independence, effectiveness, activities and resources of the function. The Corporate Assurance function performs reviews of the business processes to assess the effectiveness of the control environment and highlights significant risks as well as areas requiring improvement and monitors the implementation status of the recommendations made.

4. BOARD CONCLUSION

For the financial year under review, there were no significant internal control deficiencies or material weaknesses resulting in material losses or contingencies to the Group.

FINANCIAL INFORMATION

CONTENTS

ASTRO ALL ASIA NETWORKS plc ('the Company') was incorporated in England and Wales under the United Kingdom Companies Act, 1985 on 22 July 2003 and is registered as a foreign company in Malaysia under the Companies Act, 1965.

For the purpose of the Initial Public Offering ('IPO') of the Company's shares in 2003, the Group's historical results and financial position were reported in the Prospectus and Offering Circular using International Financial Reporting Standards ('IFRS') adopted by the International Accounting Standards Board ('IASB') and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. Since its listing, the Group has continued to prepare IFRS financial information for financial reporting purposes and Quarterly Reports to the Bursa Malaysia Securities Berhad.

In view of the IFRS financial information provided in the Prospectus and Quarterly Reports and for consistency and comparability of financial information, the Company has presented on pages 66 to 75, condensed and selected financial information prepared in accordance with the principles of IFRS ('Non-Statutory IFRS Financial Information') for the financial year ended 31 January 2005. The Non-Statutory IFRS Financial Information is unaudited and presented on a voluntary basis. The Company is not required by any statute to prepare a complete set of financial statements in accordance with IFRS.

The Company is required to prepare and present audited financial statements in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP'). The basis of preparation of the audited financial statements is disclosed in the Summary of Significant Accounting Policies contained in the UK GAAP audited financial statements.

A reconciliation of the consolidated net profit and net assets of the Group presented in accordance with the principles of IFRS to consolidated retained profit and net assets in the audited financial statements prepared under UK GAAP has been presented on page 76. This reconciliation together with the note on disclosures of significant differences between IFRS and UK GAAP should be read in conjunction with the UK GAAP audited financial statements for an understanding of the key accounting and disclosure differences in financial information presented in accordance with the principles of IFRS and UK GAAP.

CONSOLIDATED INCOME STATEMENT for the financial year ended 31 January 2005

		Group	
	Note	2005 RM'000	2004 RM'000
Revenue	2	**1,716,344**	1,418,771
Cost of sales		**(1,073,562)**	(996,328)
Gross profit		**642,782**	422,443
Other operating income			
– Gain on dispute settlements		**9,307**	24,015
– Other income		**6,241**	11,515
Marketing and distribution costs		**(152,265)**	(147,386)
Administrative expenses		**(206,816)**	(161,956)
Profit from operations	2	**299,249**	148,631
Finance costs (net)		**(82,455)**	(127,353)
(Loss)/profit from investment in associates		**(3,543)**	1,197
Profit from ordinary activities before taxation		**213,251**	22,475
Taxation		**(57,879)**	(10,258)
Profit from ordinary activities after taxation		**155,372**	12,217
Minority interests		**(3)**	(28)
Net profit		**155,369**	12,189
Earnings per share (in sen)	3		
– Basic		**8.10**	0.88
– Diluted		**8.07**	0.86

CONSOLIDATED BALANCE SHEET as at 31 January 2005

	Note	Group 2005 RM'000	Group 2004 RM'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment		**282,722**	339,011
Associates		**19,821**	22,630
Deferred tax assets		**548,326**	602,774
Film library and programme rights		**274,447**	280,402
Other intangible assets		**95,640**	58,093
Total non-current assets		**1,220,956**	1,302,910
CURRENT ASSETS			
Inventories		**38,968**	36,653
Receivables and prepayments		**414,094**	270,392
Tax recoverable		**9,441**	7,530
Deposits, cash and bank balances		**966,532**	1,740,255
Total current assets		**1,429,035**	2,054,830
CURRENT LIABILITIES			
Borrowings (interest bearing)		**30,753**	281,419
Payables		**534,751**	668,644
Provision for liabilities and charges		**—**	4,952
Tax liabilities		**788**	1,367
Total current liabilities		**566,292**	956,382
Net current assets		**862,743**	1,098,448
NON-CURRENT LIABILITIES			
Deferred tax liabilities		**15,963**	17,624
Borrowings (interest bearing)		**354,940**	949,388
Payables		**153,365**	39,701
Total non-current liabilities		**524,268**	1,006,713
Net assets		**1,559,431**	1,394,645

CONSOLIDATED BALANCE SHEET as at 31 January 2005 (Cont'd.)

		Group	
	Note	2005 RM'000	2004 RM'000
CAPITAL AND RESERVES			
Share capital		**1,192,173**	1,189,541
Share premium		**2,118,942**	2,108,102
Merger reserve		**518,446**	518,446
Exchange reserve		**(1,062)**	1,366
Hedging reserve		**(1,630)**	—
Accumulated losses		**(2,267,469)**	(2,422,838)
Total shareholders' equity		**1,559,400**	1,394,617
Minority interests		**31**	28
		1,559,431	1,394,645
Net tangible assets per share (RM)	4	**0.61**	0.54

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY for the financial year ended 31 January 2005

	Issued and fully paid ordinary shares of 10p each		Non-distributable						
	Number of shares '000	Nominal value RM'000	RCPS (equity component) RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Hedging reserve RM'000	Accumulated losses RM'000	Total RM'000
At 1 February 2003	1,185,549	724,429	17,230	—	518,446	(126)	—	(2,445,027)	(1,185,048)
Transfer to accumulated losses on redemption of A Series Redeemable Convertible Preference Shares ('RCPS')	—	—	(10,000)	—	—	—	—	10,000	—
Conversion of Series I RCPS	116,591	73,959	(7,230)	178,855	—	—	—	—	245,584
Conversion of Series II RCPS	108,219	68,649	—	326,351	—	—	—	—	395,000
Issuance of shares pursuant to Initial Public Offering ('IPO')	508,400	322,504	—	1,707,407	—	—	—	—	2,029,911
Shares issuance expenses	—	—	—	(104,511)	—	—	—	—	(104,511)
Currency translation differences	—	—	—	—	—	1,492	—	—	1,492
Net profit	—	—	—	—	—	—	—	12,189	12,189
At 31 January/ 1 February 2004	**1,918,759**	**1,189,541**	**—**	**2,108,102**	**518,446**	**1,366**	**—**	**(2,422,838)**	**1,394,617**
Issuance of shares pursuant to exercise of share options	**3,690**	**2,632**	**—**	**10,840**	**—**	**—**	**—**	**—**	**13,472**
Currency translation differences	**—**	**—**	**—**	**—**	**—**	**(2,428)**	**—**	**—**	**(2,428)**
Fair value loss on hedging instrument	**—**	**—**	**—**	**—**	**—**	**—**	**(1,630)**	**—**	**(1,630)**
Net profit	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**155,369**	**155,369**
At 31 January 2005	**1,922,449**	**1,192,173**	**—**	**2,118,942**	**518,446**	**(1,062)**	**(1,630)**	**(2,267,469)**	**1,559,400**

CONSOLIDATED CASH FLOW STATEMENT for the financial year ended 31 January 2005

	Group	
	2005	**2004**
	RM'000	**RM'000**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	**155,369**	12,189
Contra arrangements – revenue	**(4,364)**	(7,446)
Amortisation of film library and programme rights	**139,807**	90,686
Other intangible assets		
– Amortisation	**5,439**	6,501
– Loss on disposal	**—**	121
– Impairment	**439**	—
Property, plant and equipment		
– Depreciation	**73,209**	88,723
– Gain on disposal	**(675)**	(1,247)
– Impairment	**823**	22
Interest income	**(34,072)**	(18,775)
Interest expense	**82,902**	100,541
Interest on early redemption of Bonds	**23,345**	—
Accretion of RCPS yield	**—**	28,451
Taxation	**57,879**	10,258
Minority interests	**3**	28
Loss/(profit) from investment in associates	**3,543**	(1,197)
Unrealised foreign exchange (gains)/losses	**(2,646)**	338
	501,001	309,193
Changes in working capital:		
Film library and programme rights	**(123,756)**	(113,376)
Payment for remastering costs	**—**	(49,464)
Inventories	**(2,315)**	24,726
Receivables and prepayments	**(128,492)**	(47,965)
Payables	**(19,743)**	(18,104)
Provision for liabilities and charges	**(4,952)**	(57,216)
Cash generated from operations	**221,743**	47,794
Income tax paid	**(7,496)**	(562)
Interest received	**39,019**	13,388
Net cash flow from operating activities	**253,266**	60,620

CONSOLIDATED CASH FLOW STATEMENT for the financial year ended 31 January 2005 (Cont'd.)

	Group	
	2005	**2004**
	RM'000	**RM'000**
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of remaining 20% interest in a subsidiary	—	(445)
Investment in associates	**(834)**	(23,168)
Proceeds from disposal of other intangible assets	—	26
Proceeds from disposal of property, plant and equipment	**853**	1,691
Purchase of property, plant and equipment	**(31,447)**	(31,255)
Acquisition of other intangible assets	**(42,067)**	(11,038)
Net cash flow from investing activities	**(73,495)**	(64,189)
*Net cash flow from operating and investing activities**	***179,771***	*(3,569)*
CASH FLOWS FROM FINANCING ACTIVITIES		
Interest paid	**(54,461)**	(118,679)
Interest paid on early redemption of Bonds	**(23,345)**	—
Proceeds from borrowings	**252,236**	1,057,000
Debt transaction costs incurred	**(17,152)**	(34,632)
Receipts of corporate advances	—	33,309
Issuance of shares pursuant to IPO	—	1,925,400
Issuance of C Series RCPS	—	395,000
Issuance of shares pursuant to exercise share options	**13,472**	—
Repayment of finance lease liabilities	**(26,853)**	(24,412)
Repayment of borrowings	**(1,097,343)**	(736,370)
Repayment of corporate shareholder's advances	—	(158,050)
Repayment of corporate advances	—	(345,437)
Settlement of promissory notes and bills of exchange	—	(133,929)
Redemption of A Series RCPS (including premium on redemption)	—	(353,963)
Net cash flow from financing activities	**(953,446)**	1,505,237
Net effect of currency translation on cash and cash equivalents	**(48)**	(186)
Net (decrease)/increase in cash and cash equivalents	**(773,723)**	1,501,482
Cash and cash equivalents at beginning of financial year	**1,740,255**	238,773
Cash and cash equivalents at end of financial year	**966,532**	1,740,255

(*) Represents free cash flow.

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION for the financial year ended 31 January 2005

1 BASIS OF PREPARATION

The accounting policies used by the Group in the preparation of the Non-Statutory IFRS Financial Information comply with the principles of IFRS adopted by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

2 SEGMENT INFORMATION

(A) BUSINESS SEGMENTS

The description of the business segments of the Group is provided in Note 1 to the UK GAAP audited financial statements.

	Group	
	2005	**2004**
	RM'000	**RM'000**
REVENUE		
Multi channel television		
External revenue	**1,530,516**	1,265,598
Inter-segment revenue	**101**	—
Multi channel television revenue	**1,530,617**	1,265,598
Radio		
External revenue	**121,414**	103,706
Inter-segment revenue	**2,914**	4,328
Radio revenue	**124,328**	108,034
Library licensing and distribution		
External revenue	**38,763**	29,318
Inter-segment revenue	**8,835**	6,960
Library licensing and distribution revenue	**47,598**	36,278
Others		
External revenue	**25,651**	20,149
Inter-segment revenue	**94,986**	41,077
Others revenue	**120,637**	61,226
Total reportable segments	**1,823,180**	1,471,136
Eliminations	**(106,836)**	(52,365)
Total group revenue	**1,716,344**	1,418,771

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION for the financial year ended 31 January 2005 (Cont'd.)

2 SEGMENT INFORMATION (Cont'd.)

(A) BUSINESS SEGMENTS (Cont'd.)

	Group 2005 RM'000	Group 2004 RM'000
SEGMENT RESULTS		
Multi channel television	**263,228**	165,817
Radio	**200,527**	45,143
Library licensing and distribution	**(68,531)**	(54,773)
Others	**73,070**	16,241
Inter-segment eliminations	**(169,045)**	(23,797)
Profit from operations	**299,249**	148,631
TOTAL ASSETS		
Multi channel television	**588,081**	456,243
Radio	**64,448**	58,545
Library licensing and distribution	**292,448**	330,794
Others	**230,337**	209,361
Unallocated		
– Deposits with licensed banks and financial institutions	**916,910**	1,692,493
– Deferred tax assets	**548,326**	602,774
– Tax recoverable	**9,441**	7,530
	1,474,677	2,302,797
Total assets	**2,649,991**	3,357,740

(B) GEOGRAPHICAL SEGMENTS

	Group 2005 RM'000	Group 2004 RM'000
REVENUE		
Malaysia	**1,671,611**	1,372,934
Hong Kong	**644**	11,671
Others	**44,089**	34,166
Total group revenue	**1,716,344**	1,418,771

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION for the financial year ended 31 January 2005 (Cont'd.)

2 SEGMENT INFORMATION (Cont'd.)

(B) GEOGRAPHICAL SEGMENTS (Cont'd.)

	Group	
	2005	**2004**
	RM'000	**RM'000**
TOTAL ASSETS		
Malaysia	**828,528**	679,586
Hong Kong	**311,752**	353,375
Others	**35,034**	21,982
Unallocated	**1,474,677**	2,302,797
Total assets	**2,649,991**	3,357,740

3 EARNINGS PER SHARE

The basic and diluted earnings per share for the financial year are computed as follows:

	Group	
	2005	**2004**
BASIC EARNINGS PER SHARE		
Net profit (RM'000)	**155,369**	12,189
Weighted average number of ordinary shares ('000)	**1,919,257**	1,390,446
Basic earnings per share (sen)	**8.10**	0.88
DILUTED EARNINGS PER SHARE		
Net profit (RM'000)	**155,369**	12,189
Adjusted weighted average number of ordinary shares (refer to Note 10 to the UK GAAP audited financial statements) ('000)	**1,926,080**	1,411,354
Diluted earnings per share (sen)	**8.07**	0.86

NOTES TO THE NON-STATUTORY IFRS FINANCIAL INFORMATION for the financial year ended 31 January 2005 (Cont'd.)

4 NET TANGIBLE ASSETS PER SHARE

	Group	
	2005	**2004**
	RM'000	**RM'000**
Net assets	**1,559,431**	1,394,645
Less:		
– Other intangible assets	**(95,640)**	(58,093)
– Film library and programme rights	**(274,447)**	(280,402)
– Goodwill in associates	**(13,801)**	(17,727)
	1,175,543	1,038,423
Number of shares ('000)	**1,922,449**	1,918,759
Net tangible assets per share (RM/share)	**0.61**	0.54

The following is a reconciliation of consolidated net profit and net assets prepared in accordance with the principles of IFRS to the consolidated retained profit and net assets prepared under UK GAAP for the financial years ended 31 January 2005 and 31 January 2004.

		Group	
	Note	**2005 RM'000**	**2004 RM'000**
CONSOLIDATED INCOME STATEMENT			
IFRS consolidated net profit		**155,369**	12,189
Elimination of pre-acquisition net losses of subsidiaries acquired	(1)	**—**	33,986
Amortisation of goodwill	(2)	**(26,456)**	(22,299)
Share of profits/(losses) in associates	(3)	**1,182**	(227)
Equity compensation benefits	(4)	**(5,705)**	(9,170)
Accretion of RCPS yield	(5)	**—**	28,451
UK GAAP consolidated profit for the financial year		**124,390**	42,930
Non-equity appropriation	(5)	**—**	(28,451)
Equity appropriation (dividend proposed)	(6)	**(48,061)**	—
UK GAAP consolidated retained profit		**76,329**	14,479
CONSOLIDATED BALANCE SHEET			
IFRS consolidated net assets		**1,559,431**	1,394,645
Goodwill arising from the acquisition of subsidiaries	(1)	**343,161**	343,161
Amortisation of goodwill arising from acquisition of subsidiaries	(2)	**(102,848)**	(76,392)
Share of net liabilities in associates	(3)	**(2,668)**	(3,743)
Dividend payable	(6)	**(48,061)**	—
Fair value loss on hedging instrument	(7)	**1,630**	—
UK GAAP consolidated net assets		**1,750,645**	1,657,671

The significant differences in accounting policies and presentation are as follows:

(1) The Group acquired the entire issued and paid up share capital of Radio Advertising and Programming Systems Sdn. Bhd. ('RAPS') on 27 March 2000 and Celestial Pictures Limited ('CPL') and Philippine Animation N.V. ('PANV') on 20 August 2003. As IFRS does not specify the accounting for business combinations of enterprises under common control, the Group has elected to apply the principles of uniting of interests (merger method of accounting) in the consolidation of the consolidated financial statements of RAPS, CPL and PANV under IFRS. Under the principles of uniting of interests, there is no goodwill arising on consolidation.

However, as the acquisition of RAPS, CPL and PANV did not meet certain requirements under UK GAAP for merger method of accounting, these business combinations were accounted for using purchase method of accounting. Under purchase method of accounting, goodwill arises on the difference between the cost of acquisition and the fair value of the attributable net assets of the subsidiaries acquired. Accordingly, the consolidated income statement and net assets of the Group are adjusted to reflect the effects of the business combination (using purchase method of accounting) of RAPS, CPL and PANV.

(2) Goodwill arising on consolidation using purchase method of accounting under UK GAAP for acquisition of subsidiaries is amortised over their estimated useful lives, during which the future economic benefits of the goodwill are expected to flow to the Group. There is no goodwill arising on consolidation using the principles of uniting of interests (merger method of accounting) for business combinations under IFRS.

(3) Under UK GAAP, post-acquisition losses of associates are recognised in the profit and loss account based on the Group's share of interest in the associates. Where the interest in an associate is in net liabilities position, the amount recorded is shown as other provisions.

Under IFRS, recognition of further post-acquisition losses is discontinued when the Group's share of losses exceeds the carrying amount of investment in the associates, unless the Group has incurred obligations to satisfy obligations of the associate that the Group has guaranteed or otherwise committed.

(4) Under UK GAAP, the cost of equity compensation benefits must be recognised in the profit and loss account. IFRS do not currently require accounting for equity compensation benefits.

(5) Under UK GAAP, RCPS instruments are classified as part of non-equity shareholders' funds. The difference between net proceeds of the RCPS and the redemption value is recognised as a non-equity appropriation in the profit and loss account using the effective yield method over the period in which the RCPS are outstanding. The non-equity appropriation is deducted against the profit and loss account in the balance sheet.

Under IFRS, the liability and equity components of the RCPS are classified separately in accordance with the substance of the RCPS issued. On issue of RCPS that contain a liability and an equity component, the fair value of the liability component is determined using a market interest rate for an equivalent financial instrument; this amount is carried as liability on the amortised costs basis until extinguished on conversion or maturity of the instrument. The remainder of the net proceeds is allocated to the conversion option which is recognised and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods. The difference between the liability component of RCPS and the redemption value is recognised as part of finance costs in the income statement using the effective yield method over the period in which the RCPS are outstanding and is included in the carrying amount of the liability component in the balance sheet.

(6) Under UK GAAP, dividends proposed or declared after the balance sheet date are treated as adjusting events and provided for. Under IFRS, dividends declared after balance sheet date should not be recognised as a liability at the balance sheet date.

(7) Under IFRS, gains or losses on hedging instruments that are determined to be effective are recognised directly in equity. UK GAAP do not require accounting for hedging instruments.

(8) Under UK GAAP, deferred tax assets are classified as current assets and deferred tax liabilities are classified as provisions. Under IFRS, deferred tax assets are classified as non-current assets and deferred tax liabilities are classified as non-current liabilities.

(9) The carrying amount of computer software is classified as tangible fixed assets and other intangible assets under UK GAAP and IFRS, respectively.

(10) Under UK GAAP, the presentation of the primary financial statements differs from that required under IFRS, in particular the income statement and cash flow statement presentation. The Reconciliation of Movements in Shareholders' Funds under UK GAAP is presented as Statement of Changes in Shareholders' Equity under IFRS.

DIRECTORS' REPORT AND AUDITED STATUTORY FINANCIAL STATEMENTS

CONTENTS

The Directors present their report to the members together with the audited financial statements of the Company for the financial year ended 31 January 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Company are that of an investment holding company and the provision of management services. The principal activities of its subsidiaries are disclosed in Note 16 to the financial statements. There was no significant change in the nature of these activities during the financial year.

REVIEW OF RESULTS

	Group	
	2005	**2004**
	RM'000	**RM'000**
Retained profit for the financial year	**76,329**	14,479

A review of the results of the Group for the financial year and its position as at 31 January 2005 and an indication of future developments is included in the Letter from the Chairman and the Operating and Financial Review sections of the Annual Report.

DIVIDENDS

There were no dividends paid during the financial year. The Directors recommend a first and final tax-exempt dividend payment of 2.5 sen per share amounting to RM48,061,000 for the financial year ended 31 January 2005 subject to the approval of shareholders at the forthcoming Annual General Meeting. The tax-exempt dividends will be paid on a date to be determined.

RESERVES AND PROVISIONS

All material transfers to or from reserves or provisions are presented in the financial statements.

SHARE CAPITAL

Details of movements in share capital are disclosed in Note 24 to the financial statements.

DIRECTORS

The Directors who have held office during the period since the date of the last report are:

Dato' Haji Badri bin Haji Masri
Tan Poh Ching
Augustus Ralph Marshall
Dato' Mohamed Khadar bin Merican
Kuok Khoon Ho
Bernard Anthony Cragg

In accordance with Article 84 of the Company's Articles of Association, Dato' Haji Badri bin Haji Masri and Tan Poh Ching will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment.

DIRECTORS' INTERESTS IN SHARES

Called up share capital

The details of holdings in the shares of the Company by the Directors in office as at 31 January 2005 were as follows:

	Number of ordinary shares of 10p each			
	As at 1.2.2004	**Acquired**	**Disposed**	**As at 31.1.2005**
Direct interest				
Dato' Haji Badri bin Haji Masri	500,000	—	(500,000)	—
Tan Poh Ching	500,000	—	—	500,000(1)
Augustus Ralph Marshall	1,000,000	—	—	1,000,000(1)
Dato' Mohamed Khadar bin Merican	250,000	—	—	250,000
Kuok Khoon Ho	250,000	—	—	250,000
Bernard Anthony Cragg	—	—	—	—
Indirect interest				
Dato' Haji Badri bin Haji Masri	177,446,535(2)	500,000(3)	—	177,946,535
Kuok Khoon Ho	14,000	—	—	14,000(4)

All the shares held by these Directors are the ordinary shares of the Company.

(1) Held through a nominee.

(2) Deemed to have an interest in the aforesaid shares of the Company by virtue of his 25% direct equity interest in Harapan Terus Sdn. Bhd. ('HTSB'). HTSB is deemed to have an interest in all the shares in which Berkat Nusantara Sdn. Bhd. ('BNSB'), Nusantara Cempaka Sdn. Bhd. ('NCSB'), Nusantara Delima Sdn. Bhd. ('NDSB'), Mujur Nusantara Sdn. Bhd. ('MNSB'), Gerak Nusantara Sdn. Bhd. ('GNSB') and Sanjung Nusantara Sdn. Bhd. ('SNSB') have an interest by virtue of HTSB being entitled to control the exercise of 100% of the votes attaching to the voting shares in the immediate holding companies of BNSB, NCSB, NDSB, MNSB, GNSB and SNSB viz Nusantara Barat Sdn. Bhd., Nusantara Kembang Sdn. Bhd., Prisma Mutiara Sdn. Bhd., Nada Nusantara Sdn. Bhd., Cermat Delima Sdn. Bhd. and Cermat Deras Sdn. Bhd. respectively. BNSB, NCSB, NDSB, MNSB, GNSB and SNSB collectively hold 177,446,535 shares representing 9.23% of the share capital of the Company under discretionary trusts for Bumiputra objects. However, they do not have any economic interest over these shares as such interest is held subject to the terms of the discretionary trust for Bumiputra objects.

DIRECTORS' INTERESTS IN SHARES (Cont'd.)

(3) Deemed to have an interest over 500,000 shares held by Ratna Pelangi Sdn. Bhd. ('RPSB') by virtue of his 99% direct equity interest in RPSB.

(4) Indirectly held through Kuok Brothers Sdn. Bhd., a company in which the Director and persons connected to the Director control not less than 15% of its voting shares.

2003 Employee Share Option Scheme ('ESOS') and 2003 Management Share Incentive Scheme ('MSIS')

Details of options over ordinary shares of the Company held by a Director of the Company are set out below:

	Number of options over ordinary shares of 10p each		
	As at 1.2.2004	**Granted**	**As at 31.1.2005**
ESOS			
Augustus Ralph Marshall	1,000,000	498,800	1,498,800
MSIS			
Augustus Ralph Marshall	1,500,000	—	1,500,000

The principal features of ESOS and MSIS are summarised in Note 24 to the financial statements.

Other than as disclosed above, according to the register of Directors' shareholdings, the Directors in office at the end of the financial year did not hold any interest in shares and options over ordinary shares in the Company or shares and options over ordinary shares of its related corporations during the financial year.

POLICY AND PRACTICE ON PAYMENT OF CREDITORS

As an investment holding company and management services provider, the Company does not have any trading relationships with suppliers. However, its operating subsidiaries pay their suppliers in accordance with the relevant contractual and legal obligations, provided the terms and conditions are met by the suppliers.

The credit terms are disclosed in Note 22 to the financial statements.

SIGNIFICANT POST BALANCE SHEET EVENTS

Details of significant post balance sheet events are disclosed in Note 36 to the financial statements.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')

The Group's and the Company's financial statements are prepared in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP'). Since its listing, the Group has prepared IFRS financial information for financial reporting purposes and Quarterly Reports to the Bursa Malaysia Securities Berhad and will prepare the financial statements for the financial year ending 31 January 2006 under IFRS.

AUDITORS

The Auditors, PricewaterhouseCoopers LLP have expressed their willingness to continue in office. A resolution for their re-appointment as Auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Approved by the Board of Directors on 26 May 2005 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Kuala Lumpur

STATEMENT OF DIRECTORS' RESPONSIBILITIES

for preparing the financial statements

The following statement, which should be read in conjunction with the Independent Auditors' Report set out on page 84, is made with a view to distinguish for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the financial statements.

The Directors are required by the United Kingdom Companies Act, 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit and loss of the Group for that financial year.

The Directors confirm that, in preparing the financial statements on pages 85 to 158, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring the Company and the Group keep proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act, 1985.

The Directors have responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and of the Group and to take reasonable steps to prevent and detect fraud and other irregularities.

The Directors are also required under the United Kingdom Companies Act, 1985 to prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors believe that it is appropriate for the financial statements to be prepared on the going concern basis.

The Directors, having prepared the financial statements, have requested the Auditors to take whatever steps and undertake whatever inspections they consider appropriate for the purpose of enabling them to give their audit report.

A copy of the financial statements is placed on the Group's website. The maintenance and integrity of the Group's website is the responsibility of the Directors. The work carried out by the Auditors does not involve consideration of these matters, and accordingly, the Auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website. Legislation in the United Kingdom governing the preparation and documentation of financial statements may differ from other legislation in other jurisdictions. This legal uncertainty is compounded because information published on the market is accessible in many countries with different legal requirements relating to the preparation and dissemination of financial statements.

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the note of historical cost profits and losses, the reconciliation of movements in group shareholders' funds and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of significant accounting policies.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with the applicable United Kingdom laws and accounting standards are set out in the Statement of Directors' Responsibilities for preparing the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and the United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members, as a body, in accordance with Section 235 of the United Kingdom Companies Act, 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the United Kingdom Companies Act, 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the Letter from the Chairman, the Operating and Financial Review, the Corporate Governance statement, the Audit Committee Report, the Internal Control statement and the Non-Statutory IFRS Financial Information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with the auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion:

(a) the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 January 2005 and of the profit and cash flows of the Group for the financial year then ended; and

(b) the financial statements have been properly prepared in accordance with the United Kingdom Companies Act, 1985.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors
London

26 May 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the financial year ended 31 January 2005

	Note	2005 RM'000	2004 RM'000
TURNOVER	1		
– Continuing operations		**1,716,344**	1,380,468
– Acquisitions – Celestial Pictures Limited and its subsidiaries ('Celestial')		**—**	17,196
– Others		**—**	5,277
		1,716,344	1,402,941
Cost of sales	2	**(1,073,562)**	(976,052)
GROSS PROFIT	2	**642,782**	426,889
Other operating income (including gain on dispute settlements of RM9,307,000 (2004: RM24,015,000))	2, 3	**15,548**	35,495
Marketing and distribution costs	2	**(152,265)**	(136,920)
Administrative expenses	2	**(238,977)**	(176,134)
OPERATING PROFIT	1, 4		
– Continuing operations		**267,088**	175,961
– Acquisitions – Celestial		**—**	(26,187)
– Others		**—**	(444)
		267,088	149,330
SHARE OF OPERATING (LOSS)/PROFIT FROM INVESTMENT IN ASSOCIATES			
– Share of operating profit before tax		**1,703**	305
– Amortisation of goodwill		**(4,095)**	(2,979)
– Reversal of impairment loss		**31**	3,644
		(2,361)	970
Net interest expense	7	**(82,455)**	(97,084)
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION		**182,272**	53,216
Taxation	8	**(57,879)**	(10,258)
PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION		**124,393**	42,958
Equity minority interests		**(3)**	(28)
PROFIT FOR THE FINANCIAL YEAR		**124,390**	42,930
Non-equity appropriation	9	**—**	(28,451)
Equity appropriation (dividend proposed)	9	**(48,061)**	—
RETAINED PROFIT FOR THE FINANCIAL YEAR		**76,329**	14,479
Earnings per share (in sen)	10		
– Basic		**6.5**	1.0
– Diluted		**6.5**	1.0

All operations are continuing during the financial years ended 31 January 2005 and 31 January 2004.

The accompanying notes on pages 94 to 158 form part of these financial statements.

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES
for the financial year ended 31 January 2005

	2005 RM'000	2004 RM'000
Profit for the financial year	**124,390**	42,930
Exchange adjustments offset in reserves	**(2,535)**	1,777
Total recognised gains for the financial year	**121,855**	44,707

NOTE OF GROUP HISTORICAL COST PROFITS AND LOSSES
for the financial year ended 31 January 2005

There are no material differences between the reported profit and the historical cost profit from ordinary activities before and after taxation for the financial years ended 31 January 2005 and 31 January 2004.

The accompanying notes on pages 94 to 158 form part of these financial statements.

CONSOLIDATED BALANCE SHEET
as at 31 January 2005

	Note	2005 RM'000	2004 RM'000
FIXED ASSETS			
Intangible assets			
Film library and programme rights	12	**274,447**	280,402
Goodwill	13	**240,610**	267,155
Other intangible assets	14	**33,994**	47,117
		549,051	594,674
Tangible fixed assets	15	**344,071**	349,601
Investment in associates	17		
– Share of net assets		**6,020**	4,903
– Goodwill on acquisition		**13,801**	17,727
		19,821	22,630
		912,943	966,905
CURRENT ASSETS			
Stocks	18	**38,968**	36,653
Debtors – amounts falling due within one year	19	**413,756**	270,392
Deferred tax assets	20	**548,326**	602,774
Tax recoverable		**9,441**	7,530
Deposits, cash and bank balances		**966,532**	1,740,255
		1,977,023	2,657,604
CREDITORS (amounts falling due within one year)			
Borrowings (interest bearing)	21	**30,753**	281,419
Creditors	22	**532,783**	668,644
Dividend payable		**48,061**	—
Tax liabilities		**788**	1,367
		612,385	951,430

	Note	2005 RM'000	2004 RM'000
NET CURRENT ASSETS		**1,364,638**	1,706,174
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,277,581**	2,673,079
CREDITORS (amounts falling due after more than one year)			
Borrowings (interest bearing)	21	**354,940**	949,388
Creditors	22	**153,365**	39,701
		508,305	989,089
PROVISIONS FOR LIABILITIES AND CHARGES	23	**18,631**	26,319
NET ASSETS		**1,750,645**	1,657,671
CAPITAL AND RESERVES			
Called up share capital	24	**1,192,173**	1,189,541
Share premium	25	**2,120,455**	2,108,102
Merger reserve	26	**727,170**	727,170
Exchange reserve		**(812)**	1,723
Other reserve	27	**13,362**	9,170
Profit and loss account		**(2,301,734)**	(2,378,063)
Total shareholders' funds (equity interest)		**1,750,614**	1,657,643
EQUITY MINORITY INTERESTS		**31**	28
CAPITAL EMPLOYED		**1,750,645**	1,657,671

The accompanying notes on pages 94 to 158 form part of these financial statements.

Approved by the Board of Directors on 26 May 2005 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

COMPANY BALANCE SHEET
as at 31 January 2005

	Note	2005 RM'000	2004 RM'000
FIXED ASSETS			
Tangible fixed assets	15	**322**	—
Investments			
Shares in subsidiaries	16	**7,884,613**	1,376,860
Advances to subsidiaries	16	**558,549**	403,398
		8,443,162	1,780,258
		8,443,484	1,780,258
CURRENT ASSETS			
Debtors – amounts falling due within one year	19	**994,381**	954,408
Tax recoverable		**1,897**	—
Deposits, cash and bank balances		**367,914**	1,319,836
		1,364,192	2,274,244
CREDITORS (amounts falling due within one year)			
Creditors	22	**6,411,150**	309,718
Dividend payable		**48,061**	—
		6,459,211	309,718
NET CURRENT (LIABILITIES)/ASSETS		**(5,095,019)**	1,964,526
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,348,465**	3,744,784
CREDITORS (amounts falling due after more than one year)			
Borrowings (interest bearing)	21	**—**	434,678
		—	434,678
PROVISIONS FOR LIABILITIES AND CHARGES	23	**15,913**	4,700
NET ASSETS		**3,332,552**	3,305,406

	Note	2005 RM'000	2004 RM'000
CAPITAL AND RESERVES			
Called up share capital	24	**1,192,173**	1,189,541
Share premium	25	**2,120,455**	2,108,102
Other reserve	27	**13,362**	9,170
Profit and loss account		**6,562**	(1,407)
Total shareholders' funds (equity interest)		**3,332,552**	3,305,406

The accompanying notes on pages 94 to 158 form part of these financial statements.

Approved by the Board of Directors on 26 May 2005 and signed on its behalf by

DATO' HAJI BADRI BIN HAJI MASRI
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

for the financial year ended 31 January 2005

	Called up share capital	Non-distributable					
	Nominal value RM'000	Share premium RM'000	Merger reserve RM'000	Exchange reserve RM'000	Other reserve RM'000	Profit and loss account RM'000	Total RM'000
At 1 February 2003	729,329	485,100	727,170	(54)	—	(2,304,217)	(362,672)
Exchange of B Series Redeemable Convertible Preference Shares ('RCPS') with Series I RCPS	1,246	(1,246)	—	—	—	—	—
Allotment of C Series RCPS and subsequent exchange with Series II RCPS	6,352	388,648	—	—	—	—	395,000
Redemption of A Series RCPS	(2,850)	(282,150)	—	—	—	(68,962)	(353,962)
Allotment of Redeemable Preference Shares ('RPS')	299	—	—	—	—	—	299
Redemption of RPS	(299)	—	—	—	—	—	(299)
Conversion of Series I RCPS to 116,590,707 ordinary shares of 10p each	70,663	(22,849)	—	—	—	(47,814)	—
Conversion of Series II RCPS to 108,219,178 ordinary shares of 10p each	62,297	(62,297)	—	—	—	—	—
Allotment of shares pursuant to Initial Public Offering ('IPO')	322,504	1,707,407	—	—	—	—	2,029,911
Shares allotment expenses	—	(104,511)	—	—	—	—	(104,511)
Currency translation differences	—	—	—	1,777	—	—	1,777
Recognition of equity compensation benefits	—	—	—	—	9,170	—	9,170
Profit for the financial year	—	—	—	—	—	42,930	42,930
At 31 January/1 February 2004	**1,189,541**	**2,108,102**	**727,170**	**1,723**	**9,170**	**(2,378,063)**	**1,657,643**
Currency translation differences	**—**	**—**	**—**	**(2,535)**	**—**	**—**	**(2,535)**
Allotment of shares pursuant to exercise of share options	**2,632**	**10,840**	**—**	**—**	**—**	**—**	**13,472**
Transfer to share premium on exercise of share options	**—**	**1,513**	**—**	**—**	**(1,513)**	**—**	**—**
Recognition of equity compensation benefits	**—**	**—**	**—**	**—**	**5,705**	**—**	**5,705**
Equity appropriation (dividend proposed)	**—**	**—**	**—**	**—**	**—**	**(48,061)**	**(48,061)**
Profit for the financial year	**—**	**—**	**—**	**—**	**—**	**124,390**	**124,390**
At 31 January 2005	**1,192,173**	**2,120,455**	**727,170**	**(812)**	**13,362**	**(2,301,734)**	**1,750,614**

The accompanying notes on pages 94 to 158 form part of these financial statements.

		Group	
	Note	2005 RM'000	2004 RM'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	28	**229,998**	162,382
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:			
Interest received		**39,019**	13,376
Interest paid		**(44,285)**	(106,062)
Interest paid on early redemption of Bonds		**(23,345)**	—
Issue costs of borrowings		**(17,152)**	(34,632)
Interest element of finance lease payments		**(10,176)**	(12,617)
Debt service and other finance cost paid		**(8,255)**	(20,900)
Premium on redemption of A Series RCPS		—	(68,963)
Net cash outflow from returns on investments and servicing of finance		**(64,194)**	(229,798)
TAXATION PAID		**(7,496)**	(562)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT			
Acquisition of management rights		—	(2,750)
Purchase of tangible fixed assets		**(73,514)**	(36,836)
Disposal of tangible fixed assets		**853**	1,717
Net cash outflow from capital expenditure and financial investment		**(72,661)**	(37,869)
ACQUISITIONS			
Purchase of subsidiaries	30	—	(51,883)
Investment in associates		**(834)**	(23,168)
Net cash outflow from acquisitions		**(834)**	(75,051)
Net cash inflow/(outflow) before use of liquid resources and financing		**84,813**	(180,898)

	Note	Group 2005 RM'000	Group 2004 RM'000
MANAGEMENT OF LIQUID RESOURCES			
Decrease/(increase) in funds placed in deposits with banks and financial institutions		**182,796**	(153,520)
FINANCING			
Allotment of shares pursuant to exercise of share options		**13,472**	—
Allotment of subscriber shares on incorporation		**—**	*
Allotment of shares pursuant to IPO		**—**	1,925,400
Allotment of C Series RCPS		**—**	395,000
Proceeds from borrowings		**252,236**	1,057,000
Capital element of finance lease payments		**(26,853)**	(24,412)
Repayment of borrowings		**(1,097,343)**	(736,370)
Repayment of corporate shareholder's advances		**—**	(158,050)
Repayment of corporate advances		**—**	(345,437)
Settlement of promissory notes and bills of exchange		**—**	(133,929)
Redemption of A Series RCPS		**—**	(285,000)
Net cash (outflow)/inflow from financing		**(858,488)**	1,694,202
(Decrease)/increase in net cash		**(590,879)**	1,359,784
RECONCILIATION TO NET CASH			
Net cash/(debt) at beginning of financial year		**509,448**	(870,971)
(Decrease)/increase in net cash		**(590,879)**	1,359,784
Movement in deposits		**(182,796)**	153,520
Movement in borrowings		**845,114**	(132,678)
Exchange adjustments		**(48)**	(207)
Net cash at end of financial year	31	**580,839**	509,448

* The proceeds from allotment of subscriber shares on incorporation is RM12.

The accompanying notes on pages 94 to 158 form part of these financial statements.

GENERAL INFORMATION

The Company is incorporated in England and Wales under the United Kingdom Companies Act, 1985 and is registered as a foreign company in Malaysia under the Companies Act, 1965 and has a tax resident status in Malaysia.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A BASIS OF PREPARATION

The financial statements have been prepared under the historical cost convention, except where otherwise stated in the accounting policies below, in accordance with the United Kingdom Companies Act, 1985 and applicable accounting standards in the United Kingdom ('UK GAAP').

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results ultimately may differ from those estimates.

B GROUP ACCOUNTING

Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Under the purchase method of accounting, the cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the attributable net assets of the subsidiary acquired is recorded as goodwill. Refer to Note F for the accounting policy on goodwill.

Under the merger method of accounting, the financial position and performance of the Group have been presented as if the business combination had been in effect from the beginning of the earliest period presented. Under the merger method of accounting, the cost of an acquisition is measured at the nominal value of shares allotted plus fair value of all other considerations. The difference between the cost of acquisition of the investment in these subsidiaries over the value of the share capital (including share premium) acquired is taken to the merger reserve.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered.

B GROUP ACCOUNTING (Cont'd.)

Subsidiaries (Cont'd.)

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the invested entities. A debit balance of minority interest is recognised to the extent that the Group does not have a commercial or legal obligation in respect of the losses attributable to the minority interest.

Associates

Investment in associates are accounted for using the equity method of accounting. Under this method, the Group's share of the post-acquisition profits or losses of associates is recognised in the profit and loss account and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence over their operating and financial policies, but over which it does not have control.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred.

The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. Where the interest in an associate is in a net liabilities position, the amount recorded is shown as other provisions.

C INVESTMENTS

Investment in subsidiaries and associates are shown at cost. Where impairment exists, the carrying amount of the investment is written down immediately to its recoverable amount.

D FOREIGN CURRENCY TRANSLATION

Transactions and balances

Foreign currency transactions are translated into Ringgit Malaysia ('RM'), using the exchange rates prevailing at the dates of the transactions. Monetary assets, liabilities and commitments denominated in foreign currencies at year end are reported at the rates of exchange prevailing at the year end. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account.

Foreign subsidiaries

Profit and loss accounts and cash flows of foreign subsidiaries are translated into RM at average exchange rates for the financial year and their balance sheets are translated at the exchange rates ruling at financial year end. Differences on exchange arising from the translation of opening net assets of foreign subsidiaries denominated in foreign currency are taken to exchange reserve together with the differences between the profit and loss account translated at average exchange rates for the financial year and exchange rates ruling at the financial year end. Other exchange differences are taken to the profit and loss account when they arise.

E TANGIBLE FIXED ASSETS

Tangible fixed assets are stated at historical cost less accumulated depreciation. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives. No depreciation is calculated on assets under construction until the assets are completed and are ready for their intended use. Leased assets capitalised are depreciated over their estimated useful lives or lease period, whichever is shorter. The estimated useful lives of the assets are as follows:

Buildings	40 years
Satellite transponders	11.5 years
Equipment, fixtures and fittings	4 – 10 years
Computer software	3 – 10 years
Broadcast and transmission equipment	3 – 10 years

Interest costs on borrowings to finance the construction of tangible fixed assets are capitalised during the period that is required to complete and prepare the asset for its intended use.

F INTANGIBLE ASSETS

Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary/associate over the fair value of the Group's share of the attributable net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investment in associates.

Goodwill is capitalised and amortised through the profit and loss account using the straight-line method over its estimated useful life. The Group determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies. Goodwill arising on the acquisitions of subsidiaries or associates are amortised over their estimated useful lives up to 20 years.

Other intangible assets

Other intangible assets representing purchased legal rights are capitalised, where fair value can be reliably measured. The costs of other intangible assets are amortised on a straight-line basis over the estimated useful economic lives of the assets.

G IMPAIRMENT OF TANGIBLE FIXED ASSETS, INTANGIBLE ASSETS AND INVESTMENTS

Tangible fixed assets and other assets, including investments in subsidiaries and associates, film library and programme rights, goodwill and other intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

H LEASES

Finance leases

Leases of tangible fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a periodic constant rate of interest over the lease period. The corresponding rental obligations, net of finance charges, are included as liabilities.

The tangible fixed assets acquired under finance leases are depreciated over the shorter of the estimated useful lives of the assets or the lease terms.

Operating leases

Leases where a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit and loss account on a straight-line basis over the period of the leases.

I FILM LIBRARY AND PROGRAMME RIGHTS

Film library

The Group's film library comprises acquired films and films produced for the Group with the primary intention to exploit the library through release and licensing of such films as part of the Group's long-term operations. The library is stated at cost less accumulated amortisation.

Amortisation of the film library is on an individual title basis, based on the proportion of the actual income earned during the period against the estimated ultimate revenue expected to be earned over the revenue period, not exceeding five years, commencing from the date when revenue is first generated. Estimated ultimate revenue expected to be earned is reviewed periodically and additional impairment losses are recognised if appropriate. Amortisation is included in cost of sales.

Programme rights

The programme rights comprise rights licensed from third parties and programmes produced for the Group and production in progress with the primary intention to broadcast in the normal course of the Group's operating cycle. The rights are stated at cost less accumulated amortisation.

The Group amortises programme rights based on an accelerated basis over the license period or estimated useful life if shorter, from the date of first transmission, to match the costs of consumption with the estimated benefits to be received. Amortisation is included in cost of sales. The amortisation period is no more than five years.

The cost of programme rights for sports, current affairs, variety and light entertainment is fully amortised on the date of first transmission.

J TURNAROUND CHANNEL TRANSMISSION RIGHTS

The cost of turnaround channels (programme provider fees), where the Group has immediate transmission rights is expensed as incurred.

K STOCKS

Stocks principally comprise set-top boxes and consumable items and are stated at the lower of cost and net realisable value. Cost is determined based on the weighted average cost method. Net realisable value of the set-top boxes reflects the value to the business of the set-top boxes in the hands of the customer. The cost of set-top boxes is charged to cost of sales when the set-top boxes are delivered to the customer. Where appropriate, provision is made for obsolete or slow-moving stocks based on management's analysis of stock levels and future sales forecasts.

L DEBTORS

Trade debtors are carried at original invoiced amount less provision for doubtful debts. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off in the period in which they are identified.

M CASH AND BANK BALANCES

Cash consists of cash at bank and in hand and deposits that are repayable on demand with any bank or qualifying financial institutions less overdraft repayable on demand. Deposits classified as cash can be withdrawn at any time without notice or penalty or within a period of notice of not more than 24 hours or one working day.

N SHARE ALLOTMENT COSTS

Incremental external costs directly attributable to the allotment of new shares, other than in connection with business combinations (refer to Note B for the accounting policy on group accounting), are shown as a deduction, net of tax, in share premium.

O BORROWINGS

Borrowings are initially stated at the proceeds received, net of transaction costs and when they relate to private debt securities, are stated net of discount. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account using the effective yield method over the period of the borrowings.

P CURRENT AND DEFERRED TAXATION

Current tax expense is determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable profits. Deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which carried forward tax losses and allowances can be offset and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Q EMPLOYEE BENEFITS

Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by the employees of the Group.

Defined contribution plans

The Group pays contributions to publicly administered pension plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligation. The regular contributions are accounted for on the accruals basis.

Termination benefits

Termination benefits may be paid whenever an employee's employment is terminated before the normal retirement date. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an invitation made to encourage voluntary redundancy.

Equity compensation benefits

The cost of equity compensation benefits is the intrinsic value of the share options granted and shares allotted to eligible employees, which is the difference between the exercise price and the market value of the shares at the date of grant. The cost of equity compensation benefits arising from share options is charged to the profit and loss account over the vesting period of the share options on a straight-line basis. Where there is no performance criteria, the intrinsic value is recognised in the profit and loss account from the date of the award to the date the employee becomes unconditionally entitled to the shares. Where performance criteria exists, the intrinsic value is recognised in the profit and loss account over the period to which the employee's performance relates. The cost of equity compensation benefits arising from award of shares granted is charged to the profit and loss account on the date of grant.

R PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

S CONTINGENT LIABILITIES AND ASSETS

Contingent liabilities are disclosed in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstances where there is a liability that cannot be recognised because it cannot be measured reliably.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group discloses the existence of contingent assets where inflows of economic benefits are probable, but not virtually certain.

T TURNOVER

Subscription fees derived from satellite television services are recognised as earned over the period the services are provided.

Airtime revenues, derived from the placement of commercials on the satellite television and radio networks and advertising revenues from sale of advertising space in magazines are recognised in the period during which the commercials are aired and advertisements are published respectively, net of advertising commissions.

Turnover from the sale of programme rights is recognised in the period the rights are available to the licensee.

Turnover from the development of multimedia and interactive applications is recognised over the period in which the development takes place. Fees from the licensing of multimedia and interactive applications are recognised over the period in which the services are provided.

Turnover from production service revenue is recognised based on the stage of completion determined by reference to services performed to date as a percentage of total services to be performed.

Licensing income is recognised upon the delivery of master tapes and related materials or when services are rendered in accordance with the terms of the underlying contracts.

Sale of video products, magazines and set-top boxes are recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the related products are delivered to customers and title has passed.

Turnover of the Company consists of accretion of RCPS yield income, dividend income and management fees. Accretion of RCPS yield income and dividend income is recognised when the right to receive payment is established. Management fees are recognised as earned over the period the services are provided.

U SEGMENT REPORTING

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those operating in other economic environments. The allocation of costs between segments is based on the products and services of the specific segments which incur such costs.

V FINANCIAL INSTRUMENTS

The Group is a party to financial instruments that comprise forward foreign currency exchange contracts and interest rate swap contracts. These instruments are not recognised in the financial statements on inception.

Forward foreign currency exchange contracts

The Group enters into forward foreign currency exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. There were no forward foreign currency exchange contracts outstanding as at 31 January 2005 and 31 January 2004.

V FINANCIAL INSTRUMENTS (Cont'd.)

Interest rate swap contracts

The Group enters into interest rate swap contracts to generate the desired interest rate profile. The Group has yet to utilise the interest rate swap contracts as at 31 January 2005.

In assessing the fair value of financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date:

(a) The fair value of long term investment is either at cost or valuation.

(b) The face values of financial assets (less any estimated credit adjustments) and financial liabilities with a maturity period of less than one year are assumed to approximate their fair values.

(c) The fair value of financial liabilities with fixed interest rate is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

(d) The carrying values of financial liabilities with floating interest rates approximate their fair values.

(e) The fair value of the interest rate swaps have been determined by reference to prices available from the markets on which the instruments involved are traded.

(f) The fair value of forward foreign currency exchange contracts is determined using forward exchange market rates at the balance sheet date.

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, credit risk, liquidity and cash flow risk. The Group's overall financial risk management objective is to minimise potential adverse effects on the financial performance of the Group.

The Group uses derivative financial instruments such as forward foreign currency exchange and interest rate swap contracts to hedge certain exposures.

FOREIGN CURRENCY EXCHANGE RISK MANAGEMENT

The Group operates internationally and is exposed to foreign currency exchange risk as a result of the foreign currency transactions and borrowings entered into by the Group in currencies other than their functional currencies. Forward foreign currency exchange contracts are used to limit exposure to currency fluctuations on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Most of the Group's foreign currency transactions are conducted in United States Dollar ('USD'), which currently has a fixed exchange rate relative to RM and Hong Kong Dollar ('HKD') since 2 September 1998 and 17 October 1983 respectively. Therefore, there is no exposure to foreign currency exchange rate fluctuations denominated in USD as long as the exchange rate remains fixed and the exposure to other foreign currency exchange rate fluctuations is minimal.

INTEREST RATE RISK MANAGEMENT

The Group interest rate exposure arises principally from the Group's trade creditors and borrowings. The interest rate risk is managed through the use of fixed and floating interest rate debt and derivative financial instruments such as interest rate swap contracts.

CREDIT RISK MANAGEMENT

The Group has no significant concentration of credit risk with individual counter-parties. Customer credit risk exposure is managed with a combination of credit limits and arrears monitoring procedures. Deposits of cash are placed only with financial institutions that are appropriately supervised or regulated.

LIQUIDITY AND CASH FLOW RISK MANAGEMENT

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group's Treasury aims at maintaining flexibility in funding by keeping committed credit lines available and if necessary, obtaining additional debt funding.

1 SEGMENT INFORMATION

(A) Business segments

The Group is organised into the following business segments:

Multi channel television – provides multi channel Direct-to-Home subscription television and related interactive television services.

Radio – provides radio broadcasting services.

Library licensing and distribution – the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content.

Others – a magazine publishing business; interactive content business for the mobile telephony platform; Malaysian film production business; talent management; creation of animation content; ownership of buildings and investment holding companies.

2005	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Group RM'000
TURNOVER					
Total turnover	**1,530,617**	**124,328**	**47,598**	**120,637**	**1,823,180**
Inter-segment turnover	**(101)**	**(2,914)**	**(8,835)**	**(94,986)**	**(106,836)**
External turnover	**1,530,516**	**121,414**	**38,763**	**25,651**	**1,716,344**
OPERATING PROFIT/(LOSS)					
Total operating profit/(loss)	**263,228**	**181,509**	**(75,646)**	**67,042**	**436,133**
Inter-segment operating loss/(profit)	**62,126**	**(146,202)**	**(8,318)**	**(76,651)**	**(169,045)**
Segment operating profit/(loss)	**325,354**	**35,307**	**(83,964)**	**(9,609)**	**267,088**
Allocated net interest expense	**(10,148)**	**861**	**734**	**374**	**(8,179)**
Unallocated net interest expense					**(74,276)**
Share of operating profit/(loss) from investment in associates	**1,182**	**—**	**—**	**(3,543)**	**(2,361)**
Profit from ordinary activities before taxation					**182,272**
Taxation					**(57,879)**
Profit from ordinary activities after taxation					**124,393**
Equity minority interests					**(3)**
Profit for the financial year					**124,390**
Equity appropriation (dividend proposed)					**(48,061)**
Retained profit for the financial year					**76,329**

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

2004	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Group RM'000
TURNOVER					
Total turnover	1,265,598	108,034	20,907	57,518	1,452,057
Inter-segment turnover	—	(4,328)	(3,711)	(41,077)	(49,116)
External turnover	1,265,598	103,706	17,196	16,441	1,402,941
OPERATING PROFIT/(LOSS)					
Total operating profit/(loss)	165,817	26,177	(25,928)	7,061	173,127
Inter-segment operating loss/(profit)	32,828	310	(3,447)	(53,488)	(23,797)
Segment operating profit/(loss)	198,645	26,487	(29,375)	(46,427)	149,330
Allocated net interest expense	(7,510)	731	24	(546)	(7,301)
Unallocated net interest expense					(89,783)
Share of operating (loss)/profit from investment in associates	(227)	—	—	1,197	970
Profit from ordinary activities before taxation					53,216
Taxation					(10,258)
Profit from ordinary activities after taxation					42,958
Equity minority interests					(28)
Profit for the financial year					42,930
Non-equity appropriation					(28,451)
Retained profit for the financial year					14,479

Inter-segment turnover represents transfer between segments and is eliminated on consolidation. These transfers are accounted for in the segments at estimated competitive market prices that would be charged to unaffiliated customers for similar goods and services.

Segment operating profit/(loss) represents the segment turnover less segment expenses, comprising expenses directly attributable and allocated to the segment. Certain components included within inter-segment operating loss/(profit) eliminate against the relevant income/expenditure recorded below the operating profit line or against assets or liabilities.

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

Unallocated net interest expense comprises interest on bank borrowings, corporate shareholder's advances, promissory notes and bills of exchange, finance lease liabilities, interest on early redemption of Bonds and certain debt service and other finance costs, net of interest income.

2005	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
OTHER INFORMATION						
Segment assets	588,081	167,174	424,066	235,968	—	1,415,289
Unallocated assets	—	—	—	—	1,474,677	1,474,677
Total assets	588,081	167,174	424,066	235,968	1,474,677	2,889,966
Segment liabilities	(583,481)	(37,253)	(25,915)	(42,167)	—	(688,816)
Unallocated liabilities	—	—	—	—	(450,505)	(450,505)
Total liabilities	(583,481)	(37,253)	(25,915)	(42,167)	(450,505)	(1,139,321)
Net assets	4,600	129,921	398,151	193,801	1,024,172	1,750,645

2005	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Group RM'000
Tangible fixed assets additions	62,787	3,095	1,773	6,252	73,907
Film library and programme rights additions	79,542	—	38,501	16,724	134,767
Depreciation of tangible fixed assets	68,938	2,259	2,216	4,616	78,029
Amortisation of film library and programme rights	75,304	—	56,510	7,993	139,807
Provision for doubtful debts	22,411	480	17	278	23,186
Amortisation of goodwill	—	19,018	7,115	412	26,545
Amortisation of other intangible assets	—	530	—	—	530

1 SEGMENT INFORMATION (Cont'd.)

(A) Business segments (Cont'd.)

2004	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
OTHER INFORMATION						
Segment assets	456,243	180,290	469,526	215,653	—	1,321,712
Unallocated assets	—	—	—	—	2,302,797	2,302,797
Total assets	456,243	180,290	469,526	215,653	2,302,797	3,624,509
Segment liabilities	(595,300)	(42,147)	(19,454)	(60,139)	—	(717,040)
Unallocated liabilities	—	—	—	—	(1,249,798)	(1,249,798)
Total liabilities	(595,300)	(42,147)	(19,454)	(60,139)	(1,249,798)	(1,966,838)
Net (liabilities)/assets	(139,057)	138,143	450,072	155,514	1,052,999	1,657,671

2004	Multi channel television RM'000	Radio RM'000	Library licensing and distribution RM'000	Others RM'000	Group RM'000
Tangible fixed assets additions	30,975	2,129	295	6,894	40,293
Film library and programme rights additions	67,165	—	12,578	4,814	84,557
Other intangible assets additions	—	2,750	49,464	—	52,214
Goodwill additions	—	—	141,921	6,882	148,803
Depreciation of tangible fixed assets	88,130	1,688	1,007	2,990	93,815
Amortisation of film library and programme rights	49,940	—	19,998	2,942	72,880
Provision for doubtful debts	4,419	401	—	111	4,931
Amortisation of goodwill	—	18,966	3,188	205	22,359

Segment assets consist primarily of tangible fixed assets, goodwill, other intangible assets, film library and programme rights, investment in associates, stocks, debtors and cash and bank balances. Unallocated assets consist of deposits with licensed banks and financial institutions, deferred tax assets and tax recoverable.

Segment liabilities comprise creditors and provision for liabilities and charges (other than deferred tax liabilities). Unallocated liabilities consist of borrowings, deferred tax liabilities, tax liabilities and dividend payable.

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments

The Group operates in three main geographical areas:

Malaysia – comprises the multi-channel Direct-to-Home subscription television and related interactive television business, radio broadcasting services, magazine publishing business, interactive content business for the mobile telephony platform, film production business, talent management, ownership of buildings and investment holding companies.

Hong Kong – comprises a publishing business, the ownership of a library of Chinese filmed entertainment and the aggregation and distribution of the library and related content and investment holding companies.

Others – represents investments in businesses outside Malaysia and Hong Kong that provide multi-channel Direct-to-Home subscription television, radio broadcasting, creation of animation content and investment holding companies.

In determining the geographical segments of the Group, turnover is based on both the geographical location in which the customers are located and from where the turnover is originated. Total assets, capital expenditure, film library and programme rights additions and other intangible assets additions are determined based on the geographical location of the assets.

2005	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Group RM'000
TURNOVER				
Turnover by destination				
External turnover	**1,671,611**	**644**	**44,089**	**1,716,344**
Turnover by origin				
Total turnover	**1,669,359**	**47,598**	**8,740**	**1,725,697**
Inter-segment turnover	**(518)**	**(8,835)**	**—**	**(9,353)**
External turnover	**1,668,841**	**38,763**	**8,740**	**1,716,344**
OPERATING PROFIT/(LOSS)				
Total operating profit/(loss)	**347,107**	**(75,651)**	**(4,368)**	**267,088**
Inter-segment operating loss/(profit)	**8,318**	**(8,318)**	**—**	**—**
Segment operating profit/(loss)	**355,425**	**(83,969)**	**(4,368)**	**267,088**
Allocated net interest expense	**(9,353)**	**1,241**	**(67)**	**(8,179)**
Unallocated net interest expense				**(74,276)**
Share of operating (loss)/profit from investment in associates	**(297)**	**(3,276)**	**1,212**	**(2,361)**
Profit from ordinary activities before taxation				**182,272**

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

2005	**Malaysia RM'000**	**Hong Kong RM'000**	**Others RM'000**	**Unallocated assets/ (liabilities) RM'000**	**Group RM'000**
OTHER INFORMATION					
Segment assets	**930,916**	**443,370**	**41,003**	**—**	**1,415,289**
Unallocated assets	**—**	**—**	**—**	**1,474,677**	**1,474,677**
Total assets	**930,916**	**443,370**	**41,003**	**1,474,677**	**2,889,966**
Segment liabilities	**(639,723)**	**(25,934)**	**(23,159)**	**—**	**(688,816)**
Unallocated liabilities	**—**	**—**	**—**	**(450,505)**	**(450,505)**
Total liabilities	**(639,723)**	**(25,934)**	**(23,159)**	**(450,505)**	**(1,139,321)**
Net assets	**291,193**	**417,436**	**17,844**	**1,024,172**	**1,750,645**

2004	**Malaysia RM'000**	**Hong Kong RM'000**	**Others RM'000**	**Group RM'000**
TURNOVER				
Turnover by destination				
External turnover	1,372,495	4,670	25,776	1,402,941
Turnover by origin				
Total turnover	1,377,968	20,907	7,806	1,406,681
Inter-segment turnover	(29)	(3,711)	—	(3,740)
External turnover	1,377,939	17,196	7,806	1,402,941
OPERATING PROFIT/(LOSS)				
Total operating profit/(loss)	176,556	(26,183)	(1,043)	149,330
Inter-segment operating loss/(profit)	3,365	(3,447)	82	—
Segment operating profit/(loss)	179,921	(29,630)	(961)	149,330
Allocated net interest expense	(8,088)	24	763	(7,301)
Unallocated net interest expense				(89,783)
Share of operating (loss)/profit from investment in associates	—	(2,447)	3,417	970
Profit from ordinary activities before taxation				53,216

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

2004	Malaysia RM'000	Hong Kong RM'000	Others RM'000	Unallocated assets/ (liabilities) RM'000	Group RM'000
OTHER INFORMATION					
Segment assets	801,329	492,109	28,274	—	1,321,712
Unallocated assets	—	—	—	2,302,797	2,302,797
Total assets	801,329	492,109	28,274	2,302,797	3,624,509
Segment liabilities	(684,203)	(19,454)	(13,383)	—	(717,040)
Unallocated liabilities	—	—	—	(1,249,798)	(1,249,798)
Total liabilities	(684,203)	(19,454)	(13,383)	(1,249,798)	(1,966,838)
Net assets	117,126	472,655	14,891	1,052,999	1,657,671

	Group 2005 RM'000	Group 2004 RM'000
Tangible fixed assets additions		
Malaysia	**71,847**	39,207
Hong Kong	**1,773**	295
Others	**287**	791
	73,907	40,293
Film library and programme rights additions		
Malaysia	**84,133**	71,631
Hong Kong	**38,501**	12,578
Others	**12,133**	348
	134,767	84,557

1 SEGMENT INFORMATION (Cont'd.)

(B) Geographical segments (Cont'd.)

	Group	
	2005 RM'000	**2004 RM'000**
Other intangible assets additions		
Malaysia	—	2,750
Hong Kong	—	49,464
	—	52,214
Goodwill additions		
Malaysia	—	445
Hong Kong	—	141,921
Others	—	6,437
	—	148,803

Certain prior year comparatives for individual segments have been amended to appropriately reflect the classification of goodwill, and its related amortisation, in the financial year ended 31 January 2005. There is no impact on the consolidated profit and loss account or consolidated balance sheet arising from this change.

2 COST OF SALES, GROSS PROFIT, OTHER OPERATING INCOME, MARKETING AND DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

In the previous financial year, these expenses include the following amounts relating to the acquisitions of subsidiaries: cost of sales of RM27,619,000, gross loss of RM5,146,000, other operating income of RM329,000, marketing and distribution costs of RM9,955,000 and administrative expenses of RM11,859,000.

3 GAIN ON DISPUTE SETTLEMENTS

Financial year ended 31 January 2005

The gain on dispute settlement of RM9,307,000 relates to the cash payment due to MEASAT Broadcast Network Systems Sdn. Bhd. ('MBNS') from one of its vendors to resolve a dispute involving claims by MBNS for breach of contract.

Financial year ended 31 January 2004

The gain on dispute settlement of RM24,015,000 relates to the arbitration proceedings by MBNS with one of its major vendors to resolve a dispute involving claims of breach of contract.

4 OPERATING PROFIT

The following items have been charged/(credited) in arriving at the operating profit:

	Note	Group 2005 RM'000	Group 2004 RM'000
Group statutory audit fees to:			
– PricewaterhouseCoopers			
– United Kingdom ('UK')		**228**	214
– firms of worldwide organisation		**994**	801
– Other auditors		**10**	9
Other fees to PricewaterhouseCoopers*			
– audit-related regulatory reporting		**413**	129
– other assurance services		**1,413**	1,133
– taxation services:			
– compliance		**239**	204
– advisory		**207**	76
– other non-audit services		**162**	140
Amortisation of film library and programme rights			
– *included in cost of sales*	12	**139,807**	*72,880*
Amortisation of goodwill			
– included in administrative expenses	13	**26,545**	22,359
Amortisation of other intangible assets			
– included in administrative expenses	14	**530**	—
Depreciation of tangible fixed assets			
– owned assets		**56,350**	72,136
– assets under finance lease		**21,679**	21,679
Gain on disposal of tangible fixed assets		**(675)**	(1,126)
Tangible fixed assets written off			
– included in cost of sales		**5**	22
– included in administrative expenses		**1,257**	—
Provision for doubtful debts			
– included in administrative expenses		**23,186**	4,931
Provision for stock obsolescence			
– included in cost of sales		**2,379**	—
– included in administrative expenses		**—**	94
Rental income – land and building		**(233)**	(176)
Rental income – transponders		**—**	(4,243)
Rental of buildings		**5,118**	3,448
Rental of equipment		**14,192**	6,706
Rental of land		**3,224**	4,148
Bad and doubtful debts written off/(back)			
– included in cost of sales		**—**	1
– included in administrative expenses		**2,905**	(16)

* Other fees charged by the Auditors during the financial year ended 31 January 2005 were wholly in respect of services supplied by PricewaterhouseCoopers outside the UK. In addition, other assurance services fees of RMNil (2004: RM6,195,000) was offset against share premium.

5 DIRECTORS' REMUNERATION

	Group	
	2005	**2004**
	RM'000	**RM'000**
Fees	**783**	295
Salaries and emoluments	**2,161**	537
Defined contribution pension plan	**228**	44
	3,172	876
Highest paid Director		
– Salaries and emoluments	**1,907**	364
– Defined contribution pension plan	**228**	44
	2,135	408

The number of ordinary shares acquired by the Directors directly and indirectly and the number of options over ordinary shares granted to a Director in respect of the Company's ESOS and MSIS are disclosed in the Directors' Report.

6 EMPLOYEES

The staff costs incurred were as follows:

	Group	
	2005	**2004**
	RM'000	**RM'000**
Wages and salaries	**166,099**	119,835
Employee benefits in kind	**10,978**	9,506
Social security cost	**861**	660
Defined contribution pension plan	**16,064**	11,767
Recruiting costs	**1,712**	981
Termination benefits	**—**	1,618
Equity compensation benefits	**5,705**	9,170
Staff training	**2,848**	2,281
	204,267	155,818

The companies operating in Malaysia, Hong Kong and Philippines are required by law, to contribute a fixed percentage of each employee's salary to publicly administered defined contribution pension plans for the employees' retirement.

6 EMPLOYEES (Cont'd.)

The average monthly number of persons employed by the Group were as follows:

	Group	
	2005	**2004**
Malaysian operations		
Corporate	**96**	63
Multi channel television	**2,053**	1,525
Radio	**317**	212
Others	**75**	57
	2,541	1,857
Regional operations	**556**	370
	3,097	2,227

7 NET INTEREST EXPENSE

	Group	
	2005 RM'000	**2004 RM'000**
Interest costs:		
Bank borrowings	**66,104**	63,630
Corporate shareholder's advances	**—**	9,279
Finance lease liabilities	**10,176**	12,617
Promissory notes and bills of exchange	**—**	6,150
Vendor financing	**6,622**	7,102
	82,902	98,778
Interest on early redemption of Bonds	**23,345**	—
Debt service and other finance costs	**12,862**	16,137
	119,109	114,915
Interest income	**(34,072)**	(18,763)
Realised foreign exchange losses	**64**	594
Unrealised foreign exchange (gains)/losses	**(2,646)**	338
	82,455	97,084

8 TAXATION

	Group	
	2005	**2004**
	RM'000	**RM'000**
CURRENT TAXATION		
Malaysian income taxes:		
Current year	**(5,011)**	(1,700)
Prior years	**181**	28
Share of tax of associate	**(73)**	—
	(4,903)	(1,672)
Foreign income taxes:		
Current year	**(130)**	(124)
Prior years	**(43)**	—
Total current taxation	**(5,076)**	(1,796)
Deferred taxation:		
(Reversal)/origination of timing differences		
– Malaysian taxation	**(52,684)**	(8,817)
– Foreign taxation	**(119)**	355
Total deferred taxation	**(52,803)**	(8,462)
	(57,879)	(10,258)

There is no Group taxation relief in Malaysia and other foreign countries in which the subsidiaries operate.

The Company has tax resident status in Malaysia and is subject to the Malaysian taxation rules and regulations. The subsidiaries are subject to their individual countries' taxation rules and regulations. The Company incurred no UK taxation.

8 TAXATION (Cont'd.)

The explanation of the relationship between the current taxation charge and profit from ordinary activities before taxation is as follows:

	Group	
	2005 RM'000	**2004 RM'000**
Profit from ordinary activities before taxation	**182,272**	53,216
Tax at the domestic rates applicable to profit in the country concerned	**(57,419)**	(17,599)
Expenses not deductible for tax purposes	**(76,628)**	(35,901)
Income not subject to tax	**33,209**	15,706
Tax exempt income due to pioneer status	**14,447**	12,216
Reduction in current financial year's tax expense arising from recognition of previously unrecognised benefits:		
– tax losses	**192**	694
– capital allowances	**325**	42
Unrecognised deferred tax assets:		
– tax losses	**(15,428)**	(4,775)
– capital allowances	**(599)**	(912)
– other timing differences	**(522)**	(1,159)
Timing differences relating to tangible fixed assets	**94,413**	11,870
Timing differences relating to tax losses	**(1,372)**	(3,499)
Timing differences relating to provisions and accruals	**(2,540)**	15,321
Timing differences relating to interest receivables	**(2,349)**	7,200
Other timing differences	**(4,878)**	(1,028)
Over accrual in respect of prior financial years (net)	**14,073**	28
Total current taxation	**(5,076)**	(1,796)

Certain Malaysian subsidiaries have been awarded Multimedia Super Corridor ('MSC') status and have elected for investment tax allowances or pioneer status (5-year income tax exemption on the statutory income, renewable for a second 5-year term).

9 EQUITY/NON – EQUITY APPROPRIATION

	Group	
	2005 RM'000	**2004 RM'000**
Equity appropriation:		
– First and final tax-exempt dividend proposed: 2.5 sen (2004: Nil) per ordinary share	**48,061**	—
Non-equity appropriation – accretion of RCPS yield (8% per annum) on:		
– A Series RCPS	**—**	15,853
– B Series RCPS/Series I RCPS	**—**	12,598
	48,061	28,451

10 EARNINGS PER SHARE

Basic earnings per share of the Group is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings per share of the Group is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares, adjusted for the assumed conversion of all dilutive potential ordinary shares arising from the share options granted under the ESOS and in the previous financial year, the dilutive effects of potential ordinary shares arising on the conversion of the RCPS instruments.

	Group	
	2005	**2004**
	RM'000	**RM'000**
Profit for the financial year	**124,390**	42,930
Non-equity appropriation	—	(28,451)
Earnings attributable to ordinary shareholders	**124,390**	14,479
Weighted average number of ordinary shares ('000)	**1,919,257**	1,390,446
Adjustment for share options granted ('000)	**6,823**	1,340
Adjustment for the dilutive effect of Series II RCPS ('000)	—	19,568
Adjusted weighted average number of ordinary shares ('000)	**1,926,080**	1,411,354
Basic and diluted earnings per share (sen)	**6.5**	1.0

11 PROFIT AND LOSS ACCOUNT OF THE COMPANY

Of the Group's profit for the financial year, a profit for the financial year of RM63,260,000 (2004: RM137,000) is dealt with in the accounts of the Company. The Directors have taken advantage of the exemption available under Section 230 of the UK Companies Act, 1985 and not presented a profit and loss account and its related notes for the Company. However, for the purpose of the Malaysian Companies Act, 1965 requirement, the Company's profit and loss account together with selected additional notes are presented in Note 37.

12 FILM LIBRARY AND PROGRAMME RIGHTS

	Group	
	2005	**2004**
	RM'000	**RM'000**
AT AMORTISED COST		
Cost	**746,985**	633,233
Accumulated amortisation	**(474,890)**	(356,043)
	272,095	277,190
Production in progress	**2,352**	3,212
Net book amount	**274,447**	280,402
NET BOOK AMOUNT		
At beginning of financial year	**280,402**	14,335
Additions	**134,767**	84,557
Amortisation charge	**(139,807)**	(72,880)
Acquisition of subsidiaries	**—**	256,768
Currency translation differences	**(915)**	(2,378)
At end of financial year	**274,447**	280,402

Included in additions is RM12,629,000 (2004: RM5,097,000) transferred from other intangible assets as disclosed in Note 14.

Film library and programme rights which are pledged as security for the bank financing facilities are disclosed in Note 21(g).

13 GOODWILL

	Group	
	2005	**2004**
	RM'000	**RM'000**
COST		
At beginning of financial year	**343,606**	194,803
Acquisition of subsidiaries	**—**	148,803
At end of financial year	**343,606**	343,606
ACCUMULATED AMORTISATION		
At beginning of financial year	**76,451**	54,092
Amortisation charge	**26,545**	22,359
At end of financial year	**102,996**	76,451
Net book amount	**240,610**	267,155

13 GOODWILL (Cont'd.)

Goodwill principally arose from the acquisitions of Radio Advertising and Programming Systems Sdn. Bhd., Celestial Pictures Limited and Philippine Animation N.V.. The goodwill is amortised over its estimated useful life ranging from 10 to 20 years, the periods over which the Group expects to benefit from the respective subsidiaries' broadcasting and film distribution rights, using the straight-line method.

14 OTHER INTANGIBLE ASSETS

Group	**Remastering costs RM'000**	**Others RM'000**	**Total RM'000**
COST			
At 1 February 2004	**44,367**	**2,750**	**47,117**
Transfer to film library and programme rights	**(12,629)**	**—**	**(12,629)**
Currency translation differences	**36**	**—**	**36**
At 31 January 2005	**31,774**	**2,750**	**34,524**
ACCUMULATED AMORTISATION			
At 1 February 2004	**—**	**—**	**—**
Amortisation charge	**—**	**530**	**530**
At 31 January 2005	**—**	**530**	**530**
NET BOOK AMOUNT			
At 31 January 2005	**31,774**	**2,220**	**33,994**
At 31 January 2004	44,367	2,750	47,117

Remastering costs comprise payments made in advance for the remastering of films. The costs are transferred to film library and programme rights upon acceptance of remastered films. Amortisation of remastering costs commences after the transfer of the costs to film library and programme rights.

15 TANGIBLE FIXED ASSETS

Group	Software costs RM'000	Buildings RM'000	Satellite transponders* RM'000	Equipment, fixtures and fittings RM'000	Broadcast and transmission equipment** RM'000	Assets under construction RM'000	Total RM'000
COST							
At 1 February 2004	**78,636**	**172,468**	**249,305**	**158,707**	**446,938**	**9,542**	**1,115,596**
Additions	**42,067**	—	—	**10,833**	**8,565**	**12,442**	**73,907**
Disposals/write-offs	**(4,630)**	—	—	**(3,092)**	**(73)**	—	**(7,795)**
Transfers	**13,676**	**(35)**	—	**1,437**	**(7,388)**	**(7,690)**	—
Currency translation differences	**(3)**	**2**	—	**42**	—	—	**41**
At 31 January 2005	**129,746**	**172,435**	**249,305**	**167,927**	**448,042**	**14,294**	**1,181,749**
ACCUMULATED DEPRECIATION							
At 1 February 2004	**(68,046)**	**(32,367)**	**(168,011)**	**(112,342)**	**(385,229)**	—	**(765,995)**
Charge for the financial year	**(4,820)**	**(4,289)**	**(21,679)**	**(18,344)**	**(28,897)**	—	**(78,029)**
Disposals/write-offs	**4,191**	—	—	**2,143**	**21**	—	**6,355**
Transfers	**277**	—	—	**(282)**	**5**	—	—
Currency translation differences	**1**	—	—	**(10)**	—	—	**(9)**
At 31 January 2005	**(68,397)**	**(36,656)**	**(189,690)**	**(128,835)**	**(414,100)**	—	**(837,678)**
AT 31 JANUARY 2005							
Cost	**129,746**	**172,435**	**249,305**	**167,927**	**448,042**	**14,294**	**1,181,749**
Accumulated depreciation	**(68,397)**	**(36,656)**	**(189,690)**	**(128,835)**	**(414,100)**	—	**(837,678)**
Net book amount	**61,349**	**135,779**	**59,615**	**39,092**	**33,942**	**14,294**	**344,071**
AT 31 JANUARY 2004							
Cost	78,636	172,468	249,305	158,707	446,938	9,542	1,115,596
Accumulated depreciation	(68,046)	(32,367)	(168,011)	(112,342)	(385,229)	—	(765,995)
Net book amount	10,590	140,101	81,294	46,365	61,709	9,542	349,601

* The Group recognised the satellite transponders under a finance lease as disclosed in Note 21(b).

** The aggregate amount of finance costs included in broadcast and transmission equipment amounted to RM11,930,000 (2004: RM11,930,000).

Tangible fixed assets which are pledged as security for the bank financing facilities are disclosed in Note 21(g).

15 TANGIBLE FIXED ASSETS (Cont'd.)

Company	Software costs RM'000	Equipment, fixtures and fittings RM'000	Total RM'000
COST			
At 1 February 2004	—	—	—
Additions	45	207	252
Disposals/write-offs	—	(21)	(21)
Transfer from subsidiaries	14	329	343
At 31 January 2005	59	515	574
ACCUMULATED DEPRECIATION			
At 1 February 2004	—	—	—
Charge for the financial year	(8)	(38)	(46)
Disposals/write-offs	—	21	21
Transfer from subsidiaries	(11)	(216)	(227)
At 31 January 2005	(19)	(233)	(252)
AT 31 JANUARY 2005			
Cost	59	515	574
Accumulated depreciation	(19)	(233)	(252)
Net book amount	40	282	322

16 INVESTMENT IN SUBSIDIARIES

Company	2005 RM'000	2004 RM'000
(a) Shares in subsidiaries	7,884,613	1,376,860
(b) Advances to subsidiaries	558,549	403,398
	8,443,162	1,780,258

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

(a) Shares in subsidiaries

	Investment in unquoted shares RM'000	Investment in B Series RCPS RM'000	Investment in C Series RCPS RM'000	Investment in RCPS of MBNS RM'000	Accumulated RCPS yield RM'000	Investment in RPS RM'000	Total RM'000
At date of incorporation	—	—	—	—	—	—	—
Additions	724,429	251,270	395,000	—	6,161	—	1,376,860
At 31 January/ 1 February 2004	**724,429**	**251,270**	**395,000**	**—**	**6,161**	**—**	**1,376,860**
Additions	**6,776,172**	**—**	**—**	**383,680**	**16,713**	**20**	**7,176,585**
Redemption	**—**	**(251,270)**	**(395,000)**	**—**	**(22,562)**	**—**	**(668,832)**
At 31 January 2005	**7,500,601**	**—**	**—**	**383,680**	**312**	**20**	**7,884,613**

(b) Advances to subsidiaries

	Subordinated advances to a subsidiary RM'000	Interest on subordinated advances RM'000	Total RM'000
At date of incorporation	—	—	—
Additions	350,000	53,398	403,398
At 31 January/1 February 2004	**350,000**	**53,398**	**403,398**
Additions	**567,563**	**36,788**	**604,351**
Payments	**(50,135)**	**—**	**(50,135)**
Transfer to receivables	**(350,000)**	**—**	**(350,000)**
Novated to a subsidiary	**—**	**(49,065)**	**(49,065)**
At 31 January 2005	**517,428**	**41,121**	**558,549**

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

The Company announced, on 3 December 2004 and 31 January 2005, an internal restructuring of its subsidiaries ('Internal Group Restructuring') which included the following completed transactions:

(i) The Company acquired MBNS and all its subsidiaries except for MEASAT Digicast Sdn. Bhd., Tayangan Unggul Sdn. Bhd., MAMBO Networks Sdn. Bhd. and DVR Player.com Sdn. Bhd. on 26 January 2005.

(ii) The Company subscribed for 10,000 RPS of RM1.00 each in two of its subsidiaries, MBNS and Airtime Management and Programming Sdn. Bhd. on 31 January 2005.

(iii) Redemption of 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each in AAAN (Bermuda) Limited ('AAAN Bermuda') from the Company for RM266,602,000 (including premium on redemption) and RM395,000,000 respectively on 31 January 2005.

(iv) Repayment and waiver of certain inter-company advances, the net impact of which is as follows:

	Company
	2005
	RM'000
Interest waived on advances of USD95 million from the Company to AAAN Bermuda	**18,214**
Interest waived on advances of RM95 million from AAAN Bermuda to the Company	**(757)**
Loss on restructuring	**17,457**

The Internal Group Restructuring was accounted for using merger method of accounting as the ultimate shareholders remain the same, and the rights of each such shareholder, relative to the others, are unchanged and the minorities' share of net assets of the Group was not altered by the restructuring exercise.

The repayment of the advances and associated interest by a subsidiary is subordinated to the BPI Facilities (refer to Note 21 for details of the borrowings). The effective interest rates at the end of the financial year were 4.0% (2004: ranged between 4.0% and 8.0%) per annum.

Under the Internal Group Restructuring, a total of RM50,135,000 subordinated advances were paid during the financial year and a total of RM350,000,000 subordinated advances ('Planned Payment') will be paid on or before 31 July 2005. Accordingly, the RM350,000,000 Planned Payment was reclassified as receivables.

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements, are shown below.

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Principal activities
Directly held by the Company					
AAAN (Bermuda) Limited ('AAAN Bermuda')	Bermuda	Ordinary	**100**	100	Investment holding
MEASAT Broadcast Network Systems Sdn. Bhd. ('MBNS') (2)	Malaysia	Ordinary	**100**	100	Providing Direct-to-Home satellite broadcasting services
MEASAT Publications Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Magazine publication and distribution
ASTRO Productions Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Production and distribution of television drama programmes
ASTRO Shaw Sdn. Bhd. ('ASSB') (2)	Malaysia	Ordinary	**100**	100	Production and distribution of films
MBNS Multimedia Technologies Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Research and development of multimedia related technologies
Multimedia Interactive Technologies Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Development and licensing of multimedia and interactive applications
Maestro Talent and Management Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Development and management of new talent in entertainment and broadcast industry and music recording
Radio Advertising and Programming Systems Sdn. Bhd. ('RAPS') (2)	Malaysia	Ordinary	**100**	100	Investment holding
MEASAT Radio Communications Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations
Maestra Broadcast Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Operation of commercial radio broadcasting stations
Hotspotz.com Sdn. Bhd. (2)	Malaysia	Ordinary	**100**	100	Multimedia and interactive advertising

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Principal activities
Directly held by the Company (Cont'd.)					
Airtime Management and Programming Sdn. Bhd. ('AMP') (2)	Malaysia	Ordinary	**100**	100	Management of commercial radio broadcasting stations, content and programming provider and provision of multimedia and advertising agency services
Subsidiary held by AAAN Bermuda					
ASTRO Overseas Limited ('AOL')	Bermuda	Ordinary	**100**	100	Investment holding
Subsidiary held by MBNS					
MEASAT Digicast Sdn. Bhd. ('Digicast')	Malaysia	Ordinary	**100**	100	Letting of property and related services
Subsidiary held by ASSB					
Tayangan Unggul Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Film production, acquisition, commissioning and distribution
Subsidiaries held by AMP					
DVR Player.com Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Provision of radio services via internet
MAMBO Networks Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Provision of multimedia and interactive services and products
Subsidiaries held by AOL					
ASTRO (Brunei) Sdn. Bhd.	Malaysia	Ordinary	**100**	100	Investment holding
All Asia Television and Radio Company (BVI) Ltd	British Virgin Islands ('BVI')	Ordinary	**100**	100	Investment holding
MEASAT Broadcast Network Systems (BVI) Ltd	BVI	Ordinary	**100**	100	Investment holding
ASTRO Broadcast Corporation (BVI) Ltd	BVI	Ordinary	**100**	100	Investment holding
ASTRO Radio Broadcast (BVI) Ltd ('ARB')	BVI	Ordinary	**100**	100	Investment holding

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Principal activities
Subsidiaries held by AOL (Cont'd.)					
ASTRO Multimedia International (BVI) Ltd	BVI	Ordinary	**100**	100	Inactive
East Asia Entertainment (BVI) Ltd ('EAE')	BVI	Ordinary	**100**	100	Investment holding
Digital Software Exports Ltd ('DSEL')	Mauritius	Ordinary	**100**	100	Investment holding
All Asia Television Broadcast Ltd	Mauritius	Ordinary	**100**	100	Inactive
ASTRO E.Com Ltd ('AECL')	Mauritius	Ordinary	**100**	100	Investment holding
South Asia Radio Holdings Ltd (formerly known as All Asia Customer Services (Mauritius) Ltd) ('SARH')	Mauritius	Ordinary	**100**	100	Investment holding
ASTRO Broadcast Corporation Ltd	Mauritius	Ordinary	**100**	100	Inactive
ASTRO Entertainment Networks Ltd	Mauritius	Ordinary	**100**	100	Providing and distributing programming content
Philippine Animation N.V. ('PANV')	Netherlands Antilles	Ordinary	**100**	100	Investment holding
Subsidiary held by SARH					
Airtime Marketing and Sales India Private Limited	India	Equity	**74**	74	Radio consultancy, marketing and selling of airtime services
Subsidiaries held by ARB					
OZ-E Radio Pty Limited	Australia	Ordinary	**100**	100	Inactive
ASTRO Broadcasting Pty Limited	Australia	Ordinary	**100**	100	Inactive

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Principal activities
Subsidiary held by AECL and DSEL					
ASTRO Network India Private Limited ('ASTRO Network India') (1)	India	Equity	**74**	74	Internet service provider ('ISP') business
Subsidiary held by EAE					
Celestial Entertainment Holdings Limited ('CEHL')	Hong Kong	Ordinary	**100**	100	Investment holding
Subsidiary held by CEHL					
Celestial Pictures Limited ('CPL')	Hong Kong	Ordinary	**100**	100	Film licensing and distribution
Subsidiaries held by CPL					
Celestial Movie Channel Limited ('CMCL')	Hong Kong	Ordinary	**100**	100	Distribution of movie channel
Celestial Filmed Entertainment Limited ('CFEL')	Hong Kong	Ordinary	**100**	100	Film licensing and distribution
Global Entertainment and Management Systems (BVI) Ltd	BVI	Ordinary	**100**	—	Investment holding
Celestial Media Limited	Hong Kong	Ordinary	**100**	—	Development of media business
Subsidiaries held by CMCL					
Tian Ying Pin Dao Limited	Hong Kong	Ordinary	**100**	100	Inactive
Tian Ying Movie Channel Limited	Hong Kong	Ordinary	**100**	100	Operation of television networks
Tian Ying Filmed Entertainment Limited	Hong Kong	Ordinary	**100**	100	Inactive
Celestial Television Networks Limited	United Kingdom	Ordinary	**100**	100	Operation of television networks

16 INVESTMENT IN SUBSIDIARIES (Cont'd.)

Name of subsidiary	Country of incorporation	Class of shares	Effective interest 2005 %	2004 %	Principal activities
Subsidiaries held by CFEL					
Celestial Filmed Entertainment Inc	United States of America	Common stock	**100**	100	Film licensing and distribution
Celestial Pictures Inc	United States of America	Common stock	**100**	100	Inactive
Celestial Productions Limited	Hong Kong	Ordinary	**100**	100	Film licensing and distribution
Subsidiaries held by PANV					
Philippine Animation Studio, Inc	Philippines	Ordinary	**95.45**	95.45	Animation service provider
Pacific Digital Animation N.V. ('PDA')	Netherlands Antilles	Ordinary	**100**	100	Studio management and holder of film properties rights
Pacific Digital Inc	Philippines	Ordinary	**100**	100	Animation digital service provider
Subsidiary held by PDA					
Philippine Animators Group, Inc	Philippines	Ordinary	**100**	100	Animation service provider and co-producer

(1) Deemed effective interest via DSEL's 49% equity interest in ASTRO Network India and AECL's 49% direct equity interest in ASTRO E.Com India Private Limited, which holds 51% equity interest in ASTRO Network India.

(2) Prior to the Internal Group Restructuring, these companies were directly held by subsidiaries within the Group.

17 INVESTMENT IN ASSOCIATES

	Group 2005 RM'000	2004 RM'000
Unquoted shares, at cost	**121,521**	120,718
Shareholder's advances and accruals for commitment to an associate	**4,494**	4,494
Group's share of losses	**(52,148)**	(53,851)
Group's share of tax	**(73)**	—
Accumulated impairment losses	**(38,205)**	(38,236)
Accumulated amortisation of goodwill	**(18,198)**	(14,103)
Currency translation differences	**(238)**	(135)
Transfer to provision for liabilities and charges (Note 23(a))	**2,668**	3,743
	19,821	22,630

17 INVESTMENT IN ASSOCIATES (Cont'd.)

The shareholder's advances to an associate are denominated in Brunei Dollar ('BND'), unsecured, non-interest bearing and have no fixed terms of repayment.

	Group	
	2005	**2004**
	RM'000	**RM'000**
Movements in goodwill on acquisition:		
At beginning of financial year	**17,727**	317
Arising from acquisition of an associate	**169**	—
Arising from increase in investment in an associate	**—**	20,389
Amortisation charge	**(4,095)**	(2,979)
At end of financial year	**13,801**	17,727
Represented by:		
Goodwill	**64,325**	64,156
Accumulated amortisation	**(18,198)**	(14,103)
Accumulated impairment	**(32,326)**	(32,326)
	13,801	17,727

The goodwill impairment charge has been made in respect of an associate because of operating losses sustained by that associate. The Directors consider that the carrying value of the goodwill on acquisition is recoverable.

Details of the associates are as follows:

Name of associate	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Financial year end	Principal activities
Hsin-Chi Broadcast Co., Ltd	Taiwan	Ordinary	**35.7**	35.7	31 Dec	Direct-to-Home satellite broadcasting services
Kristal-ASTRO Sdn. Bhd.	Brunei Darussalam	Ordinary	**48.9**	48.9	30 Apr	Direct-to-Home satellite broadcasting services
TVB Publishing Holding Limited ('TVBPH')	Hong Kong	Ordinary	**26.3**	26.3	31 Dec	Investment holding

17 INVESTMENT IN ASSOCIATES (Cont'd.)

Details of the associates are as follows: (Cont'd.)

Name of associate	Country of incorporation	Class of shares	Effective interest 2005 %	Effective interest 2004 %	Financial year end	Principal activities
ASTRO E.Com India Private Limited	India	Ordinary	**49.0**	49.0	31 Jan	To invest in companies carrying out web portal operations and provision of internet services
Advanced Wireless Technologies Sdn. Bhd.	Malaysia	Ordinary	**25.0**	—	31 Dec	Provision of wireless multimedia related services

Refer to Note 34(a) for further details on the Group's commitment to associates.

18 STOCKS

	Group	
	2005 RM'000	**2004 RM'000**
AT COST		
Set-top boxes	**29,949**	30,875
Tapes and other materials	**9,019**	5,778
Total stocks	**38,968**	36,653

Stocks which are pledged as security for the bank financing facilities are disclosed in Note 21(g).

19 DEBTORS

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Amounts falling due within one year:				
Trade debtors	**302,135**	209,849	—	—
Provision for doubtful debts	**(48,806)**	(25,643)	—	—
Trade debtors – net	**253,329**	184,206	—	—
Other debtors	**77,959**	46,496	**789**	5,651
Provision for doubtful debts	**(445)**	(422)	—	—
Other debtors – net	**77,514**	46,074	**789**	5,651
Amounts due from subsidiaries	—	—	**976,337**	948,532
Amounts due from associates	**6,582**	10,794	—	—
Amounts due from related parties	**13,010**	12,793	—	—
Total debtors	**350,435**	253,867	**977,126**	954,183
Prepayments	**63,321**	16,525	**17,255**	225
	413,756	270,392	**994,381**	954,408

Included in amounts due from subsidiaries of RM976,337,000 (2004: RM948,532,000) are:

(a) Dividend receivable from a subsidiary amounting to RM48,300,000 (2004: RMNil); and

(b) A total of RM349,694,000 (2004: RM844,827,000) with principal portions which are unsecured, interest bearing and have no fixed terms of repayment. The effective interest rates at the end of the financial year were 4.0% (2004: ranged between 2.9% and 4.0%) per annum. The remaining amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Debtors which are pledged as security for the bank financing facilities are disclosed in Note 21(g). Credit terms of trade debtors range from payment in advance to 60 days.

Concentrations of credit risk with respect to trade debtors are limited due to the Group's large number of customers. The Directors believe that there is no additional credit exposure above the amounts provided.

20 DEFERRED TAX

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Deferred tax assets	**548,326**	602,774	**—**	—
Deferred tax liabilities (Note 23(b))	**(15,963)**	(17,624)	**(15,913)**	(4,700)
	532,363	585,150	**(15,913)**	(4,700)
At beginning of financial year/period	**585,150**	593,436	**(4,700)**	—
(Charged)/credited to profit and loss account:				
– tangible fixed assets	**(76,144)**	(10,652)	**—**	—
– film library and programme rights	**(61)**	—	**—**	—
– tax losses	**12,561**	23,684	**—**	—
– provisions and accruals	**2,540**	(15,321)	**—**	—
– interest receivable	**2,349**	(7,200)	**(11,213)**	(4,700)
– provision for doubtful debts	**6,640**	1,189	**—**	—
– others	**(688)**	(162)	**—**	—
	(52,803)	(8,462)	**(11,213)**	(4,700)
Other movements:				
– Acquisition of a subsidiary	**—**	165	**—**	—
– Currency translation differences	**16**	11	**—**	—
At end of financial year/period	**532,363**	585,150	**(15,913)**	(4,700)
DEFERRED TAX ASSETS (BEFORE OFFSETTING)				
Tangible fixed assets	**57,390**	133,958	**—**	—
Tax losses	**457,754**	444,580	**—**	—
Provisions and accruals	**19,753**	17,515	**—**	—
Provision for doubtful debts	**15,317**	8,332	**—**	—
Others	**15**	38	**—**	—
	550,229	604,423	**—**	—
Offsetting	**(1,903)**	(1,649)	**—**	—
DEFERRED TAX ASSETS (AFTER OFFSETTING)	**548,326**	602,774	**—**	—

20 DEFERRED TAX (Cont'd.)

	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
DEFERRED TAX LIABILITIES (BEFORE OFFSETTING)				
Tangible fixed assets	**(556)**	(1,649)	—	—
Film library and programme rights	**(1,389)**	—	—	—
Interest receivable	**(15,913)**	(17,600)	**(15,913)**	(4,700)
Others	**(8)**	(24)	—	—
	(17,866)	(19,273)	**(15,913)**	(4,700)
Offsetting	**1,903**	1,649	—	—
DEFERRED TAX LIABILITIES (AFTER OFFSETTING)	**(15,963)**	(17,624)	**(15,913)**	(4,700)
The deferred tax assets are expected to be recovered as follows:				
Within one year	**33,910**	102,897	—	—
After one year	**514,416**	499,877	—	—
Total deferred tax assets	**548,326**	602,774	—	—

The Directors have reviewed the business plans for the relevant subsidiaries and are of the opinion that sufficient taxable income will, more likely than not, be generated in future financial years to utilise the tax losses and capital allowances carried forward.

The Group has the following amounts of tax losses, capital allowances and other timing differences carried forward in relation to companies in Malaysia, Hong Kong and other countries for which the related tax effects have not been included in the financial statements:

	Group 2005 RM'000	Group 2004 RM'000
Tax losses carried forward	**219,572**	197,106
Capital allowances carried forward	**456**	30,428
Other timing differences carried forward	**148**	37,303

20 DEFERRED TAX (*Cont'd.*)

In addition, certain Malaysian subsidiaries have unutilised investment tax allowances amounting to approximately:

	Group	
	2005	**2004**
	RM'000	**RM'000**
Investment tax allowances	**482,578**	475,303

The benefits of unutilised tax losses, capital allowances and investment tax allowances can be carried forward indefinitely and will be obtained when the relevant subsidiaries derive future assessable income of a nature and of an amount sufficient for these carried forward tax losses, capital allowances and investment tax allowances to be utilised respectively.

21 BORROWINGS (INTEREST BEARING)

		Group		Company	
	Note	**2005**	**2004**	**2005**	**2004**
		RM'000	**RM'000**	**RM'000**	**RM'000**
AMOUNTS FALLING DUE WITHIN 1 YEAR					
Secured:					
Finance lease liabilities		**29,539**	26,853	—	—
Bank loan		**1,214**	—	—	—
Private debt securities ('PDS')		—	215,653	—	—
Foreign structured trade finance ('ECA')		—	38,913	—	—
		30,753	281,419	—	—
AMOUNTS FALLING DUE AFTER MORE THAN 1 YEAR					
Secured:					
BPI Facilities		**295,964**	44,751	—	—
Finance lease liabilities		**58,976**	88,515	—	—
PDS		—	352,458	—	—
ECA		—	28,986	—	—
USD term loan		—	434,678	—	434,678
		354,940	949,388	—	434,678
Total borrowings		**385,693**	1,230,807	—	434,678

21 BORROWINGS (INTEREST BEARING) (Cont'd.)

		Group		Company	
	Note	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Analysis of total borrowings:					
Secured:					
BPI Facilities	(a)	**295,964**	44,751	—	—
Finance lease liabilities	(b)	**88,515**	115,368	—	—
Bank loan	(c)	**1,214**	—	—	—
PDS	(d)	—	568,111	—	—
ECA	(e)	—	67,899	—	—
USD term loan	(f)	—	434,678	—	434,678
		385,693	1,230,807	—	434,678
Maturity period:					
- amounts falling due within 1 year		**30,753**	281,419	—	—
- amounts falling due after more than 1 year but not more than 2 years		**32,493**	234,890	—	—
- amounts falling due after more than 2 years but not more than 5 years		**26,483**	669,747	—	434,678
- amounts falling due after more than 5 years		**295,964**	44,751	—	—
		385,693	1,230,807	—	434,678

Total borrowings are denominated in the following currencies:

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
RM	**384,479**	728,230	—	—
USD	—	502,577	—	434,678
Others	**1,214**	—	—	—
	385,693	1,230,807	—	434,678
Maturity of undrawn committed borrowing facilities:				
Within 1 year	**855,000**	611,000	**855,000**	361,000
More than 1 year	**485,000**	200,000	**285,000**	—
	1,340,000	811,000	**1,140,000**	361,000

21 BORROWINGS (INTEREST BEARING) (Cont'd.)

The effective interest rates per annum of the bank financing facilities as at the end of the financial year are as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	%	%	%	%
BPI Facilities	**7.3**	7.3	—	—
Bank loan	**8.0**	—	—	—
PDS:				
Bank Guaranteed Fixed Rate Bonds ('Bonds')	—	8.1	—	—
Medium Term Notes ('MTN')	—	5.9 to 6.0	—	—
ECA:				
Export Kreditnamnden ('EKN')	—	9.0 to 9.1	—	—
Office National du Ducroire ('OND')	—	7.7 to 7.8	—	—
Commercial Facility	—	8.0 to 8.2	—	—
USD term loan	—	5.7	—	5.7

(a) RM500.0 million term loan facility with bank guarantee sub-limit of RM100.0 million ('BPI Facilities')

On 6 February 2003, MBNS entered into a financing agreement with Bank Pembangunan dan Infrastruktur Malaysia Berhad ('BPI') for term loan facilities as described above. The BPI Facilities have a tenure of 10 years and consist of 2 tranches as follows:

Tranche 1: RM300.0 million is available within 12 months from date of the agreement. Interest is payable at 7.0% per annum for the 1st to 5th year and 1.5% per annum over the lender's cost of funds ('COF') as defined in the agreement for the 6th to 10th year. As at 31 January 2005, the full amount has been utilised (2004: RM50 million).

Tranche 2: RM200.0 million is available within 5 years from date of the agreement. Interest is payable at 1.5% per annum over the COF.

The BPI Facilities are subject to covenants, representations and warranties, events of default and MBNS consolidated financial ratio covenants.

Interest is payable semi-annually in arrears. The BPI Facilities are repayable in the 9th and 10th years from date of first drawdown at equal instalments of RM250.0 million each. The bank guarantee interest per annum is 1.0% on the amount guaranteed. The assets pledged as collateral under the BPI Facilities are disclosed in Note 21(g).

21 BORROWINGS (INTEREST BEARING) (Cont'd.)

(b) Finance lease liabilities

This represents amounts owing to MEASAT Satellite Systems Sdn. Bhd. ('MSS'), a related party, for the lease of transponders on the Malaysia East Asia Satellite 1 ('M1').

	Group	
	2005	**2004**
	RM'000	**RM'000**
Lease rental obligations:		
Amounts falling due within 1 year	**29,539**	26,853
Amounts falling due after more than 1 year	**58,976**	88,515
Total	**88,515**	115,368

The effective interest rate of the finance lease is 9.7% (2004: 9.7%) per annum. The transponder lease rental payments are payable quarterly in advance over the term of 11.5 years, which commenced on 1 May 1996.

The following is a summary of the minimum lease payments:

	Group	
	2005	**2004**
	RM'000	**RM'000**
LEASE RENTAL OBLIGATIONS		
Minimum lease payments:		
- amounts falling due within 1 year	**37,029**	37,029
- amounts falling due after more than 1 year but not more than 2 years	**37,029**	37,029
- amounts falling due after more than 2 years but not more than 5 years	**27,774**	64,803
	101,832	138,861
Future finance charges on finance lease	**(13,317)**	(23,493)
Present value of lease rental obligations	**88,515**	115,368
MATURITY PERIOD		
Not later than 1 year	**29,539**	26,853
Later than 1 year and not later than 2 years	**32,493**	29,539
Later than 2 years and not later than 5 years	**26,483**	58,976
Present value of lease rental obligations	**88,515**	115,368

One of the five transponders leased on M1 is rent free until revenue is generated from commercial use of that transponder, whereupon the rental will be mutually agreed based on prevailing market rates, prorated for transponder capacity utilised.

21 BORROWINGS (INTEREST BEARING) (Cont'd.)

(c) Bank loan

A standby letter of credit valid from 2 November 2004 to 2 May 2005 has been provided as security for the bank loan.

(d) RM715.0 million Private Debt Securities ('PDS')

The Medium Term Notes and Bonds, which were part of the PDS facility were settled on 14 June 2004 and early redeemed on 15 June 2004 respectively. Interest payable on early redemption of the Bonds was RM23.4 million.

(e) USD80.0 million foreign structured trade finance ('ECA') facility

The entire ECA facility was fully settled on 7 June 2004.

(f) USD265 million term loan facilities ('USD term loan')

The outstanding amount of the USD term loan amounting to RM456 million (USD120 million) was fully repaid on 7 October 2004.

(g) Securities for bank financing facilities

The USD term loan is secured by corporate guarantees from AAAN Bermuda, AOL, CPL, CFEL and CMCL, debentures, bank accounts assignments and share charges by the Company, AAAN Bermuda, AOL, EAE, CEHL, CPL, CMCL and CFEL.

All assets of MBNS and Digicast (before elimination of inter-company balances) are pledged as securities on a pari passu basis to the PDS, ECA and BPI Facilities.

As at 31 January 2005, the discharge of the securities created under the USD term loan, PDS and ECA facilities, which have been repaid, is in progress.

The rights, title, interest and benefits of MBNS for the following are also assigned to the PDS, ECA and BPI Facilities:

(i) All Asia Broadcast Centre leased land.

(ii) M1 transponder lease agreement with MSS, the transponder insurance and the broadcasters all risk policy.

(iii) Agreement for the supply of daughter smartcards and the Mediaguard system licence agreement, both with the Societe Europeene de Controle D'acces; and Mediahighway licence agreement with Canal+.

The Company, AAAN Bermuda, CPL, CMCL, CFEL and MBNS are required to establish various bank accounts to be managed by or secured in favour of their respective lenders.

In general, all monies received (except for cash proceeds from the Company's IPO) are required to be deposited into the assigned bank accounts and to be applied in specific manner as permitted under the various financing agreements in respect of the USD term loan, PDS, ECA and BPI Facilities.

21 BORROWINGS (INTEREST BEARING) (Cont'd.)

(g) Securities for bank financing facilities (Cont'd.)

The bank balances in the aforementioned bank accounts are as follows:

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Bank balances	**22,223**	24,245	—	63
Deposits with licensed banks and financial institutions	—	181,081	—	173,968
	22,223	205,326	—	174,031

The finance lease liabilities are effectively secured as the rights of the leased asset revert to the lessor in the event of default.

Deposits are pledged by certain subsidiaries in the Group with commercial banks to provide up to 100% security coverage for ad-hoc bank guarantees and letters of credit issued on the subsidiaries' behalf. The deposits are pledged by way of letters of set-off with the banks. Total amount of deposits pledged are RM1,982,000 (2004: RM1,675,000).

(h) USD300 million guaranteed term and revolving facilities

The Company entered into a USD300 million guaranteed term and revolving facilities agreement dated 18 October 2004 arranged by Citibank Malaysia (L) Limited and DBS Bank Limited. The facilities, comprising Tranche A (USD150 million), Tranche B (USD75 million) and Tranche C (USD75 million), will be used to refinance, prepay or reimburse the Company's debts and to finance the general corporate purposes and working capital of the Company and its subsidiaries. As at 31 January 2005, the Company has not drawn down the facilities.

22 CREDITORS

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
AMOUNTS FALLING DUE WITHIN 1 YEAR				
Trade creditors	**263,301**	380,595	—	—
Other creditors	**163,935**	182,750	**4,308**	11,073
Amounts due to subsidiaries	—	—	**6,406,841**	295,765
Amounts due to related parties	**19,769**	31,687	**1**	2,880
Deferred income	**85,778**	73,612	—	—
	532,783	668,644	**6,411,150**	309,718

22 CREDITORS (Cont'd.)

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
AMOUNTS FALLING DUE AFTER MORE THAN 1 YEAR				
Trade creditors	**143,874**	30,910	—	—
Other creditors	**835**	—	—	—
Amount due to a related party	**8,295**	8,442	—	—
Amount due to an associate	**361**	349	—	—
	153,365	39,701	—	—

Credit terms granted by vendors generally range from no credit to 90 days. Vendors of set-top boxes have granted extended payment terms of 12 months and 24 months ('vendor financing') on letter of credit basis to the Group as set out below:

(i) Interest charged for 12 months vendor financing terms is at the twelve-month USD LIBOR calculated at 335 days from invoice date and/or the twelve-month Singapore Inter Bank Offer Rate ('SIBOR') + 1.5% per annum calculated at 360 days from delivery date.

(ii) Interest charged for 24 months vendor financing terms is at two year USD swap rate calculated at 700 days from invoice date and/or twenty-four month SIBOR (as defined in the agreement) + 1.5% per annum calculated at 725 days from delivery date.

The effective interest rates at the end of the financial year ranged between 1.3% and 5.0% (2004: 1.3% and 3.2%) per annum.

23 PROVISIONS FOR LIABILITIES AND CHARGES

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Amounts falling due within 1 year	—	4,952	—	—
Amounts falling due after more than 1 year	**18,631**	21,367	**15,913**	4,700
	18,631	26,319	**15,913**	4,700

AMOUNTS FALLING DUE WITHIN 1 YEAR				
Set-top boxes				
At beginning of financial year	**4,952**	62,168	—	—
Utilised during the financial year	**(4,952)**	(57,216)	—	—
At end of financial year	—	4,952	—	—

23 PROVISIONS FOR LIABILITIES AND CHARGES (Cont'd.)

AMOUNTS FALLING DUE WITHIN 1 YEAR (Cont'd.)

Set-top boxes (Cont'd.)

The Group was committed to replace, free of charge, an estimated total of 172,000 units of first generation set-top boxes of active multi channel television subscribers with second generation set-top boxes that feature enhanced interactive functionalities. As at 31 January 2005, all (2004: 161,000) units have been replaced.

AMOUNTS FALLING DUE AFTER MORE THAN 1 YEAR

		Group		Company	
	Note	**2005 RM'000**	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Provision for associates	(a)	**2,668**	3,743	**—**	—
Deferred tax liabilities	(b)	**15,963**	17,624	**15,913**	4,700
Total amounts falling due after more than 1 year		**18,631**	21,367	**15,913**	4,700

(a) Provision for the Group's share of deficiency in net assets of associates

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
At beginning of financial year	**3,743**	3,429	**—**	—
Transfer from investment in associates	**(1,075)**	314	**—**	—
At end of financial year	**2,668**	3,743	**—**	—

(b) Deferred tax liabilities

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
At beginning of financial year/period	**17,624**	10,400	**4,700**	—
(Credited)/charged during the financial year/period	**(1,661)**	7,224	**11,213**	4,700
At end of financial year/period	**15,963**	17,624	**15,913**	4,700

Details of deferred tax liabilities are disclosed in Note 20.

24 CALLED UP SHARE CAPITAL

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Total share capital is analysed as follows:				
Authorised				
(a) Equity	**1,851,000**	1,851,000	**1,851,000**	1,851,000
(b) Non-equity	**9,947**	9,947	**9,947**	9,947
	1,860,947	1,860,947	**1,860,947**	1,860,947
Allotted, called up and fully paid				
(a) Equity	**1,192,173**	1,189,541	**1,192,173**	1,189,541
(b) Non-equity	—	—	—	—
	1,192,173	1,189,541	**1,192,173**	1,189,541

(a) Equity

(i) Authorised share capital

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Ordinary shares of 10p each				
At beginning of financial year (3,000,000,000 ordinary shares)	**1,851,000**	1,851,000	**1,851,000**	—
At date of incorporation (500,000 ordinary shares) *	—	—	—	309
Created during the financial period (2,999,500,000 ordinary shares)	—	—	—	1,850,691
At end of financial year/period (3,000,000,000 ordinary shares)	**1,851,000**	1,851,000	**1,851,000**	1,851,000

	Group		Company	
	2005	**2004**	**2005**	**2004**
	GBP'000	**GBP'000**	**GBP'000**	**GBP'000**
At end of financial year/period	**300,000**	300,000	**300,000**	300,000

* At date of incorporation, the Company's authorised share capital consisted of 50,000 ordinary shares of GBP1.00 each. On *20 September 2003, the Company sub-divided and converted the nominal value of its authorised share capital into ordinary* shares of 10p each.

24 CALLED UP SHARE CAPITAL (Cont'd.)

(a) Equity (Cont'd.)

(ii) Allotted, called up and fully paid share capital

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Ordinary shares of 10p each				
At beginning of financial year (1,918,758,461 (2004: 1,185,548,556) ordinary shares)	**1,189,541**	724,429	**1,189,541**	—
At date of incorporation (20 ordinary shares)	—	*	—	*
Share swap with AAAN Bermuda (1,185,548,556 ordinary shares)	—	—	—	724,429
Shares allotted pursuant to IPO (508,400,000 ordinary shares)	—	322,504	—	322,504
Conversion of Series I RCPS to ordinary shares (116,590,707 ordinary shares)	—	73,959	—	73,959
Conversion of Series II RCPS to ordinary shares (108,219,178 ordinary shares)	—	68,649	—	68,649
Shares allotted pursuant to exercise of share options (3,690,900 ordinary shares)	**2,632**	—	**2,632**	—
At end of financial year/period (1,922,449,361 (2004: 1,918,758,461) ordinary shares)	**1,192,173**	1,189,541	**1,192,173**	1,189,541

	Group		Company	
	2005 GBP'000	**2004 GBP'000**	**2005 GBP'000**	**2004 GBP'000**
At end of financial year/period	**192,245**	191,876	**192,245**	191,876

* At date of incorporation, the Company allotted 2 subscriber shares of GBP1.00 each at par. On 20 September 2003, the Company sub-divided and converted the nominal value of the Company's allotted share capital into 20 ordinary shares of 10p each.

24 CALLED UP SHARE CAPITAL (Cont'd.)

(b) Non-equity

(i) Authorised share capital

	Company and Group	
	2005 RM'000	**2004 RM'000**
RPS of GBP1.00 each (49,998 RPS)	**299**	299
Series I RCPS of 1p each (53,947,368 RCPS)	**3,296**	3,296
Series II RCPS of 1p each (103,947,368 RCPS)	**6,352**	6,352
Total non-equity authorised share capital	**9,947**	9,947

	Company and Group	
	2005 GBP'000	**2004 GBP'000**
RPS of GBP1.00 each	**50**	50
Series I RCPS of 1p each	**539**	539
Series II RCPS of 1p each	**1,039**	1,039
At end of financial year/period	**1,628**	1,628

49,998 RPS of GBP1.00 each (RM299,000), 53,947,368 Series I RCPS of 1p each (RM3,296,000) and 103,947,368 Series II RCPS of 1p each (RM6,352,000) were created by the Group and Company in the financial year/period ended 31 January 2004. There are no movement in the non-equity share capital in the financial year ended 31 January 2005.

(ii) Allotted, called up and fully paid share capital

The analysis of movement in non-equity share capital in the previous financial year/period is as follows:

(a) 49,998 RPS of GBP1.00 each (RM299,000) was allotted and fully redeemed by the Group and Company.

(b) 75,000,000 A Series RCPS of USD0.01 each (RM2,850,000) brought forward was fully redeemed by the Group.

(c) 53,947,368 B Series RCPS of USD0.01 each (RM2,050,000) brought forward was fully exchanged with Series I RCPS by the Group.

(d) 103,947,368 C Series RCPS of USD0.01 each (RM3,950,000) was allotted and fully exchanged with Series II RCPS by the Group.

(e) 53,947,368 Series I RCPS of 1p each (RM3,296,000) was allotted and fully converted to ordinary shares by the Group and Company.

(f) 103,947,368 Series II RCPS of 1p each (RM6,352,000) was allotted and fully converted to ordinary shares by the Group and Company.

The A Series, B Series and C Series RCPS are the authorised and allotted non-equity share capital of AAAN Bermuda.

24 CALLED UP SHARE CAPITAL (Cont'd.)

2003 Employee Share Option Scheme ('ESOS') and 2003 Management Share Incentive Scheme ('MSIS') (collectively the 'Schemes')

The Company's ESOS and MSIS came into effect on 22 October 2003 for a period of 10 years. These Schemes are governed by the 2003 Bye-Laws, which were approved by the Board of Directors and Shareholders of the Company on 29 September 2003.

The main features of the ESOS and MSIS are as follows:

(a) The total number of shares which may be allotted by the Company shall not exceed in aggregate 10% of the Company's allotted, called up and fully paid share capital at any time during the existence of these Schemes.

(b) The total number of shares which may be allotted under options granted under these Schemes to executive directors and members of senior management of the Company and its subsidiaries shall not exceed in aggregate 50% of the shares available under these Schemes.

(c) The total number of shares which may be allotted under options granted under these Schemes to any employee who, either singly or collectively through his/her associates, holds 20% or more in the allotted, called up and fully paid share capital of the Company shall not exceed in aggregate 10% of the shares available under these Schemes.

(d) Subject to the discretion of the Board, any employee (including an executive director) shall be eligible to participate in the ESOS. In addition, an employee shall be eligible to participate in the MSIS Scheme if the employee has attained a level of seniority determined by the Board.

(e) The option price under the ESOS and MSIS initial grant, is the price at which a share is subscribed for by a retail investor under the IPO.

(f) The option price under the ESOS and MSIS for any subsequent grant, is the weighted average of the market price quotation of shares for the five market days immediately preceding the date on which the option is granted less, if the Board of Directors shall so determine at their discretion from time to time, a discount of not more than 10% or the par value of a share, whichever is higher.

(g) Details of the share option eligibility criteria may be obtained by the employees from the Human Resource Division.

(h) No option shall be granted pursuant to these Schemes on or after the tenth anniversary of the date on which these Schemes shall become effective, and no awards granted prior to such tenth anniversary may extend beyond that.

The movement of the options over ordinary shares during the financial year are as follows:

	Company Number of options over ordinary shares	
	ESOS	**MSIS**
At 1 February 2004	**27,114,800**	**7,547,500**
Granted	**3,132,000**	**745,900**
Lapsed	**(1,937,000)**	**(270,000)**
Exercised	**(3,690,900)**	**—**
At 31 January 2005	**24,618,900**	**8,023,400**

24 CALLED UP SHARE CAPITAL (Cont'd.)

2003 Employee Share Option Scheme ('ESOS') and 2003 Management Share Incentive Scheme ('MSIS') (collectively the 'Schemes') (Cont'd.)

ESOS

The share options granted give the option holders the right to purchase the shares of the Company. The share options vest over a period of 3 years from the date of grant, whereby one third of the options granted will vest each year. The weighted average share price of the ESOS exercised during the financial year is RM5.40.

The options over ordinary shares of the Company outstanding under the ESOS as at 31 January 2005, consist of the following:

Date granted	Expiry date	Exercise price RM	Vesting period	Number of options over ordinary shares
22 October 2003	21 October 2013	3.65	22 October 2004 - 2006	21,139,100
30 January 2004	21 October 2013	3.96	30 January 2005 - 2007	456,800
19 May 2004	21 October 2013	4.40	19 May 2005 - 2007	498,800
30 April 2004	21 October 2013	4.75	30 April 2005 - 2007	1,002,500
30 July 2004	21 October 2013	4.10	30 July 2005 - 2007	567,100
30 October 2004	21 October 2013	4.59	30 October 2005 - 2007	561,100
30 January 2005	21 October 2013	5.13	30 January 2006 - 2008	393,500
				24,618,900

MSIS

The share options granted give the option holders the right to purchase the shares of the Company. The share options vest on 30 April 2006, subject to the Group meeting certain performance criteria, and are exercisable 3 years from 22 October 2003, the date of the initial grant.

The options over ordinary shares of the Company outstanding under the MSIS as at 31 January 2005, consist of the following:

Date granted	Expiry date	Exercise price RM	Vesting date	Number of options over ordinary shares
22 October 2003	21 October 2013	3.65	30 April 2006	7,277,500
30 April 2004	21 October 2013	4.75	30 April 2006	395,900
30 July 2004	21 October 2013	4.10	30 April 2006	180,000
30 October 2004	21 October 2013	4.59	30 April 2006	170,000
				8,023,400

Options granted under the ESOS and MSIS schemes do not carry any dividend or voting rights prior to the exercise of the options. Upon exercise of the options, shares allotted rank pari passu in all respects with existing ordinary shares of the Company.

25 SHARE PREMIUM

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Equity:				
Premium on ordinary shares of 10p each				
At beginning of financial year/date of incorporation	**2,108,102**	—	**2,108,102**	—
Premium on allotment of ordinary shares:				
- pursuant to IPO	—	1,707,407	—	1,707,407
- on conversion of Series I RCPS	—	178,855	—	178,855
- on conversion of Series II RCPS	—	326,351	—	326,351
- pursuant to exercise of share options	**10,840**	—	**10,840**	—
- transfer from other reserve on exercise of share options	**1,513**	—	**1,513**	—
Shares allotment expenses	—	(104,511)	—	(104,511)
At end of financial year/period	**2,120,455**	2,108,102	**2,120,455**	2,108,102

Non-equity:

Upon the redemption/exchange/conversion of the non-equity share capital as disclosed in Note 24, the corresponding share premium was written off in the previous financial year as summarised below:

a) Brought forward premium of RM282,150,000 on A Series RCPS of USD0.01 each for the Group was written off upon the redemption of the RCPS.

b) Brought forward premium of RM202,950,000 on B Series RCPS of USD0.01 each for the Group was written off upon the exchange with Series I RCPS.

c) Premium of RM391,050,000 on C Series RCPS of USD0.01 each for the Group, arose on allotment of C Series RCPS, was written off upon the exchange with Series II RCPS.

d) Premium of RM201,704,000 and RM247,974,000 on Series I RCPS of 1p each for the Group and Company respectively, arose on allotment of Series I RCPS, were written off upon the conversion to ordinary shares.

e) Premium of RM388,648,000 on Series II RCPS of 1p each for the Group and Company respectively, arose on allotment of Series II RCPS, were written off upon the conversion to ordinary shares.

26 MERGER RESERVE

Merger reserve arose from the Company's business combination with AAAN Bermuda. The merger reserve represents the excess of the fair value of the share capital of AAAN Bermuda acquired of RM1,451,599,000 over the nominal value of shares of the Company being allotted of RM724,429,000.

27 OTHER RESERVE

	Group		Company	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
At beginning of financial year/period	**9,170**	—	**9,170**	—
Additions	**5,705**	9,170	**5,705**	9,170
Transfer to share premium	**(1,513)**	—	**(1,513)**	—
At end of financial year/period	**13,362**	9,170	**13,362**	9,170

Other reserve represents the cumulative intrinsic value of shares allotted under the Preferential Share Allocation Scheme and options over ordinary shares granted under ESOS which has been charged to the profit and loss account.

28 NET CASH INFLOW FROM OPERATING ACTIVITIES

Reconciliation of operating profit to net cash inflow from operating activities:

	Group	
	2005 RM'000	2004 RM'000
Operating profit	**267,088**	149,330
Equity compensation benefits (Note 6)	**5,705**	9,170
Amortisation of film library and programme rights (Note 12)	**139,807**	72,880
Amortisation of goodwill (Note 13)	**26,545**	22,359
Amortisation of other intangible assets (Note 14)	**530**	—
Depreciation of tangible fixed assets (Note 15)	**78,029**	93,815
Gain on disposal of tangible fixed assets (Note 4)	**(675)**	(1,126)
Write off of tangible fixed assets (Note 4)	**1,262**	22
Contra arrangements – revenue	**(4,364)**	(7,446)
	513,927	339,004
Changes in working capital:		
Film library and programme rights	**(123,756)**	(83,647)
Payment for remastering costs	—	(49,464)
Stocks	**(2,315)**	25,266
Debtors	**(133,580)**	(49,259)
Creditors	**(19,326)**	37,698
Provision for liabilities and charges	**(4,952)**	(57,216)
Net cash inflow from operating activities	**229,998**	162,382

29 NON-CASH TRANSACTIONS

For the purpose of cash flow statement, the principal non-cash transactions are as follows:

Group

FINANCIAL YEAR ENDED 31.1.2005

(a) Advertising airtime sales in exchange for tangible fixed assets of RM393,000 and consumable items of RM3,971,000 and subsequent settlement of liabilities using these consumable items.

FINANCIAL YEAR ENDED 31.1.2004

(a) Advertising airtime sales in exchange for tangible fixed assets of RM3,457,000, film library and programme rights of RM910,000 and consumable items of RM3,079,000 and subsequent settlement of liabilities using these consumable items.

(b) Gain on dispute settlement of RM24,015,000 was received in the form of free set-top boxes. These set-top boxes are subsequently charged to cost of sales upon sale to subscribers.

(c) Allotment of 1,185,548,556 ordinary shares of 10p each amounting to RM724,429,000 in the Company as consideration for the acquisition of 1,185,548,556 ordinary shares of USD0.10 each in AAAN Bermuda.

(d) Allotment of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company in exchange for 53,947,368 B Series RCPS of USD0.01 each and 103,947,368 C Series RCPS of USD0.01 each respectively in AAAN Bermuda.

(e) Conversion of 53,947,368 Series I RCPS of 1p each and 103,947,368 Series II RCPS of 1p each in the Company into 224,809,885 new ordinary shares of 10p each in the Company.

(f) Allotment of 49,998 RPS of GBP1.00 each in the Company at par and subsequent redemption at par.

30 CASH FLOW ON ACQUISITIONS

The impact of acquisition of subsidiaries during the previous financial year on the cash flows of the Group is as follows:

	Group 2004 RM'000
Purchase consideration discharged by cash	(61,567)
Cash and cash equivalents of subsidiaries acquired	9,684
Cash outflow on acquisitions	(51,883)

31 NET CASH

Group	Deposits, cash and bank balances (excluding liquid resources) RM'000	Total borrowings RM'000	Liquid resources RM'000	Total RM'000
At 1 February 2004	**1,533,254**	**(1,230,807)**	**207,001**	**509,448**
Cash flow	**(590,879)**	**921,388**	**(182,796)**	**147,713**
Other non-cash changes	—	**(76,274)**	—	**(76,274)**
Exchange movements	**(48)**	—	—	**(48)**
At 31 January 2005	**942,327**	**(385,693)**	**24,205**	**580,839**

Liquid resources comprise restricted bank balances and deposits. Non-cash changes principally comprise of interest charges on borrowings.

32 FINANCIAL INSTRUMENTS

(a) Financial liabilities

(i) The carrying amounts of the Group's and the Company's financial liabilities at the balance sheet date approximate their fair values except as set out below:

	2005		2004	
Group	**Book value RM'000**	**Fair value RM'000**	**Book value RM'000**	**Fair value RM'000**
Fixed rate financial liabilities which are denominated in RM				
Bonds	—	—	352,458	366,620
MTN	—	—	215,653	215,653
BPI Facilities	**295,964**	**313,811**	44,751	52,268
Finance lease facilities	**88,515**	**96,406**	115,368	128,654
	384,479	**410,217**	728,230	763,195

The interest on creditors – amounts falling due after more than one year are charged on floating rate basis and hence the carrying amounts approximate their fair values at the respective balance sheet dates.

32 FINANCIAL INSTRUMENTS (Cont'd.)

(a) Financial liabilities (Cont'd.)

(ii) The maturity profile of the Group's and the Company's financial liabilities are as follows:

	Group	
	2005	**2004**
	RM'000	**RM'000**
Amounts falling due within 1 year	**525,819**	876,451
Amounts falling due after more than 1 year but not more than 2 years	**185,858**	274,591
Amounts falling due after more than 2 years but not more than 5 years	**26,483**	669,747
Amounts falling due after more than 5 years	**295,964**	44,751
	1,034,124	1,865,540

	Company	
	2005	**2004**
	RM'000	**RM'000**
Amounts falling due within 1 year	**6,459,211**	309,718
Amounts falling due after more than 2 years but not more than 5 years	**—**	434,678
	6,459,211	744,396

(iii) The interest rate risk profile of the Group's fixed rate financial liabilities which are denominated in RM are as follows:

	Group	
	2005	**2004**
Weighted average interest rate (%)	**8.2**	7.9
Weighted average period for which rate is fixed (years)	**7.2**	6.4

As at 31 January 2004 and 31 January 2005, the Company has no fixed rate financial liabilities.

The valuation basis of financial liabilities is explained in the accounting policies relating to fair value estimation.

32 FINANCIAL INSTRUMENTS (Cont'd.)

(b) Financial assets

(i) The carrying amounts of the Group's and the Company's financial assets at the balance sheet date approximate their fair values.

(ii) The interest rate risk and currency profile of the Group's and the Company's financial assets are as follows:

Group	2005			2004		
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000
RM	**897,562**	**325,726**	**1,223,288**	1,504,111	226,584	1,730,695
USD	**16,984**	**31,113**	**48,097**	184,384	20,754	205,138
HKD	**—**	**7,584**	**7,584**	—	33,692	33,692
Others	**2,364**	**35,634**	**37,998**	3,998	20,599	24,597
	916,910	**400,057**	**1,316,967**	1,692,493	301,629	1,994,122

Company	2005			2004			
Currency	Fixed rate* RM'000	No interest rate** RM'000	Total RM'000	Fixed rate* RM'000	Floating rate RM'000	No interest rate** RM'000	Total RM'000
RM	**345,423**	**418,037**	**763,460**	1,142,249	—	92,838	1,235,087
USD	**321,172**	**211,918**	**533,090**	177,271	824,977	14,016	1,016,264
HKD	**45,507**	**128**	**45,635**	19,850	—	—	19,850
Others	**—**	**2,855**	**2,855**	—	—	2,818	2,818
	712,102	**632,938**	**1,345,040**	1,339,370	824,977	109,672	2,274,019

* The financial assets of the Group and the Company which earn interest are deposits with licensed banks and financial institutions and certain debtors.

** The financial assets of the Group and the Company which do not earn interest are principally debtors.

Deposits of the Group and the Company have an average maturity of 21 days (2004: 24 days) and 32 days (2004: 26 days) respectively. The effective weighted average interest rates applicable to the Group's and the Company's financial assets as at the end of the financial year were 2.6% (2004: 2.6%) and 3.2% (2004: 2.7%) per annum respectively.

32 FINANCIAL INSTRUMENTS (Cont'd.)

(c) Currency exposure

The currency exposure of financial assets and financial liabilities of the Group that are not denominated in functional currency of the respective companies is set out below. Currency risk in respect of intragroup debtors and creditors have been included in the Group's currency exposure below as the exposure is not eliminated at Group level:

	2005			2004	
	Functional currency				
Group	**HKD RM'000**	**USD RM'000**	**RM RM'000**	**USD RM'000**	**RM RM'000**
CURRENCY EXPOSURE					
USD					
Debtors	**10,109**	**—**	**9,980**	—	16,947
Deposits, cash and bank balances	**5,831**	**—**	**17,790**	—	184,472
Creditors	**(8,949)**	**—**	**(204,316)**	—	(206,227)
Borrowings	**—**	**—**	**—**	—	(502,578)
	6,991	**—**	**(176,546)**	—	(507,386)
HKD					
Debtors	**—**	**—**	**—**	—	19,801
Deposits, cash and bank balances	**—**	**—**	**9**	—	10
Creditors	**—**	**—**	**47**	—	(111)
	—	**—**	**56**	—	19,700
Others					
Debtors	**2,579**	**813**	**12,655**	51	5,966
Deposits, cash and bank balances	**827**	**—**	**271**	—	228
Creditors	**(1,253)**	**(10,480)**	**(10,530)**	(9,560)	(18,177)
	2,153	**(9,667)**	**2,396**	(9,509)	(11,983)

32 FINANCIAL INSTRUMENTS (Cont'd.)

(d) Unrecognised financial instruments

The contracted amount and fair value of financial instruments not recognised in the balance sheet as at the end of the financial year are as follows:

	Group		Company	
	2005 RM'000	**2004 RM'000**	**2005 RM'000**	**2004 RM'000**
Interest rate swap agreements				
– contractual value	**427,556**	—	**427,556**	—
– unrealised gains	**338**	—	**338**	—
– unrealised losses	**(1,968)**	—	**(1,968)**	—
Fair value	**425,926**	—	**425,926**	—

33 SIGNIFICANT RELATED PARTY DISCLOSURES

The Group has a number of related party transactions, some of which are disclosed in other notes to the financial statements. The Group's policy is, where practicable, to agree terms with the related parties which are similar to those that would be available if the transaction was contracted with a third party.

The Group has entered into a variety of related party transactions with companies directly or indirectly controlled by or associated with Usaha Tegas Sdn. Bhd. ('UTSB') as well as companies or entities directly or indirectly controlled by or associated with Ananda Krishnan Tatparanandam or in which he is deemed to have an interest, both of whom are deemed substantial shareholders of the Company. UTSB is ultimately controlled by the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam and foundations including those for charitable purposes ('the Trust'). The trustee of the Trust is the controlling shareholder of the Company as defined by FRS 8, Related Party Transactions.

The principal companies associated with UTSB are Tanjong Public Limited Company ('Tanjong') and Maxis Communications Berhad ('Maxis'). MAI Holdings Sdn. Bhd. is ultimately controlled by Ananda Krishnan Tatparanandam.

Related parties	**Relationship**
Hsin-Chi Broadcast Co., Ltd	Associate of the Company
Kristal-ASTRO Sdn. Bhd.	Associate of the Company
Maxis Mobile Sdn. Bhd.	Subsidiary of Maxis
Maxis Broadband Sdn. Bhd.	Subsidiary of Maxis
Malaysian Mobile Services Sdn. Bhd.	Subsidiary of Maxis
UTSB Management Sdn. Bhd.	Subsidiary of UTSB
SRG Asia Pacific Sdn. Bhd.	Subsidiary of UTSB
Bonuskad Loyalty Sdn. Bhd.	Associate of UTSB
MEASAT Satellite Systems Sdn. Bhd. ('MSS')	Subsidiary of MAI Holdings Sdn. Bhd.
Valuelabs	Director of a subsidiary of the Company is also a director and shareholder of Valuelabs.

The Group has applied the exemption in FRS 8, Related Party Transactions and not disclosed transactions between the Company and its wholly-owned subsidiaries.

33 SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd.)

The following significant transactions were carried out with related parties:

(a) Sales of goods and services

	Group	
	2005 **RM'000**	**2004** **RM'000**
MULTIMEDIA AND INTERACTIVE SALES TO:		
Maxis Mobile Sdn. Bhd.	**2,106**	3,217
Malaysian Mobile Services Sdn. Bhd.	**6,380**	—
SET-TOP BOXES SALES TO:		
Kristal-ASTRO Sdn. Bhd.	**2,491**	2,855
TRANSPONDER SUBLEASE RENTAL:		
Hsin-Chi Broadcast Co., Ltd	**—**	4,243

(b) Purchases of goods and services

PERSONNEL, STRATEGIC AND OTHER CONSULTANCY AND SUPPORT SERVICES FROM:		
UTSB Management Sdn. Bhd.	**16,919**	17,518
Valuelabs	**7,433**	6,863
MARKETING, PROGRAMMING AND ADVERTISING SERVICES FROM:		
Bonuskad Loyalty Sdn. Bhd.	**2,385**	2,379
TELECOMMUNICATION SERVICES FROM:		
Maxis Broadband Sdn. Bhd.	**6,085**	6,082
INTERACTION CALL CENTER SERVICES FROM:		
SRG Asia Pacific Sdn. Bhd.	**1,842**	2,108
EXPENSES RELATED TO FINANCE LEASE:		
MEASAT Satellite Systems Sdn. Bhd.	**18,147**	17,442

33 SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd.)

(c) Significant year end balances

	Group	
	2005 RM'000	**2004 RM'000**
RECEIVABLE FROM RELATED PARTIES		
Malaysian Mobile Services Sdn. Bhd.	**5,175**	—
Maxis Mobile Sdn. Bhd.	**729**	2,438
Kristal-ASTRO Sdn. Bhd.	**6,202**	6,753
PAYABLE TO RELATED PARTIES		
Valuelabs	**1,239**	2,705
UTSB Management Sdn. Bhd.	**11,717**	24,057
Maxis Broadband Sdn. Bhd.	**3,012**	2,849
MEASAT Satellite Systems Sdn. Bhd.	**90,229**	115,368
SRG Asia Pacific Sdn. Bhd.	**950**	1,097
Bonuskad Loyalty Sdn. Bhd.	**534**	369

(d) Key management personnel's remuneration and emoluments

Remuneration	**7,384**	5,131
Defined Contribution Plan	**246**	239
Benefits in kind	**622**	359
	8,252	5,729

The number of ordinary shares subscribed by key management personnel during the financial year pursuant to the Preferential Share Allocation Scheme is Nil (2004: 975,000).

Number of options over ordinary shares granted to key management during the financial year:

	Group	
	2005 '000	**2004 '000**
ESOS	—	900
MSIS	—	1,813
	—	2,713

34 COMMITMENTS

(a) Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Group		Company	
	2005	**2004**	**2005**	**2004**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Tangible fixed assets	**37,024**	16,733	**72**	8
Investment in an associate	**18,857**	18,928	**—**	—
Advances to associates	**24,167**	—	**2,545**	2,457
	80,048	35,661	**2,617**	2,465

CAPITAL COMMITMENT FOR INVESTMENT IN AN ASSOCIATE

The capital commitment for investment in TVBPH relates to the remaining payment for additional shares allotted to the Group on 30 November 2001 ('Additional Shares') and uncalled ordinary share capital following the acquisition on 20 August 2003 of an additional 10% of the issued ordinary share capital (of which 7.9% has been fully paid) ('Uncalled Shares'). These payments are to be settled in four tranches of HKD9,675,000 each, two of which were due for payment on 30 September 2004 while the remaining two tranches will be called for payment on 30 June 2005. As at 31 January 2005, the Group was negotiating for the deferment of the two tranches which were due on 30 September 2004.

The Additional Shares rank pari passu in all respect with the existing shares except that the Additional Shares shall be credited when paid and voting rights shall accrue in proportion to the amounts paid and dividends shall be apportioned and paid pro-rata according to the amounts paid on the Additional Shares. The shareholding in TVBPH will increase from 26.3% (2004: 26.3%) to 30.0% upon the full payment of the Additional Shares and Uncalled Shares.

CAPITAL COMMITMENT FOR ADVANCES TO ASSOCIATES

The Company's capital commitment for advances of RM2,545,000 (2004: RM2,457,000) (BND1,097,000) was for the funding by the Company to its associate, Kristal-ASTRO Sdn. Bhd.. The capital commitment had been accrued by the Group as disclosed in Note 17.

The Group's commitment for advances of RM24,167,000 (2004: RMNil) relates to commitments to fund its associate, Advanced Wireless Technologies Sdn. Bhd. ('AWT') for the equity capitalisation requirement of UMTS (Malaysia) Sdn. Bhd., a wholly-owned subsidiary of AWT.

(b) Programming commitments

The Group has the following contracted film library and programme rights at the balance sheet date but not recognised in the financial statements:

	Group	
	2005	**2004**
	RM'000	**RM'000**
Film library and programme rights	**37,499**	61,646

34 COMMITMENTS (Cont'd.)

(c) Operating lease commitments

The Group has the following operating lease commitments in respect of land and buildings and other assets, for which the payments extend over a number of years:

	2005		2004	
Group	Land and buildings RM'000	Other assets RM'000	Land and buildings RM'000	Other assets RM'000
Annual commitments expiring:				
Within one year	**447**	**841**	965	732
Between two and five years	**2,056**	**11,157**	320	2,488
After five years	**2,498**	**—**	2,473	—
	5,001	**11,998**	3,758	3,220

(d) Financial support

The Company has confirmed its intention to provide financial support to certain of its subsidiaries to enable them to meet their liabilities and obligations as and when they fall due and to carry on their business without any significant curtailment of operations.

35 CONTINGENT LIABILITIES

The Group has provided a guarantee amounting to RM1,740,000 (2004: RM1,676,000) valid from 30 October 2000 to 29 October 2010 in respect of licence fees payable by third parties.

The Company has provided a bank guarantee amounting to RM870,000 (2004: RMNil) valid from 24 December 2004 to 24 December 2005 for a subsidiary's performance.

36 SIGNIFICANT POST BALANCE SHEET EVENTS

(a) *Proposed acquisition of multi-channel digital satellite pay television and multimedia business in Indonesia*

On 11 March 2005, the Group together with PT Ayunda Prima Mitra, a subsidiary of PT Broadband Multimedia Tbk, have agreed to participate in PT Direct Vision, to provide multi-channel digital satellite pay television and multimedia services in Indonesia. The proposed acquisition will result in the Group holding a 51% effective interest in PT Direct Vision. The Group's initial commitment comprises equity capital of RM58.1 million (USD15.3 million) and shareholder loan facilities of RM133 million (USD35 million).

(b) Acquisition of Radio Lebuhraya Sdn. Bhd. ('RLSB')

On 20 April 2005, the Group completed the acquisition of the entire issued and paid up share capital of RLSB from Anaza Sdn. Bhd. for a total consideration of RM30 million. The principal activity of RLSB is that of a radio broadcasting station.

37 COMPANY PROFIT AND LOSS ACCOUNT FOR THE FINANCIAL YEAR ENDED 31 JANUARY 2005

	Company	
	2005 RM'000	22.7.2003 to 31.1.2004 RM'000
Turnover	**85,714**	15,708
Cost of sales	**—**	—
Gross profit	**85,714**	15,708
Other operating income	**—**	2
Marketing and distribution costs	**(5,283)**	(1,175)
Administrative expenses	**(48,482)**	(21,874)
Operating profit/(loss)	**31,949**	(7,339)
Net interest income	**45,973**	12,176
Profit from ordinary activities before taxation	**77,922**	4,837
Taxation	**(14,662)**	(4,700)
Profit from ordinary activities after taxation	**63,260**	137
Non-equity appropriation	**—**	(1,544)
Equity appropriation (dividend proposed)	**(48,061)**	—
Retained profit/(loss) for the financial year/period	**15,199**	(1,407)

The following items have been charged in arriving at the operating profit/(loss):		
Statutory audit fees to PricewaterhouseCoopers:		
– UK	**228**	214
– firms of worldwide organisation	**221**	145
Other fees to PricewaterhouseCoopers*:		
– audit-related regulatory reporting	**281**	129
– other assurance services	**—**	1,105
Directors' remuneration:		
– fees	**773**	285
– salaries and emoluments	**2,089**	465
– defined contribution plan	**228**	44
Depreciation of tangible fixed assets	**46**	—
Rental of equipment	**36**	—
Rental of building	**9**	—

* In addition, other assurance services fees charged by the Auditors during the financial year ended 31 January 2005 of RMNil (2004: RM6,195,000) was offset against share premium.

STATUTORY DECLARATION

pursuant to Section 169(16) of the Malaysian Companies Act, 1965

I, ROHANA BINTI TAN SRI DATUK HJ ROZHAN, the officer primarily responsible for the financial management of ASTRO ALL ASIA NETWORKS plc, do solemnly and sincerely declare that the financial statements set out on pages 85 to 159 are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declaration Act, 1960.

ROHANA BINTI TAN SRI DATUK HJ ROZHAN

Subscribed and solemnly declared by the abovenamed, Rohana Binti Tan Sri Datuk Hj Rozhan at Kuala Lumpur in Malaysia on 26 May 2005, before me.

COMMISSIONER FOR OATHS

PESURUHJAYA SUMPAH
No. W. 128
HARON HASHIM
MALAYSIA

BILEK 604, PENTHOUSE
TINGKAT 6, BANGUNAN NUBE.
NO: 114, JAL. TUANKU ABD. RAHMAN
50100 K. LUMPUR.

ADDITIONAL DISCLOSURE - LIST OF PROPERTIES HELD

Location	Approximate Age of Building	Tenure	Remaining Lease Period (Expiry of Lease)	Current Use	Land Area (square metre)	Built-up Area (square metre)	Net Book Value as at 31 January 2005 (RM'000)
Lot 11301, 17778, 5800 and part of Lots 7966, 8093 and 14935, Mukim Petaling, Daerah Kuala Lumpur	8 years[(1)]	Sub-lease (land and building)	20 years (31 July 2025)	Television, Radio and Data Media Centre and Office	117,419	32,533	135,779
Lot PT4043 & PT4044, Mukim Kuala Lumpur, Daerah Kuala Lumpur	—	Sub-lease (land)	22 years (31 March 2027)	No formal plans for usage of land	412,780	Not applicable	Operating lease

Notes: Revaluation of properties have not been carried out on any of the above properties to date.

(1) The date of completion of the building was 25 November 1996.

ADDITIONAL DISCLOSURE - UTILISATION OF INITIAL PUBLIC OFFERING PROCEEDS

The status of the utilisation of the proceeds as at 16 May 2005 from the Initial Public Offering ("IPO") is as follows:

	Proposed utilisation of IPO proceeds [1] RM mil	Utilised to date RM mil	Amounts outstanding RM mil
Repayment of a private debt securities facility [2]	632.4	(632.4)	—
Repayment of a foreign export credit agency structured trade facility	77.1	(77.1)	—
Repayment of bearer promissory notes [3]	74.4	(74.4)	—
Part repayment of a syndicated term loan facility	551.0	(551.0)	—
Payment for equity in associate, TVBPH	19.0	—	19.0
Listing expenses [4]	107.7	(107.7)	—
Working capital/general corporate purposes	568.3	(465.7)	102.6
	2,029.9	(1,908.3)	121.6

Note:

(1) *Estimated utilisation as set out in ASTRO's prospectus dated 1 October 2003 adjusted for the final retail price of RM3.65 per share (being 90% of the final institution price of RM4.06 per share which was fixed on 11 October 2003).*

(2) *Following the full repayment of the private debt securities facility, the balance of RM29.4 million remaining on the proposed utilisation of the IPO proceeds for the repayment of private debt securities facility has been transferred in this analysis to working capital/general corporate purposes.*

(3) *On 29 October 2003, the bearer promissory notes were redeemed via the issuance of bearer bills of exchange by the Company. The bearer bills of exchange were repaid on 14 November 2003 from the IPO proceeds.*

(4) *The Company has made full settlement of the listing expenses. Accordingly, the remaining balance of RM2.7 million on the proposed utilisation of the IPO proceeds for listing expenses has been transferred in this analysis to working capital/general corporate purposes.*

ADDITIONAL DISCLOSURE - TRANSACTIONS THROUGH MEDIA AGENCIES

Some of the Group's airtime sales and programme sponsorship arrangements are concluded with non-related, independent media agencies and are entered into on normal commercial terms. The role of these media agencies is to secure the best advertising or promotional packages for their clients among whom is Maxis Communications Berhad, a related party. The value of such transactions, which are not related party transactions is RM19.81 million (FY2004: RM7.91 million).

Material contracts outside the ordinary course of business, entered into by ASTRO ALL ASIA NETWORKS plc ("AAAN") and its subsidiaries involving Directors' and major shareholders' interests still subsisting as at 31 January 2005 or which have been entered into subsequent to the end of the financial year ended 31 January 2004.

No	Parties AAAN Company	 Related Company	Subject Matter	Consideration Value	Date of Agreement/ Duration	Mode of Satisfaction of Consideration	Relationship
1	AAAN MEASAT Broadcast Network Systems (BVI) Ltd ("MBNS (BVI)") ASTRO Overseas Limited (formerly known as AAAN (Bermuda) Limited) ("AOL")	Home Net N.V. ("HomeNet") Mezzanine Equities Sdn Bhd ("Mezzanine")	Deed of Substitution and Release between (i) iTVB Limited; (ii) MBNS (BVI); (iii) HomeNet; (iv) Television Broadcasts Limited; (v) TVB Publishing Holding Ltd; (vi) AOL; (vii) Mezzanine; and (viii) AAAN where AAAN replaced AOL as guarantor for MBNS(BVI) under the Joint Venture and Shareholders' Agreement dated 11 November 1999.	N/A	26 September 2003	N/A	Please refer to note 1
2	MBNS Multimedia Technologies Sdn Bhd ("MMT")	Maxis Communications Berhad ("Maxis") and Advanced Wireless Technologies Sdn Bhd ("AWT")	Shareholders' Agreement pursuant to the completion of the exercise by MMT of the option to subscribe for 833,334 ordinary shares of RM1.00 each ("Option Shares") representing 25% of the enlarged issued and paid-up share capital of AWT.	RM833,334.00 being the consideration paid by MMT for the Option Shares.	25 August 2004	Cash	Please refer to note 2

NOTES:

1. 1.1 MBNS (BVI) is a wholly-owned subsidiary of AAAN via Asia Company No. 1 Limited (formerly known as ASTRO Overseas Limited) and AOL.

   1.2 HomeNet is a wholly-owned subsidiary of Usaha Tegas Sdn Bhd ("UTSB"), a major shareholder of AAAN, via Mezzanine.

   1.3 UTSB, Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean") who are major shareholders of AAAN, are also major shareholders of HomeNet.

   1.4 Ananda Krishnan Tatparanandam ("TAK") who is a major shareholder of AAAN, is also a major shareholder of HomeNet. In addition, TAK is also a Director of PanOcean, Excorp and UTSB.

   1.5 Augustus Ralph Marshall ("RM") is a Director of AAAN, AOL and MBNS (BVI) and also a Director of UTSB. In addition, RM is the Deputy Chairman and Group Chief Executive Officer of AAAN and Chief Executive Officer of AOL and MBNS. RM is also a shareholder of AAAN.

   1.6 Tan Poh Ching ("TPC"), who is a Director of AAAN and AOL, is a shareholder of AAAN. TPC is also a Director of UTSB.

2. 2.1 MMT is a wholly-owned subsidiary of AAAN.

   2.2 UTSB, PSIL, Excorp, PanOcean and TAK, who are major shareholders of MMT via AAAN, are also major shareholders of Maxis. In addition, TAK is a Director of PanOcean, Excorp and UTSB.

   2.3 Tun Haji Mohammed Hanif Bin Omar ("THO"), who is a major shareholder of AAAN, is also a major shareholder of Maxis.

   2.4 Chan Chee Beng ("CCB"), who is Director and shareholder of Maxis, is also Director of UTSB. CCB is also Director of certain subsidiaries of Maxis. CCB does not have any equity interest in UTSB, AWT or in MMT.

   2.5 RM and TPC, who are Directors of AAAN, are also Directors and shareholders of Maxis.

   2.6 Khoo Teng Bin ("KTB"), who is a shareholder of AAAN and Maxis, is also a Director of UTSB. KTB does not have any equity interest in UTSB, AWT and MMT.

   2.7 Dato' Haji Badri Bin Haji Masri ("DBM") is the Chairman of AAAN and Director of certain subsidiaries of AAAN including MMT. DBM who is a major shareholder of AAAN, is also a major shareholder of Maxis.

   2.8 Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("AF") who is a Director of certain subsidiaries of AAAN, is also a major shareholder of AAAN and Maxis.

   2.9 Mohamad Shahrin Bin Merican ("MSM"), is a person connected to a Director of AAAN and a major shareholder of AAAN and Maxis.

   2.10 Dato' Mohamed Khadar Bin Merican ("Dato' Khadar"), a Director of AAAN is a person connected to MSM. Dato' Khadar is also a shareholder of AAAN and Maxis.

At the Extraordinary General Meeting held on 13 July 2004, the Company obtained its shareholders' mandate to allow the Group to enter into recurrent related party transactions ("RRPTs") of a revenue or trading nature.

In accordance with the Listing Requirements of Bursa Malaysia Securities Berhad, details of RRPTs conducted during the financial year ended 31 January 2005 pursuant to the shareholders' mandate are as follows:-

No	Company in the AAAN Group involved	Transacting Parties	Nature of transaction	Interested Related Party	Nature of Relationships	Incurred up to 31 January 2005 (RM'000)
1	MEASAT Broadcast Network Systems Sdn Bhd ("MBNS")	UTSB Management Sdn Bhd ("UTSBM")	Provision of personnel support in the operation and management of ASTRO ALL ASIA NETWORKS plc's ("AAAN") business by UTSBM.	Major Shareholders Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean"), Ananda Krishnan Tatparanandam ("TAK"), Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens ("AF") and Mohamad Shahrin Bin Merican ("MSM") Directors Augustus Ralph Marshall ("RM"), Tan Poh Ching ("TPC"), Dato' Mohamed Khadar Bin Merican ("Dato' Khadar"), AF and MSM	Please refer to Note 1	73
2	MBNS	UTSBM	Provision of strategic top-level consultancy services to MBNS by UTSBM.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1	4,722
3	AAAN	UTSBM	Arrangement for usage of UTSBM's management meeting rooms at Level 37 and 40 of Menara Maxis as AAAN's radio backup studios.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 1	N/A*
4	MBNS	SRG Asia Pacific Sdn Bhd ("SRGAP")	Provision of call centre services and ad-hoc marketing campaigns by SRGAP.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Tun Haji Mohammed Hanif Bin Omar ("THO"), AF and MSM Directors RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 2	2,073

* There is no fee/consideration between AAAN and UTSBM on the arrangement for AAAN's usage of UTSBM's management meeting rooms as radio backup studios. AAAN and UTSBM are considering a reciprocal arrangement for UTSBM to use AAAN's facilities in the event of a crisis. Due to the nature of this back-to-back arrangement, no consideration has been ascertained for this transaction.

No	Company in the AAAN Group involved	Transacting Parties	Nature of transaction	Interested Related Party	Nature of Relationships	Incurred up to 31 January 2005 (RM'000)
5	MBNS	Malaysian Mobile Services Sdn Bhd ("Malaysian Mobile")	Provision of premium SMS services by MBNS.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, Dato' Haji Badri Bin Haji Masri ("DBM"), THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	2,588
6	MBNS	Maxis Broadband Sdn Bhd ("Maxis Broadband")	Provision of VSAT telecommunication link (including voice and data services) by Maxis Broadband.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5	1,082
7	MBNS	Malaysian Mobile	Provision of video streaming services by MBNS.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	414
8	MBNS	Maxis Mobile Sdn Bhd ("Maxis Mobile")	Usage of Maxis' Menara Sunway Contact Centre as MBNS' backup call centre.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3	2
9	Multimedia Interactive Technologies Sdn Bhd ("MIT")	Malaysian Mobile	Provision of electronic information and transaction based services (GSM-SMS) by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	7
10	MIT	Maxis Broadband	Development and implementation of Top Level Menu Update ("TLMU") System by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5	8

No	Company in the AAAN Group involved	Transacting Parties	Nature of transaction	Interested Related Party	Nature of Relationships	Incurred up to 31 January 2005 (RM'000)
11	MIT	Maxis Broadband	Provision by MIT for the use of an STK-WAP Platform in the delivery of various electronic information and transaction services to Maxis subscribers of its mobile service.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5	1,436
12	MIT	Malaysian Mobile	Provision of electronic information and transaction services using STK-WAP Technology by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	386
13	MIT	Maxis Broadband	Development and implementation of Transaction Data Management ("TDM") System MIT0052-C by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 5	16
14	MIT	Malaysian Mobile	Addendum to the Agreement for the provision of Electronic Information and Transaction based Services by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	82
15	Airtime Management and Programming Sdn Bhd ("AMP")	Malaysian Mobile	Provision of premium SMS services by Malaysian Mobile.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 4	273
16	AMP	Maxis Mobile	Sale of airtime revenue, sponsorship revenue and online revenue for Maxis Mobile.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM Directors DBM, RM, TPC, Dato' Khadar, AF and MSM	Please refer to Note 3	1,256*

* Transacted with an affiliate of Maxis Mobile.

No	Company in the AAAN Group involved	Transacting Parties	Nature of transaction	Interested Related Party	Nature of Relationships	Incurred up to 31 January 2005 (RM'000)
17	MBNS	Pan Malaysian Pools Sdn Bhd ("PMP")	Production and live broadcast of horse race meets over channel 501 and Astro's Wah Lai Toi for PMP.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC, AF and David John Butorac ("DB")	Please refer to Note 6	660
18	MBNS	PMP	Offer of free Astro decoder to PMP's Telelink account holders who wish to sign up for the Astro service.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC, AF and DB	Please refer to Note 6	95
19	MBNS	PMP	Purchase of airtime and sponsorship of prizes for winners on Astro's Wah Lai Toi, TVBS, TVB8 and AEC by PMP.	Major Shareholders TAK and AF Directors RM, TPC, AF and DB	Please refer to Note 6	95
20	MIT	PMP	Provision of maintenance and support services (Telelink Gateway System) by MIT.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC, AF and DB	Please refer to Note 6	97
21	MIT	TGV Cinemas Sdn Bhd (formerly known as Tanjong Golden Village Sdn Bhd) ("TGV")	Provision of a pilot online ticket reservation services for TGV.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC, AF and DB	Please refer to Note 7	12
22	AMP	TGV	Sale of airtime revenue and sponsorship revenue for TGV.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK and AF Directors RM, TPC and AF	Please refer to Note 7	162
22	MBNS	Bonuskad Loyalty Sdn Bhd ("Bonuskad")	Participation in the BonusLink Loyalty Programme.	Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM Directors RM, TPC, Dato' Khadar and MSM	Please refer to Note 8	1,228

No	Company in the AAAN Group involved	Transacting Parties	Nature of transaction	Interested Related Party	Nature of Relationships	Incurred up to 31 January 2005 (RM'000)
24	MIT	Valuelabs	Provision of consultancy services by Valuelabs.	Director Donakanti Arjun Rao ("Arjun")	Arjun is a Director of MIT and also a director and shareholder of Valuelabs. Arjun does not have any equity interest in AAAN as at 31 January 2005.	4,026

NOTES:

(1) UTSBM

UTSBM is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK who are major shareholders of AAAN, are also major shareholders of UTSBM. In addition, TAK is a Director of PanOcean, Excorp and UTSB.

RM and TPC who are Directors and shareholders of AAAN are also Directors of UTSB. RM is also a Director of MBNS and several other subsidiaries of AAAN and a Director of UTSBM. In addition, RM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. RM and TPC do not have any equity interest in UTSB or in UTSBM.

AF, a Director of MBNS and several other subsidiaries of AAAN is also a director of several subsidiaries of UTSB. He is also a major shareholder of AAAN. AF does not have any equity interest in UTSB or in UTSBM.

MSM, a major shareholder of AAAN is also a Director of several subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in UTSBM.

Dato' Khadar, a Director of AAAN is a person connected to MSM. Dato' Khadar does not have any equity interest in UTSB or in UTSBM.

(2) SRGAP

SRGAP is a wholly-owned subsidiary of UTSB while MBNS is a wholly-owned subsidiary of AAAN.

Directors, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between SRGAP and MBNS. Please refer to Note 1 above for their respective relationships with UTSB.

RM and TPC do not have any equity interest in UTSB or in SRGAP.

AF does not have any equity interest in UTSB or in SRGAP.

MSM is a Director of SRGAP and several other subsidiaries of UTSB. MSM does not have any equity interest in UTSB or in SRGAP.

Dato' Khadar does not have any equity interest in UTSB or in SRGAP.

(3) Maxis Mobile

Maxis Mobile is a wholly-owned subsidiary of Maxis while MBNS and AMP are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK who are major shareholders of AAAN, are also major shareholders of Maxis. In addition, TAK is a Director of PanOcean, Excorp and UTSB.

RM and TPC who are Directors and shareholders of AAAN and Maxis are also Directors of UTSB. RM is also a Director of MBNS and several other subsidiaries of AAAN. In addition, RM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS.

THO, a major shareholder of AAAN, is also a major shareholder of Maxis.

DBM who is the Chairman and a Director of AAAN is also a Director of MBNS and several other subsidiaries of AAAN while AF is a Director of MBNS and several other subsidiaries of AAAN, are also major shareholders of AAAN and Maxis.

MSM, a major shareholder of AAAN, is also a major shareholder of Maxis.

Dato' Khadar, a Director of AAAN is a person connected to MSM.

(4) Malaysian Mobile

Malaysian Mobile is a wholly-owned subsidiary of Maxis while MBNS, MIT and AMP are the wholly-owned subsidiaries of AAAN.

Directors, DBM, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM are regarded as having an interest in the transaction between Malaysian Mobile and MBNS. Please refer to Note 3 above for their respective relationships with Maxis.

(5) Maxis Broadband

Maxis Broadband is a wholly-owned subsidiary of Maxis while MIT is a wholly-owned subsidiary of AAAN.

Directors, DBM, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, DBM, THO, AF and MSM are regarded as having an interest in the transaction between Maxis Broadband and MIT. Please refer to Note 3 above for their respective relationships with Maxis.

(6) PMP

PMP is a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong plc") while MBNS and MIT are wholly-owned subsidiaries of AAAN.

UTSB, PSIL, Excorp, PanOcean and TAK who are major shareholders of AAAN, are also major shareholders of Tanjong plc. In addition, TAK is a Director of PanOcean, Excorp and UTSB.

RM and TPC who are Directors and shareholders of AAAN and Tanjong plc are also Directors of UTSB. RM is also a Director of MBNS and several other subsidiaries of AAAN. In addition, RM is the Deputy Chairman and the Group Chief Executive Officer of AAAN and the Chief Executive Officer of MBNS. RM and TPC are Executive Director and Non-Executive Director of Tanjong plc respectively while RM is also a Director of PMP.

AF, a major shareholder of AAAN, also has deemed equity interest in Tanjong plc. He is also a Director of MBNS and several other subsidiaries of AAAN.

DB, who is a Director of MBNS and MIT, is also a shareholder of AAAN and Tanjong plc.

(7) TGV

TGV is a joint venture company of Tanjong plc, via Tanjong Entertainment Sdn Bhd, a wholly-owned subsidiary of Tanjong plc while MIT and AMP are wholly-owned subsidiaries of AAAN.

Directors, RM, TPC, AF and DB and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF are regarded as having an interest in the transaction between TGV and each of MIT and AMP. Please refer to Note 6 above for their respective relationships with Tanjong plc.

(8) Bonuskad

Bonuskad is 25% owned by UTSB while MBNS is a wholly-owned subsidiary of AAAN.

Directors, RM, TPC, Dato' Khadar and AF and major shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, AF and MSM are regarded as having an interest in the transaction between Bonuskad and MBNS. Please refer to Note 1 above for their respective interests with UTSB.

RM and TPC do not have any equity interest in UTSB or in Bonuskad.

AF does not have any equity interest in UTSB or in Bonuskad.

MSM does not have any equity interest in UTSB or in Bonuskad.

Dato' Khadar does not have any equity interest in UTSB or in Bonuskad.

ANALYSIS OF SHAREHOLDINGS

as at 16 May 2005

SHARE CAPITAL

Authorised	: £301,628,945.00
Issued and paid-up	: £192,305,096.10 comprising 1,923,050,961 ordinary shares of 10 pence each
Voting Right	: One vote per ordinary share

DISTRIBUTION OF SHAREHOLDINGS

Size of shareholdings	**No. of shareholders**	**% of shareholders**	**No. of 10 pence shares**	**% of issued shares**
1 to 99	174	1.22	1,194	0.00
100 to 1,000	9,337	65.53	8,820,786	0.46
1,001 to 10,000	3,842	26.97	13,474,282	0.70
10,001 to 100,000	489	3.43	17,357,169	0.90
100,001 to 96,152,547*	403	2.83	918,466,240	47.76
96,152,547 and above**	3	0.02	964,931,290	50.18
Total	14,248	100.00	1,923,050,961	100.00

Notes:

* less than 5% of the issued share capital

** 5% and above of the issued share capital

CATEGORY OF SHAREHOLDERS

Individuals	12,739	89.41	27,414,130	1.44
Banks/Finance Companies	6	0.04	5,254,600	0.27
Investment Trusts/Foundations/ Charities	19	0.13	1,621,300	0.08
Industrial and Commercial Companies	143	1.00	708,858,071	36.86
Government Agencies/Institutions	4	0.03	227,500	0.01
Nominees	1,337	9.39	1,179,675,360	61.34
Others	—	—	—	—
Total	14,248	100.00	1,923,050,961	100.00

LIST OF 30 LARGEST SHAREHOLDERS as at 16 May 2005

No.	Name of shareholders	No. of 10 pence shares held	% of issued shares
1.	Khazanah Nasional Berhad	413,829,018	21.52
2.	RHB Nominees (Asing) Sdn Bhd *– All Asia Media Equities Ltd*	389,085,872	20.23
3.	RHB Nominees (Asing) Sdn Bhd *– East Asia Broadcast Network Systems N.V.*	162,016,400	8.42
4.	Usaha Tegas Entertainment Systems Sdn Bhd	90,534,101	4.71
5.	RHB Nominees (Asing) Sdn Bhd *– Pacific Broadcast Systems N.V.*	54,005,486	2.81
6.	Nusantara Delima Sdn Bhd	54,005,466	2.81
7.	Berkat Nusantara Sdn Bhd	54,005,466	2.81
8.	Nusantara Cempaka Sdn Bhd	54,005,466	2.81
9.	RHB Nominees (Asing) Sdn Bhd *– Southpac Investments Limited N.V.*	54,005,466	2.81
10.	RHB Nominees (Asing) Sdn Bhd *– Home View Limited N.V.*	54,005,466	2.81
11.	HSBC Nominees (Asing) Sdn Bhd *– Emerging Markets Growth Fund*	36,112,800	1.88
12.	HSBC Nominees (Asing) Sdn Bhd *– HSBC BK PLC for Prudential Assurance Company Ltd*	19,570,400	1.02
13.	HSBC Nominees (Asing) Sdn Bhd *– Abu Dhabi Investment Authority*	13,940,495	0.72
14.	HSBC Nominees (Asing) Sdn Bhd *– Capital International Emerging Markets Investment Fund*	12,614,200	0.65
15.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price International Funds for International Stock Fund*	11,937,000	0.62
16.	Cartaban Nominees (Tempatan) Sdn Bhd *– Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)*	11,820,600	0.61
17.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price Trust Company, International Common Trust Fund*	10,902,400	0.57
18.	Citicorp Nominees (Asing) Sdn Bhd *– CBNY for Vanguard Explorer Fund*	7,458,300	0.39
19.	HSBC Nominees (Asing) Sdn Bhd *– TNTC for Government of Singapore Investment Corporation Pte Ltd*	6,937,400	0.36
20.	HSBC Nominees (Asing) Sdn Bhd *– Chase Lux for Schroder International Selection Fund (Pacific Equity)*	6,686,800	0.35
21.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price International Funds for New Asia Fund*	6,371,200	0.33
22.	Mujur Nusantara Sdn Bhd	6,172,051	0.32
23.	Sanjung Nusantara Sdn Bhd	5,657,721	0.29
24.	HSBC Nominees (Asing) Sdn Bhd *– T. Rowe Price International Fund for Emerging Markets Stock Fund*	5,374,700	0.28
25.	HSBC Nominees (Asing) Sdn Bhd *– Bank of Bermuda (Guernsey) Ltd for The Schroder Emerging Markets Fund*	5,213,100	0.27
26.	Ujud Cergas Sdn Bhd	5,143,373	0.27
27.	HSBC Nominees (Asing) Sdn Bhd *– BNY Brussels for Baillie Gifford Emerging Markets Growth Fund (RBS as Trustee)*	4,960,000	0.26
28.	HSBC Nominees (Asing) Sdn Bhd *– New World Fund Incorporated*	4,788,500	0.25
29.	Cartaban Nominees (Asing) Sdn Bhd *– SSBT Fund CCB6 for Liberty Newport Tiger Fund*	4,620,900	0.24
30.	Cartaban Nominees (Asing) Sdn Bhd *– Investors Bank and Trust Company for Ishares, Inc.*	4,402,200	0.23
	TOTAL	1,570,182,347	81.65

The major shareholders of ASTRO ALL ASIA NETWORKS plc ("AAAN") and their respective direct and indirect interests in the shares of AAAN as at 16 May 2005 based on the Register kept pursuant to Section 211 of the United Kingdom Companies Act, 1985 are as follows:

	Name of Major Shareholders	Notes	Direct		Indirect	
			No. of 10 pence shares held	%	No. of 10 pence shares held	%
1	Khazanah Nasional Berhad		413,829,018	21.52	—	—
2	All Asia Media Equities Ltd ("AAME")	(a)	389,085,872	20.23	—	—
3	Usaha Tegas Entertainment Systems Sdn Bhd ("UTES")	(b)	90,534,101	4.71	389,085,872	20.23
4	Usaha Tegas Sdn Bhd ("UTSB")	(c)	—	—	479,619,973	24.94
5	Pacific States Investment Limited ("PSIL")	(d)	—	—	479,619,973	24.94
6	Excorp Holdings N.V. ("Excorp")	(e)	—	—	479,619,973	24.94
7	PanOcean Management Limited ("PanOcean")	(e)	—	—	479,619,973	24.94
8	Ananda Krishnan Tatparanandam ("TAK")	(f)	—	—	819,082,908	42.59
9	Dato' Haji Badri Bin Haji Masri ("DBM")	(h)&(i)	—	—	177,946,535	9.25
10	Harapan Terus Sdn Bhd ("HTSB")	(g)	—	—	177,446,535	9.23
11	Hj. Affendi Bin Tun Hj. Mohd. Fuad Stephens	(h)	—	—	177,446,535	9.23
12	Mohamad Shahrin Bin Merican	(h)	166,600	0.01	177,446,535	9.23
13	Tun Haji Mohammed Hanif Bin Omar	(h)	—	—	177,446,535	9.23
14	East Asia Broadcast Network Systems N.V. ("EABNS")	(a)	—	—	162,016,400	8.42
15	East Asia Broadcast Systems Holdings N.V. ("EABSH")	(j)	—	—	162,016,400	8.42
16	Tucson N.V. ("Tucson")	(k)	—	—	162,016,400	8.42

NOTES:

(a) *The interest is held through a nominee.*

(b) UTES is deemed to have an interest in all of the ordinary shares of 10 pence each of AAAN ("Shares") in which AAME has an interest, by virtue of UTES being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in AAME. In addition to the Shares held via AAME, UTES holds directly 90,534,101 Shares representing 4.71 per cent of the share capital in AAAN.

(c) UTSB *is deemed to have an interest in all of the Shares in* which UTES has an interest, by virtue of UTSB being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in UTES. Please see Note (b) above.

(d) PSIL is deemed to have an interest in all of the Shares in which UTSB has an interest, by virtue of PSIL's direct controlling interest of 9,999,998 ordinary shares of RM1.00 each representing 99.999 per cent of the share capital in UTSB. Please see Note (c) above.

(e) The shares in PSIL are held 100 per cent by Excorp which is deemed to have an interest in all of the Shares in which PSIL has an interest. Please see Note (d) above. The shares in Excorp are in turn held 100 per cent by PanOcean. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes. Although PanOcean is deemed to have an interest in the Shares through Excorp, it does not have any economic or beneficial interest over such Shares as such interest is held subject to the terms of the discretionary trust.

(f) TAK is deemed to have an interest over 819,082,908 Shares representing 42.59 per cent of the share capital in AAAN by virtue of the following:

(i) PanOcean's deemed interest in the Shares (please see Note (e) above). Although TAK is deemed to have an interest in the Shares, he does not have any economic or beneficial interest therein since such interest is held subject to the terms of the discretionary trust referred to in Note (e) above.

(ii) The interests of EABNS, Pacific Broadcast Systems N.V. ("PBS"), Home View Limited N.V. ("HVL") and Southpac Investments Limited N.V. ("SIL") which collectively hold 324,032,818 Shares representing 16.85 per cent of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by EABNS, PBS, HVL and SIL by virtue of his 100 per cent control of the shares of their respective ultimate holding companies viz Tucson, Orient Systems Limited N.V., Home View Holdings N.V. and Southpac Holdings N.V. respectively; and

(iii) The interests of Ujud Cergas Sdn Bhd ("UCSB"), Metro Ujud Sdn Bhd ("MUSB"), Mujur Sanjung Sdn Bhd ("MSSB"), Prisma Gergasi Sdn Bhd ("PGSB") and Ujud Murni Sdn Bhd ("UMSB") which collectively hold 15,430,117 Shares representing 0.80 per cent of the share capital in AAAN. TAK is deemed to have an interest in the Shares held by UCSB, MUSB, MSSB, PGSB and UMSB by virtue of his 100 per cent control of the shares of their respective ultimate holding companies viz All Asia Radio Broadcast N.V., Global Radio Systems N.V., Maestra International Broadcast N.V., Maestra Global Radio N.V. and Global Broadcast Systems N.V. respectively.

(g) HTSB is deemed to have an interest in all of the Shares in which Berkat Nusantara Sdn Bhd, Nusantara Cempaka Sdn Bhd, Nusantara Delima Sdn Bhd, Mujur Nusantara Sdn Bhd, Gerak Nusantara Sdn Bhd and Sanjung Nusantara Sdn Bhd (collectively, "HTSB Subsidiaries") have an interest by virtue of HTSB being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in the immediate holding companies in each of HTSB Subsidiaries viz Nusantara Barat Sdn Bhd, Nusantara Kembang Sdn Bhd, Prisma Mutiara Sdn Bhd, Nada Nusantara Sdn Bhd, Cermat Delima Sdn Bhd and Cermat Deras Sdn Bhd respectively. The HTSB Subsidiaries collectively hold 177,446,535 Shares representing 9.23 per cent of the share capital in AAAN under discretionary trusts for Bumiputera objects. As such, HTSB does not have any economic interest over the Shares held by these companies.

(h) Deemed to have an interest in all of the Shares in which HTSB has an interest (please see Note (g) above), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects referred to in Note (g) above.

(i) DBM is also deemed to have an interest over 500,000 Shares held by Ratna Pelangi Sdn Bhd ("RPSB") by virtue of his 99 per cent direct equity interest in RPSB.

(j) EABSH is deemed to have an interest in all of the Shares in which EABNS has an interest, by virtue of EABSH being entitled to control the exercise of 100 per cent of the votes attached to the voting shares in EABNS.

(k) Tucson is deemed to have an interest in all of the Shares in which EABSH has an interest, by virtue of Tucson's direct controlling interest of 100 per cent of the share capital in EABSH. Please see Note (j) above. The shares of Tucson are bearer shares.

The full details of interests of the Directors in the shares and options in the Company based on the Company's Register of Directors' Interests, kept pursuant to Section 325 of the United Kingdom Companies Act, 1985 are as follows:-

The interests of the Directors in the shares of the Company ("Shares") (both direct and indirect) as at 16 May 2005:-

Name	No. of shares of 10 pence each		% of issued shares	
	Direct	Indirect	Direct	Indirect
Dato' Haji Badri Bin Haji Masri	—	177,946,535 (a)	—	9.25
Augustus Ralph Marshall	1,000,000 (b)	—	0.05	—
Tan Poh Ching	500,000 (b)	—	0.03	—
Dato' Mohamed Khadar Bin Merican	250,000	—	0.01	—
Kuok Khoon Ho	250,000	14,000 (c)	0.01	Negligible
Bernard Anthony Cragg	—	—	—	—

(a) Deemed interest in all of the Shares in which Harapan Terus Sdn Bhd ("HTSB") has an interest (please see note (g) under section on Interests of Major Shareholders), by virtue of his 25 per cent direct equity interest in HTSB. However, he does not have any economic interest over these Shares as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects. He is also deemed to have an interest over 500,000 Shares held by Ratna Pelangi Sdn Bhd ("RPSB") by virtue of his 99 per cent direct equity interest in RPSB.

(b) Held through nominees.

(c) Held through a company in which he and persons connected to him control the exercise of not less than 15 per cent of the voting shares.

The interests of a Director in options over unissued shares of the Company as at 16 May 2005:-

Name	Price per option share	No. of option shares
Augustus Ralph Marshall	RM3.65	1,000,000 (a)
	RM3.65	1,500,000 (b)
	RM4.40	498,800 (c)
	RM4.806	752,000 (d)

(a) Granted on 22 October 2003 pursuant to the 2003 Employee Share Option Scheme ("ESOS").

(b) Granted on 22 October 2003 pursuant to the 2003 Management Share Incentive Scheme.

(c) Granted on 19 May 2004 pursuant to the 2003 ESOS.

(d) Granted on 11 March 2005 pursuant to the 2003 ESOS.

None of the Directors have any interest in the shares or options of the subsidiaries of the Company.

SHARE PRICE PERFORMANCE
from 29 October 2003 to 18 May 2005



SHARE PRICE
6.0
5.6
5.2
4.8
4.4
4.0
1000
950
900
850
800
750
Oct03
Nov03
Dec03
Jan04
Feb04
Mar04
Apr04
May04
Jun04
Jul04
Aug04
Sep04
Oct04
Nov04
Dec04
Jan05
Feb05
Mar05
Apr05
May05
KLCI
Astro Share Price



VOLUME
25
20
15
10
5
0
Oct03
Nov03
Dec03
Jan04
Feb04
Mar04
Apr04
May04
Jun04
Jul04
Aug04
Sep04
Oct04
Nov04
Dec04
Jan05
Feb05
Mar05
Apr05
May05
Volume (million)

BOARD OF DIRECTORS

Dato' Haji Badri Bin Haji Masri
Chairman and Non-Executive Director

Augustus Ralph Marshall
Group Chief Executive Officer

Tan Poh Ching
Non-Executive Director

Dato' Mohamed Khadar Bin Merican
Independent Director

Kuok Khoon Ho
Independent Director

Bernard Anthony Cragg
Independent Director

COMPANY SECRETARY

Rohana Rozhan

REGISTERED OFFICE IN MALAYSIA

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia
Telephone No. : 603 9543 6688
Fax No. : 603 9543 6877
Website : www.astroplc.com
E-mail : info@astroplc.com

REGISTERED OFFICE IN U.K.

10 Upper Bank Street
London, E14 5JJ
United Kingdom
Telephone No. : 44 (0) 20 7006 1000
Fax No. : 44 (0) 20 7006 3467

REGISTRARS IN MALAYSIA

Symphony Share Registrars Services Sdn Bhd
(formerly known as Malaysian Share Registration Services Sdn Bhd)
Level 26, Menara Multi-Purpose
Capital Square
No. 8, Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Telephone No. : 603 2721 2222
Fax No. : 603 2721 2530/31

AUDITORS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH
United Kingdom

PricewaterhouseCoopers
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

STOCK EXCHANGE LISTING

Main Board of Bursa Securities
(Listed since 29 October 2003)
(Stock code: 5076)
(ISIN: GB0066981209)

FINANCIAL CALENDAR

Results for	1Q FY2006	June 2005
	2Q FY2006	September 2005
	3Q FY2006	December 2005
	4Q FY2006	March 2006
AGM		20 July 2005
Proposed dividend payment for the financial year ended 31 January 2005		August 2005

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the **Second Annual General Meeting of ASTRO ALL ASIA NETWORKS plc** ("Company") will be held at **10.00 a.m.** on **Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** for the following purposes:

AGENDA

(1) To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2005 and the Reports of the Directors and Auditors thereon. **Resolution 1**

(2) To declare a First and Final tax-exempt dividend of 2.5 sen per share of 10 pence each for the financial year ended 31 January 2005. **Resolution 2**

(3) To re-elect Dato' Haji Badri Bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 3**

(4) To re-elect Tan Poh Ching, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association. **Resolution 4**

(5) To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 5**

(6) To transact any other business of which due notice shall have been given in accordance with the United Kingdom Companies Act, 1985.

NOTICE OF DIVIDEND PAYMENT
NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Second Annual General Meeting to be held on Wednesday, 20 July 2005, a First and Final tax-exempt dividend of 2.5 sen per share of 10 pence each for the financial year ended 31 January 2005 will be paid on 26 August 2005 to Depositors who are registered in the Record of Depositors at the close of business on 3 August 2005.

A Depositor will qualify for entitlement to the dividend only in respect of:-

(a) shares transferred to the Depositor's securities account before 4.00 p.m. on 3 August 2005 in respect of the transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

BY ORDER OF THE BOARD

Rohana Rozhan
Company Secretary

24 June 2005

3rd Floor, Administration Building
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong – Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

NOTES:

1. **Proxy**

   (a) *A member of the Company entitled to attend and vote may appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in* particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company.

   (b) A proxy need not be a member of the Company.

   (c) The Form of Proxy must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

   (d) An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person authorised to sign it.

2. **Additional Information**
   A statement accompanying this notice which includes additional information as required under Appendix 8A of the Listing Requirements of the Bursa Malaysia Securities Berhad ("Bursa Securities") is attached hereto as Annexure A.

3. **Annual Report and Audited Financial Statements (Resolution 1)**
   For each financial year, the Directors must present the Directors' Report, the Audited Financial Statements and the independent Auditors' Report to the Company's shareholders at a general meeting.

4. **Retirement and Re-election of Directors (Resolutions 3 & 4)**
   In accordance with Articles 83 and 84 of the Company's Articles of Association (the "Articles"), at least one-third of the directors who are subject to retirement by rotation shall retire from office, and Dato' Haji Badri Bin Haji Masri and Tan Poh Ching, being the Directors who have been longest in office since their last appointment shall retire pursuant to Articles 83 and 84 of the Articles and being eligible, offer themselves for re-appointment pursuant to Article 85 of the Articles.

5. **Re-appointment of Auditors (Resolution 5)**
   At every general meeting at which financial statements are presented to the Company's shareholders, the Company is required to appoint independent Auditors to serve until the next general meeting. The existing Auditors, PricewaterhouseCoopers LLP, have indicated that they are willing to continue as the Company's Auditors for the ensuing year.

STATEMENT ACCOMPANYING NOTICE OF SECOND ANNUAL GENERAL MEETING
of ASTRO ALL ASIA NETWORKS plc ("Company")

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Securities

Annexure A

1. **The names of the individuals who are standing for re-election:**

   (i) Dato' Haji Badri Bin Haji Masri

   (ii) Tan Poh Ching

2. **The details of attendance of Directors at board meetings of the Company:**
   A total of 5 board meetings were held during the financial year, which were attended by all the Directors.

3. **The place, date and hour of the Second Annual General Meeting of the Company:**

Place	:	Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia.
Date & Time	:	Wednesday, 20 July 2005 at 10.00 a.m. (Malaysian time)

4. **Further details of the individuals who are standing for re-election as directors:**

   (i) Dato' Haji Badri Bin Haji Masri

Age	61
Nationality	Malaysian
Qualification	Graduated with a BA in Malay Literature from the University of Malaya and an MA in Political Science from King's College University, London and was awarded the Heinz Fellowship from the University of Pittsburgh.
Position in the Company	Joined the Board as Non-Executive Director in July 2003 and was appointed as Chairman of the Board in August 2003.
Working Experience and Occupation	He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1996. He served in various government ministry posts from 1968 to 1996, including that of Director General of Tourist Development Corporation of Malaysia and Director of the Budget Management Division of the Ministry of Finance of Malaysia. He has held various posts in the private sector including Business Development Advisor of Sriwani Holdings Bhd (listed on Bursa Securities), Chairman and Managing Director of DiPerdana Holdings Bhd (listed on Bursa Securities) and Chairman of Crest Petroleum Bhd (listed on Bursa Securities), a position he held until July 2003.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	None
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 174 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None

STATEMENT ACCOMPANYING NOTICE OF SECOND ANNUAL GENERAL MEETING (Cont'd.)
of ASTRO ALL ASIA NETWORKS plc ("Company")

pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Securities

Any conflict of interest that he has with the Company	There is no business arrangement with the Company in which he has a personal interest.
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

(ii) Tan Poh Ching

Age	58
Nationality	Malaysian
Qualification	He graduated with a First Class (Hons) Degree in Mechanical Engineering from the University of Strathclyde, Scotland and has attended the Advanced Management Programme at Harvard Business School.
Position in the Company	Joined the Board as Non-Executive Director in July 2003.
Working Experience and Occupation	He has been a Director of MEASAT Broadcast Network Systems Sdn Bhd since 1994. He is also a Director of Usaha Tegas Sdn Bhd as well as Tanjong plc (listed on Bursa Securities and the London Stock Exchange plc), Maxis Communications Bhd (listed on Bursa Securities) and the Malaysian Community & Education Foundation, a non-profit organisation. He held various management positions in the Shell group of companies in Malaysia for 18 years before he joined Pan Malaysian Pools Sdn Bhd, a wholly-owned subsidiary of Tanjong plc, in April 1990. Tan Poh Ching was appointed an Executive Director of Tanjong plc in October 1991 and subsequently the Chief Executive Officer of Tanjong plc in July 1992, a position he held until his retirement on 1 May 2003. He continues to be a Non-Executive Director of Tanjong plc and Powertek Bhd.
Any other directorship of public companies* ** Only public companies incorporated pursuant to the Malaysian Companies Act, 1965 are included*	Maxis Communications Bhd, Powertek Bhd and Malaysian Community & Education Foundation.
The securities holdings in the Company and its subsidiaries	Please refer to the details of director's interests on page 174 of the Annual Report.
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	There is no business arrangement with the Company in which he has a personal interest.
List of convictions for offences within the past 10 years other than traffic offences, if any (only for penalties made public)	None

ASTRO ALL ASIA NETWORKS plc

(Incorporated in England and Wales – Company No. 4841085)
(Registered as a foreign company in Malaysia – Company No. 994178-M)

FORM OF PROXY

I/We, ____
(FULL NAME IN BLOCK LETTERS)

of ____
(FULL ADDRESS)

being a member of ASTRO ALL ASIA NETWORKS plc, hereby appoint ________________________

____
(FULL NAME IN BLOCK LETTERS)

of ____
(FULL ADDRESS)

and/or ____
(FULL NAME IN BLOCK LETTERS)

of ____
(FULL ADDRESS)

or failing him/her, the Chairman of the Meeting as my/our proxy to vote for me/us on my/our behalf at the **Second Annual General Meeting** of the Company to be held at **10.00 a.m.** on **Wednesday, 20 July 2005 at the Grand Ballroom, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** and at any adjournment thereof or any poll taken on any resolution proposed thereat (whichever shall be later).

Subject to any voting instructions given below, the proxy will exercise his/her discretion as to how he/she votes and whether or not he/she abstains from voting on any resolution, by whomsoever proposed (including, without limitation, any resolution to amend a resolution or to adjourn the meeting).

Please indicate how you may wish to cast your votes by inserting a "✔" in the space provided.

	RESOLUTION	FOR	AGAINST
(1)	To receive and consider the Annual Report and the Audited Financial Statements of the Company and of the Group for the financial year ended 31 January 2005 and the Reports of the Directors and Auditors thereon.		
(2)	To declare a First and Final tax-exempt dividend of 2.5 sen per share of 10 pence each for the financial year ended 31 January 2005.		
(3)	To re-elect Dato' Haji Badri Bin Haji Masri, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
(4)	To re-elect Tan Poh Ching, a Director who retires by rotation in accordance with Articles 83 and 84 of the Company's Articles of Association.		
(5)	To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company and to authorise the Directors to fix their remuneration.		

Dated this _____ day of __________ 2005.

____

Name(s) of Member
(If the appointor is an attorney or a corporation please see Note 5 below)

________________________ ________________________

Signature of Member(s) Number of shares held

Notes:

1. A member of the Company entitled to attend and vote is entitled to appoint one or more proxies of his/her own choice to attend and vote instead of him/her and in particular a member who is an authorised nominee as defined in the Malaysian Securities Industry (Central Depositories) Act, 1991 may appoint more than one proxy in respect of each securities account which it holds and which is credited with ordinary shares of the Company. A proxy need not be a member of the Company.
2. A member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing instruments of proxy are delivered for the same share for use at the same meeting, the one which is last validly delivered (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which instrument was last validly delivered, none of them shall be treated as valid in respect of that share.
3. A proxy may vote on a show of hands and on a poll.
4. If the Form of Proxy is returned without an indication as to how the proxy shall vote on any particular matter, the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
5. An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or by an officer, attorney or other person duly authorised in that respect.
6. To be valid this Form of Proxy, duly completed, must be deposited with the Company's share registrar, Symphony Share Registrars Sdn Bhd (formerly known as Malaysian Share Registration Services Sdn Bhd) at Level 26, Menara Multi-Purpose, Capital Square, No. 8 Jalan Munshi Abdullah, 50100 Kuala Lumpur, Malaysia, together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, not less than forty-eight (48) hours before the time appointed for the meeting or adjourned meeting or in the case of a poll taken subsequent to the date of the meeting or adjourned meeting not less than twenty-four (24) hours before the time appointed for the taking of the poll.
7. Lodging of a completed Form of Proxy will not preclude a member from attending and voting in person at the meeting should the member subsequently wish to do so.

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STAMP

Symphony Share Registrars Sdn Bhd

(formerly known as Malaysian Share Registration Services Sdn Bhd)

Level 26, Menara Multi-Purpose, Capital Square

No. 8, Jalan Munshi Abdullah

50100 Kuala Lumpur

Malaysia

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ASTRO ALL ASIA NETWORKS plc (994178-M)
All Asia Broadcast Centre
Technology Park Malaysia
Lebuhraya Puchong-Sungai Besi
Bukit Jalil
57000 Kuala Lumpur
Malaysia

Tel : +603 9543 6688
Fax : +603 9543 6888

www.astroplc.com